Selected Railroad Statistics - unaudited

	2021	2020	2019
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	14,477	13,819	14,917
Freight revenues ($ millions)	13,888	13,218	14,198
Operating income ($ millions)	5,616	4,777	5,593
Adjusted operating income ($ millions) (2)(3)	5,622	5,263	5,708
Net income ($ millions)	4,892	3,562	4,216
Adjusted net income ($ millions) (2)(3)	4,218	3,784	4,189
Diluted earnings per share ($)	6.89	5.00	5.83
Adjusted diluted earnings per share ($) (2)(3)	5.94	5.31	5.80
Free cash flow ($ millions) (2)(4)	3,296	3,227	1,992
Gross property additions ($ millions)	2,897	2,863	4,079
Share repurchases ($ millions)	1,582	379	1,700
Dividends per share ($)	2.46	2.30	2.15
Financial ratios
Operating ratio (%) (5)	61.2	65.4	62.5
Adjusted operating ratio (%) (2)(3)	61.2	61.9	61.7
Adjusted debt-to-adjusted EBITDA (times) (2)(6)	1.82	1.98	2.01
Return on invested capital (ROIC) (%) (2)(7)	16.4	12.7	15.3
Adjusted ROIC (%) (2)(7)	14.1	13.4	15.1
Operational measures (8)
Statistical operating data
Gross ton miles (GTMs) (millions)	458,401	455,368	482,890
Revenue ton miles (RTMs) (millions)	233,138	230,390	241,954
Carloads (thousands)	5,701	5,595	5,912
Route miles (includes Canada and the U.S.)	19,500	19,500	19,500
Employees (end of year)	22,604	24,381	25,975
Employees (average for the year)	24,084	23,786	26,733
Key operating measures
Freight revenue per RTM (cents)	5.96	5.74	5.87
Freight revenue per carload ($)	2,436	2,362	2,402
GTMs per average number of employees (thousands)	19,033	19,144	18,063
Operating expenses per GTM (cents)	1.93	1.99	1.93
Labor and fringe benefits expense per GTM (cents)	0.63	0.60	0.61
Diesel fuel consumed (US gallons in millions)	397.6	407.2	451.4
Average fuel price ($/US gallon)	3.28	2.42	3.17
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.867	0.894	0.935
Train weight (tons)	9,658	9,501	9,125
Train length (feet)	8,559	8,572	8,232
Car velocity (car miles per day)	195	185	194
Through dwell (entire railroad, hours)	7.9	8.6	7.9
Through network train speed (miles per hour)	19.2	18.5	18.5
Locomotive utilization (trailing GTMs per total horsepower)	198	196	198
Safety indicators (9)
Injury frequency rate (per 200,000 person hours)	1.33	1.64	1.97
Accident rate (per million train miles)	1.82	1.87	2.23
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the section entitled Adjusted performance measures in the MD&A for an explanation of these non-GAAP measures.
(4)See the section entitled Liquidity and capital resources – Free cash flow in the MD&A for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Adjusted EBITDA for 2019 has been restated to include the workforce reduction program adjustment in order to conform with the current definition and be comparable with the current year. See the section entitled Liquidity and capital resources – Adjusted debt-to-adjusted EBITDA multiple in the MD&A for an explanation of this non-GAAP measure.
(7)See the section entitled ROIC and adjusted ROIC in the MD&A for an explanation of these non-GAAP measures.
(8)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(9)Based on Federal Railroad Administration (FRA) reporting criteria.

CN | 2021 Annual Report 1

Management's Discussion and Analysis

2 CN | 2021 Annual Report

Management's Discussion and Analysis
This Management's Discussion and Analysis (MD&A) dated February 1, 2022, relates to the consolidated financial position and results of operations of Canadian National Railway Company, together with its wholly-owned subsidiaries, collectively "CN" or the "Company," and should be read in conjunction with the Company's 2021 Annual Consolidated Financial Statements and Notes thereto. All financial information reflected herein is expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
CN's common shares are listed on the Toronto and New York stock exchanges. Additional information about CN filed with Canadian securities regulatory authorities and the United States Securities and Exchange Commission (SEC), including the Company's 2021 Annual Information Form and Form 40-F, may be found online on SEDAR at www.sedar.com, on the SEC's website at www.sec.gov through EDGAR, and on the Company's website at www.cn.ca in the Investors section. Printed copies of such documents may be obtained by contacting CN's Corporate Secretary's Office.

Business profile

CN is engaged in the rail and related transportation business. CN's network of 19,500 route miles of track spans Canada and the United States of America (U.S.); the only railroad connecting Canada's Eastern and Western coasts with the U.S. South. CN's extensive network and efficient connections to all Class I railroads provide CN customers access to Canada, the U.S. and Mexico. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of cargo, serving exporters, importers, retailers, farmers and manufacturers. CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.
CN's freight revenues are derived from seven commodity groups representing a diversified and balanced portfolio of goods transported between a wide range of origins and destinations. This product and geographic diversity better position the Company to face economic fluctuations and enhances its potential for growth opportunities. For the year ended December 31, 2021, CN's largest commodity group accounted for 28% of total revenues. From a geographic standpoint, 16% of revenues relate to U.S. domestic traffic, 31% transborder traffic, 18% Canadian domestic traffic and 35% overseas traffic. The Company is the originating carrier for over 85%, and the originating and terminating carrier for over 65%, of traffic moving along its network, which allows it both to capitalize on service advantages and build on opportunities to efficiently use assets.

Corporate organization

The Company manages its rail operations in Canada and the U.S. as one business segment. Financial information reported at this level, such as revenues, operating income and cash flow from operations, is used by the Company's corporate management in evaluating financial and operational performance and allocating resources across CN's network. The Company's strategic initiatives are developed and managed centrally by corporate management and are communicated to its regional activity centers (the Western Region and Eastern Region), whose role is to manage the day-to-day service requirements of their respective territories, control direct costs incurred locally, and execute the strategy and operating plan established by corporate management.
See Note 23 – Segmented information to the Company's 2021 Annual Consolidated Financial Statements for additional information on the Company's corporate organization, as well as selected financial information by geographic area.

Strategy overview

CN has long been a nation builder and trade enabler, and is essential to the North American economy. The Company’s strengths are many: a unique tri-coastal network; a highly diverse customer base; an early mover advantage on sustainability, including fuel efficiency and environmental stewardship; a proven ability to innovate, including pioneering Precision Scheduled Railroading (PSR); and a focus on safety.
CN’s strategic plan is about redefining railroading. The objective is clear: to deliver profitable growth by growing faster than the markets the Company participates in and continuously improving its operating efficiency, while being a leader in sustainability. This is expected to drive consistent shareholder returns and earnings growth.
CN's business strategy is anchored on the Company’s vision of Powering Sustainable Growth for our customers, people and communities. This strategy rests on a strong commitment to moving its customers’ goods safely and efficiently, having talented and engaged employees, being environmentally responsible, helping build safer and stronger communities, all while adhering to the highest ethical standards of

CN | 2021 Annual Report 3

Management's Discussion and Analysis
governance. CN calls this Delivering Responsibly. Upon its solid strategic foundation rest four pillars: operational excellence every day, strong customer partnerships, growing its reach, and industry-leading innovation.
CN’s strategy creates value for its shareholders by striving for sustainable financial performance, including profitable top-line growth, strong free cash flow generation and return on invested capital well above the Company’s cost of capital. CN also returns value to shareholders through dividend payments and share repurchases. Through its strategic vision, CN is demonstrating the foresight, flexibility and resilience necessary to continue to create sustainable value for all its stakeholders by redefining railroading for the 21st century.
•CN is going digital as the digital revolution transforms North American business.
•CN is using data as an asset for better operational efficiency.
•CN is focused on being part of the climate change solution.
•CN is creating new relationships with customers and new customer service models.
•CN is building a diverse and talented North American workforce of committed railroaders.
CN’s strategy harnesses new technologies, opportunities, and relationships to “Power Sustainable Growth for our customers, people, and communities".

Operational excellence every day
CN's goal is to deliver reliable, efficient and cost-effective transportation services for its customers. CN continues to improve its service productivity and safety, with a focus on investments in network fluidity, automation, big data analytics and the digital customer experience. CN's PSR operating model focuses on improving every aspect of railroad operations to meet customer commitments efficiently and profitably. This calls for the continuous measurement of results and the use of such information to generate further improvements in the service provided to customers and in the efficiency of operations. The Company strives to run longer trains, reduce terminal dwell times and improve overall network velocity. PSR is a disciplined operating methodology that CN executes with a sense of urgency and accountability.

Strong customer partnerships
CN aims to provide the best customer service by anticipating its customers’ needs, understanding their growth plans, earning their trust, becoming a truly customer-centric organization and demonstrating agility. CN is developing deeper and stronger customer partnerships, putting its customers, and ultimately their end customers, at the center of its operations.
CN’s focus is on end-to-end collaboration with its customers and supply chain partners to help them grow their markets while leveraging technological innovation to deliver value. Supply chain collaboration agreements with ports, terminal operators and customers leverage key performance metrics that drive efficiencies within CN's operations and across the entire supply chain. CN’s goal is to ensure a seamless end-to-end customer experience by digitizing its operations, bringing transparency to the supply chain and adjusting its service performance measures to better reflect its customers’ changing requirements.
CN is digitalizing the way it does business, including sharing data through Application Programming Interfaces (APIs) and improving its communications and service performance through the use of mobile reporting and enhanced digital customer interfaces. CN will take an industry-leading focus on measuring customer satisfaction to consistently align to customer needs and maintain its everyday operational excellence.

Grow its reach
CN facilitates the end-to-end supply chain to unlock long-term, profitable growth. With its unique tri-coastal network that spans North America, CN reaches farther, both physically and commercially, for its existing customers and to find new ones by playing a lead role in connecting North America to the world. To grow its reach for carload customers, CN is expanding its network of transload facilities across North America. In Western Canada, CN invests in infrastructure and equipment to grow its capacity and increase its share of new industrial production while also responding to shifting demands in commodities (e.g., transition to green energy). In Eastern Canada, CN aims to further densify its network by potentially developing, through partnerships, port and inland terminals to promote gateway growth and provide customers with a cost-advantageous intermodal route to Toronto and the American Midwest.

Industry-leading innovation
CN proactively pursues an ambitious innovation strategy using technology, analytics and automation to increase safety and efficiency as well as deliver a reliable, low-carbon, seamless service to its customers. As a pioneer of PSR, CN is well positioned to drive the next wave of change with Digital Scheduled Railroading (DSR). DSR applies technology tools and new ways of working to unlock further operational excellence, customer service and employee engagement. DSR features:
•Improved simplicity, reliability and predictability: Use advanced digital technologies, big data, artificial intelligence (AI) and predictive analytics for better planning, efficiency, and safety.
•Better decision-making: Improved real-time data and analytical support tools available 24/7.

4 CN | 2021 Annual Report

Management's Discussion and Analysis
•Enhanced visibility: More accurate, consistent and relevant information provided to all stakeholders (e.g., customers, employees, communities).
•Digitized work: Automate manual processes to improve efficiency and safety.
•Enhanced cybersecurity protections: Protect the Company’s physical assets and data to keep its network safe.
•Improved analytics with a focus on sustainability (e.g., safety, environment, people, communities).

In December 2021, CN announced a seven-year strategic partnership with Google Cloud to transform CN’s supply chain to deliver new customer experiences, and modernize its technology infrastructure in the cloud.

Sustainability leadership
Sustainability is at the heart of how CN is building for the future. Delivering Responsibly, the encapsulation of the Company’s sustainability leadership, underpins all of CN’s decisions, commitments and investments. The Company is focused on transporting goods safely, engaging the best diverse team of railroaders, protecting the environment, helping neighboring communities, and adhering to stringent ethical standards. CN understands that transparency is essential for stakeholder trust concerning the Company’s Environmental, Social and Governance (ESG) commitments. In that regard, CN seeks to align its ESG disclosures with global best practice frameworks.

Safety is a core value
CN is intensely focused on its uncompromising commitment to the health and safety of its employees, the communities and environment in which it operates and the customers it serves. The Company embraces a safety culture based on the fundamental belief that all injuries and accidents are preventable. CN’s objective is simple: reduce on-the-job fatalities and serious injuries to zero. The Company is employing advanced technology and innovative training models to help achieve this goal. CN also continues to train its people and build its infrastructure toward its goal of being the safest railroad in North America. More specifically, CN is:
•Fostering an engaged workforce that respects Life Critical Rules.
•Embedding a mindset whereby employees take ownership for their own safety and the safety of others by Looking Out for Each Other.
•Training employees to identify and mitigate exposures.
•Using advanced technologies to proactively mitigate human error and reduce risk.
•Maintaining reliable and safe equipment and infrastructure.
•Investing in employee training, coaching, recognition and engagement initiatives.
See the section entitled Human capital management - Health and safety of this MD&A for additional information regarding CN's safety initiatives.

Building the talent and culture to drive CN performance in a DSR world
CN people have always been the Company's most important differentiator, caring passionately about railroading and bringing optimism, commitment and resilience to daily tasks. CN aims to attract, retain and train the very best talent, with a renewed focus on a diverse, inclusive and winning culture to enhance employee engagement. The Company aspires to have workforce diversity that reflects the communities in which it operates. CN develops its employees with the necessary skills for an increasingly automated and data-driven work environment.
See the section entitled Human capital management of this MD&A for additional information regarding CN's human capital initiatives.

Tackling the impact of climate change
The Company's goal is to conduct its operations with minimal environmental impact, while offering a carbon-efficient and sustainable way to move goods. CN is making a positive contribution in the fight against climate change and playing a key role in the transition to a lower-carbon economy.
With approximately 85% of its direct greenhouse gas (GHG) emissions generated from rail operations, CN believes the best way to reduce its carbon footprint is by continuously improving fuel efficiency. Over the years, this focus has resulted in significant progress in decoupling volume growth from carbon emissions. CN continues to maintain its leadership position among Class I North American railways, consuming approximately 15% less locomotive fuel per gross ton mile than the industry average. CN was also the first North American railway, and among the first 100 companies globally, to announce an approved science-based carbon reduction plan. CN will continue to raise the bar for climate leadership and intends to reduce its carbon footprint in line with the Paris Agreement and by continuing to drive fuel and carbon efficiency in its own fleets, and across the supply chain on a path toward net-zero by 2050.
CN is building decarbonization partnerships with customers, locomotive manufacturers, supply chain partners, researchers, clean-tech innovators and government regulators to deliver on its climate vision and help drive economic prosperity in a low-carbon environment. To achieve its decarbonization targets, CN will need to continue to improve the fuel efficiency of its fleets, increase its use of sustainable renewable fuels and test innovative propulsion technologies while working collaboratively to bring low-carbon alternatives to market.

CN | 2021 Annual Report 5

Management's Discussion and Analysis
As part of CN's comprehensive Climate Action Plan, the Company engages in several best-practice initiatives, including:
•Using cleaner, more fuel-efficient locomotives that emit less GHG.
•Exploring and investing in innovative technologies, such as locomotive energy management and data telemetry systems as well as distributed power functionality.
•Leveraging the principles of PSR to use fewer railcars and locomotives to ship more freight in a tight, reliable and efficient operation.
•Layering advanced technology and automation onto every aspect of its operation, such as DSR.
•Increasing its use of sustainable renewable fuel blends in its fleets.
•Reducing CN’s non-rail carbon footprint by upgrading its ground fleet, retrofitting yards and buildings, and meeting strict requirements for its vessel fleet.
•Working with its customers to help them reduce their transportation supply chain GHG emissions by leveraging rail for the long haul and trucking over shorter distances.
The Company combines its expert resources, environmental management procedures, as well as training and audits for employees and contractors to help ensure it conducts its operations while protecting the natural environment and biodiversity. The Company's environmental activities include:
•Monitoring and reporting on its environmental impact in Canada and the U.S.
•Identifying and managing environmental issues in accordance with its environmental policy, which is overseen by the Governance, Sustainability and Safety Committee of the Board of Directors.
•Putting in place risk mitigation strategies to minimize environmental risks to the Company.
•Engaging openly and proactively with customers, supply chain partners, communities and governments to deliver on its target and help drive economic prosperity in a low-carbon environment.
•Protecting biodiversity and managing the land in the various habitats through which its network runs are important aspects of CN’s corporate culture and are aligned with its community efforts to protect the environment.
The Company's CDP Report, Task Force on Climate-related Financial Disclosures report, sustainability report entitled "Delivering Responsibly" and the Company's Corporate Governance Manual, which outlines the role and responsibilities of the Governance, Sustainability and Safety Committee of the Board of Directors, are available on CN's website in the Delivering Responsibly section.

Stakeholder engagement and regulatory
CN does not operate in isolation. It is tightly integrated with the rest of society, providing vital links spanning eight provinces, 16 states, 200 First Nation and Métis communities, and more than 2,000 towns and cities across its network. As such, CN continues to play an essential role and contributes to economic prosperity through job creation, investments and freight transportation services. However, CN believes it is not just what it does but how it does it that matters for its long-term success. The Company seeks to enhance its reputation through open and proactive engagement to ensure its stakeholders are aware of its strategy. CN engages externally across a wide spectrum of initiatives and fosters effective two-way communications that ensure a respectful and beneficial exchange.
CN believes the rail industry can enhance safety by working closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders to assist them in their emergency response planning. During this frequent outreach, CN discusses:
•Its comprehensive safety programs and performance.
•The nature, volume and economic importance of dangerous goods it transports through their communities.
•Emergency response planning.
•Training sessions for emergency responders.
The outreach builds on CN's involvement in Transportation Community Awareness and Emergency Response (TRANSCAER®), through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents. All Aboard for Safety is CN’s flagship community education program. Every year, CN employees make hundreds of presentations and talk to thousands of children and adults at schools and community events in Canada and the U.S. about the importance of rail safety and the dangers of walking or playing on or near railway tracks.
As part of CN’s year‑round outreach effort, the CN Police Service continues to be active in communities across the CN network to promote safe behavior around railroad infrastructure. Activities include conducting enforcement initiatives with external agencies and delivering safety presentations to high‑risk groups. During the industry’s annual Rail Safety Week campaign, CN police officers and other employees, in partnership with Operation Lifesaver®, participate in numerous safety initiatives to raise awareness about preventing accidents and injuries around railway property.
CN believes another way to help build more sustainable communities is to actively contribute millions of dollars each year through its CN Stronger Communities Fund to organizations, programs and initiatives that promote diversity and inclusion, innovation and safety, education,

6 CN | 2021 Annual Report

Management's Discussion and Analysis
environmental protection, and many other causes such as food banks, homeless shelters, domestic violence shelters, healthcare centers, and anti-poverty organizations.
CN is proud of its employees, retirees and their families who volunteer to make their communities better places to live, work and play. The CN Railroaders in the Community program recognizes these acts of kindness by providing grants to the community‑based not‑for‑profit organizations employees (current, retired or family) choose to support through their volunteer efforts. CN also encourages employee community involvement through its annual volunteer CN In Your Community Day.
Operating within or adjacent to the reserve lands of 110 First Nations and Métis peoples, CN is in daily contact with Indigenous communities across its network, identifying and fostering business opportunities, increasing employee awareness, and promoting employment opportunities within these communities. In February 2021, CN announced the creation of an Indigenous Advisory Council (IAC), an independent body comprised of Indigenous leaders from across Canada. The IAC’s mandate is to provide advice to CN's Board and to the company's CEO on relevant issues such as reinforcing diversity and inclusion through policies and procedures that reflect these principles.

Disciplined capital allocation and execution
CN's success depends on a steady stream of capital investments that are aligned with and support its business strategy. These investments cover a wide range of areas, from track infrastructure and rolling stock to information and operating technologies, as well as other equipment and assets that improve the safety, efficiency, capacity and reliability of CN's service offering. Investments in track infrastructure enhance the safety and integrity of the physical plant, increase the capacity and fluidity of the network, promote service excellence, and support growth. New locomotives equipped with distributed power increase capacity, fuel productivity and efficiency, and improve service reliability, particularly in cold weather, while improving train handling and safety. Targeted railcar acquisitions aim to tap growth opportunities, complementing the fleet of privately owned railcars that traverse CN's network. CN is also investing in and deploying advanced technologies to automate labor-intensive tasks like track and railcar inspections, as well as to improve the customer experience through ‘track and trace’ functionality. CN's long-term economic viability depends on the presence of a supportive regulatory and government policy environment that encourages investment and innovation.
The multi-year implementation of CN’s strategic plan requires a disciplined, analysis-driven approach to capital allocation. Talent, technology and capital all need to be fully aligned. The Company’s capital allocation roadmap includes several core elements:
•Investing in the maintenance of a safe and reliable network, enabled by technologies such as the Autonomous Track Inspection Program and Automated Inspection Portals.
•Investing in asset infrastructure to strengthen its tri-coastal network.
•Growing its physical and commercial reach through strategic partnerships and acquisitions.
•Developing a portfolio approach to technology with business-led investment decisions, delivering value at each stage of implementation.
•Deepening supply chain partnerships with its customers, including road-to-rail conversion.
•Investing in data analytic systems, including AI, to support data-driven decision-making.
•Investing in technologies and capital assets to support decarbonization of its footprint.

Near term - 2022: CN's performance improvement plan
On September 17, 2021, CN announced details of its strategic and financial value creation plan for 2022, “Full Speed Ahead – Redefining Railroading,” which advances CN’s strategic plan to lead on safety, customer value, operational excellence, sustainability and social inclusion, while continuing to deliver high-quality service to customers and generating profitable growth and enhanced returns to shareholders.

In 2022, CN’s performance improvement plan is committed to operational excellence and delivering value for its shareholders by:
•Prioritizing rail operations, including car velocity, train speed and train length;
•Rationalizing its cost structure by streamlining the management hierarchy, particularly within support functions, to improve labor productivity by accelerating speed and quality of decision making; and
•Producing compelling financial return through organic revenue growth driven by CN’s intermodal business and continuous improvement on its operating margins.

CN’s performance in the fourth quarter of 2021 demonstrated solid progress towards this plan, despite the washouts in British Columbia caused by severe rain and flooding, resulting in a network shutdown in the region for three weeks in the fourth quarter ("B.C. washouts"). The performance in the fourth quarter was mainly due to pricing and yield optimization as well as cost reduction efforts largely driven by a headcount reduction of approximately 1,150 employees from the end of the third quarter as well as cost containment efforts in Purchased services and materials.
CN has also demonstrated a commitment to shareholder returns through completion of the 2021 share buyback program, announcing a new share buyback program for 2022 of approximately $5 billion and a 19% dividend increase for 2022.

CN | 2021 Annual Report 7

Management's Discussion and Analysis
2021 Highlights
CN's previous strategic investments in its infrastructure's resiliency enabled the Company to continue delivering high-quality service to customers while generating profitable growth and enhancing returns to shareholders. Financial performance improved across most measures, despite negative impacts from the polar vortex in February, the forest fires in Western Canada over the summer, washouts in British Columbia caused by severe rain and flooding, resulting in a network shutdown in the region for three weeks in the fourth quarter ("B.C. washouts") and ongoing supply chain issues.

Financial highlights - 2021 compared to 2020
•Revenues increased by $658 million, or 5%, to $14,477 million.
•Operating expenses decreased by $181 million, or 2%, to $8,861 million.
•Operating income increased by $839 million, or 18%, to $5,616 million and adjusted operating income increased by $359 million, or 7%, to $5,622 million. (1)(2)
•Operating ratio (3) and adjusted operating ratio of 61.2%, an improvement of 4.2 points and 0.7 points respectively. (1)(2)
•Net income increased by $1,330 million, or 37%, to $4,892 million and diluted earnings per share increased by 38% to $6.89.
•Adjusted net income increased by $434 million, or 11%, to a record $4,218 million and adjusted diluted earnings per share increased by 12% to a record $5.94. (1)(2)
•The Company generated record free cash flow of $3,296 million, a 2% increase. (1)(4)
•On a constant currency basis, diluted earnings per share would have been higher by $0.23. (1)(5)
•ROIC of 16.4%, an increase of 3.7 points and adjusted ROIC of 14.1%, an increase of 0.7 points. (1)(6)
•An all-time record fuel efficiency of 0.867 US gallons of locomotive fuel consumed per 1,000 gross ton miles.
•An all-time record injury frequency rate of 1.33 per 200,000 person hours. (7)

(1)    These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2) See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3) Operating ratio is defined as operating expenses as a percentage of revenues.
(4) See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.
(5) See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.
(6)    See the section of this MD&A entitled ROIC and adjusted ROIC for an explanation of these non-GAAP measures.
(7) Based on Federal Railroad Administration (FRA) reporting criteria.

Leadership change
On October 19, 2021, CN announced that Jean-Jacques Ruest will retire as President and Chief Executive Officer (CEO) and as a member of the Board of Directors of the Company and on January 25, 2022, Tracy Robinson was appointed as CN's President and CEO effective February 28, 2022. Tracy was identified as the right leader to drive sustainable growth, continued operational improvement, technological advancement and shareholder value, and retain and attract a world-class workforce. Jean-Jacques Ruest will remain at CN in an advisory role until March 31, 2022 to ensure a seamless transition.

Acquisitions
Terminated CN KCS merger agreement
On September 15, 2021, Kansas City Southern (“KCS”) notified CN that it terminated the previously announced May 21, 2021 definitive merger agreement (the “CN Merger Agreement") under which CN would have acquired KCS for an implied total transaction value of US$33.6 billion, including the assumption of US$3.8 billion of debt.
On August 31, 2021, the Surface Transportation Board ("STB") rejected the joint motion by CN and KCS to approve a proposed voting trust agreement. On September 15, 2021, KCS and its Board of Directors announced that the revised acquisition proposal of September 12, 2021 from Canadian Pacific Railway Limited (“CP”) constituted a "Company Superior Proposal" as defined in the CN Merger Agreement. Consequently, KCS entered into a waiver letter agreement with CN under which KCS agreed to terminate the CN Merger Agreement in order to enter into a merger agreement with CP. As a result, CN received from KCS a merger termination fee of US$700 million ($886 million), recorded in Merger termination fee within the Company’s Consolidated Statements of Income and reflected in Operating activities within the Consolidated Statements of Cash Flows. In addition, KCS also refunded Brooklyn US Holdings, Inc. ("Holdco"), a wholly owned subsidiary of the Company, US$700 million ($886 million) that CN had previously paid as an advance to KCS of US$700 million ($845 million) in connection with KCS’s payment of the termination fee to CP under KCS’s original merger agreement with CP that was terminated on May 21, 2021. The refund received in the third quarter was recorded in Transaction-related costs within the Consolidated Statements of Income and reflected in Investing activities within the Consolidated Statements of Cash flows. The US$700 million ($845 million) advance had been recorded in Advance to KCS

8 CN | 2021 Annual Report

Management's Discussion and Analysis
and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 and has been expensed to Transaction-related costs within the Consolidated Statements of Income in the third quarter. This advance, along with $63 million of transaction-related costs paid in the second quarter, have been reflected in Investing activities within the Consolidated Statements of Cash flows.
The Company incurred $84 million of transaction-related costs for the year ended December 31, 2021 recorded in Transaction-related costs within the Consolidated Statements of Income. This included $125 million of transaction-related costs, consisting of a $76 million expense for costs previously capitalized to Advance to KCS and other transaction costs within the Consolidated Balance Sheets in the second quarter of 2021 in accordance with the expected application of equity method accounting and $49 million of additional transaction-related costs incurred in the third quarter of 2021; partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment of the US dollar denominated advance to KCS and receipt of the related refund.
The Company also paid $97 million of bridge financing and other fees (See Note 15 - Debt, Credit facilities to the Company's 2021 Annual Consolidated Financial Statements) which were recorded in Interest expense within the Consolidated Statements of Income for the year ended December 31, 2021.
For the year ended December 31, 2021, after accounting for all direct and incremental expenses as well as income generated from the merger termination fee, CN recorded additional income of $705 million ($616 million after-tax), as a result of its strategic decision to bid for KCS.

Massena rail line
On April 6, 2020, the STB issued its decision conditionally approving the acquisition of the Massena rail line in New York from CSX Corporation ("CSX"), which the Company announced its agreement to purchase on August 29, 2019. On June 6, 2020, CN and CSX sought reconsideration asking the STB to remove its condition which requires the parties to propose a change to the line sale agreement for the STB's review. On February 25, 2021, the STB denied the parties’ petitions for reconsideration. On April 23, 2021, the Company appealed the STB's condition in its April 6, 2020 and February 25, 2021 decisions. The case is pending in the United States Court of Appeals for the Seventh Circuit. Briefing is suspended while the parties participate in the circuit mediation process.

COVID-19 pandemic
The COVID-19 pandemic necessitated governments, institutions and communities to take extraordinary actions, resulting in a partial economic shutdown and severe contraction in the global economy through 2020 and into 2021. By December 2020, vaccines began to be approved for use in North America and around the world, with vaccination programs accelerating in the first half of 2021 in many countries.
Transport Canada’s Ministerial Order published on October 29, 2021 mandated that employers in the federally regulated air, rail, and marine transportation sectors would be required to establish vaccination policies for their employees. In compliance with this directive, CN required all Canadian employees to have received their first dose by November 15, 2021 and be fully vaccinated by January 24, 2022.
New variants of the virus, including the Omicron variant which was first reported in late 2021, have led to the re-imposition of restrictive measures across North America and in other parts of the world.
The long-term implications of the COVID-19 pandemic, including the extent of the impact on the business, financial position, results of operations and liquidity of the Company, remain unknown and will depend on future developments, which are highly uncertain and cannot be predicted, including the scope and duration of the pandemic as well as additional actions taken by governmental authorities and other parties in response to the pandemic.

Assets held for sale
In the second quarter of 2020, the Company committed to a plan and was actively marketing for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario representing approximately 850 miles and has met the criteria for classification of the related assets as assets held for sale. Accordingly, a $486 million loss ($363 million after-tax) was recorded to adjust the carrying amount of these track and roadway assets to their estimated net selling price.
On March 31, 2021, CN entered into an agreement with a short line operator, for the sale of the non-core lines plus an additional 50 miles of track and roadway assets not originally included within assets held for sale, subject to various conditions including regulatory authorization by the STB. The carrying amount of assets held for sale was adjusted in the first quarter of 2021 to $260 million ($90 million as at December 31, 2020), to reflect the contractual selling price net of estimated transaction costs and the additional track and roadway assets included as part of the agreement. The increase of $170 million included a $137 million recovery of the loss ($102 million after-tax) on the non-core lines and $33 million for the additional track and roadway assets. The carrying amount of assets held for sale was included in Other current assets in the Consolidated Balance Sheets. See Note 10 - Other current assets to the Company's 2021 Annual Consolidated Financial Statements for additional information. As at December 31, 2021, the criteria for the classification of assets held for sale continued to be met and there was no change to the carrying amount of assets held for sale.

CN | 2021 Annual Report 9

Management's Discussion and Analysis
In the fourth quarter of 2021, the STB approved the Company's agreement with the short line operator without condition and the transaction closed on January 28, 2022 and January 31, 2022 for the U.S. and Canadian assets, respectively.

Reinvestment in the business
In 2021, CN spent approximately $2.9 billion in its capital program, of which $1.7 billion were invested to maintain the safety and integrity of its network, particularly track infrastructure. CN's capital spending also included $0.8 billion for strategic initiatives to increase capacity, enable growth and improve network resiliency, including line capacity upgrades and information technology initiatives, and $0.4 billion on equipment capital expenditures, including the acquisition of 69 high-horsepower locomotives and 491 new grain hopper cars.

Shareholder returns
CN increased its quarterly dividend per share by 7% to $0.6150 from $0.5750 in 2020, effective for the first quarter of 2021, and paid $1.7 billion in dividends in 2021.
The Company repurchased 10.3 million of its common shares during the year, returning $1.6 billion to its shareholders. The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021.

Sustainability recognition
The Company's sustainability practices earned it a place on the Dow Jones Sustainability World and North American Indices, for the 10th and 13th consecutive year, respectively. CN is the only Canadian company and the only North American railroad, listed in the DJSI Transportation and Transportation Infrastructure sector World Index. CN was also recognized for its actions to cut emissions, mitigate climate risks and develop the low carbon economy, earning a spot on the CDP 'A' List for sixth time, as well as being recognized for the 12th time. CN was one of only three Canadian companies to earn a spot on the prestigious 'A' List in 2021. In addition, CN earned a #1 position in the Globe and Mail’s comprehensive 2021 ranking of Canada’s corporate boards.

2022 Business outlook and assumptions
For 2022, the Company expects volume growth in terms of Revenue ton miles (RTMs) in the low single-digit range. The Company expects growth across a range of commodities, particularly in Canadian coal exports, intermodal traffic, lumber and panels, refined petroleum products, crude oil, plastics and chemicals, as well as significantly lower volumes of Canadian grain and lower volumes of potash.
Underpinning the 2022 business outlook, the Company assumes that North American industrial production will increase in the mid single-digit range. For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company assumes that the 2022/2023 grain crops in both Canada and the U.S. will be in line with their respective three-year averages.
In 2022, the Company expects to invest approximately 17% of revenues in its capital program.

Future value creation
Shareholder returns
On January 25, 2022, the Company's Board of Directors approved a new Normal Course Issuer Bid (NCIB) that allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023. In addition, on that same day, the Company's Board of Directors approved an increase of 19% to the quarterly dividend to common shareholders, from $0.6150 per share in 2021 to $0.7325 per share in 2022, effective for the first quarter.

The forward-looking statements discussed in this section are subject to risks and uncertainties that could cause actual results or performance to differ materially from those expressed or implied in such statements and are based on certain factors and assumptions which the Company considers reasonable about events, developments, prospects and opportunities that may not materialize or that may be offset entirely or partially by other events and developments. In addition to the assumptions and expectations discussed in this section, reference should be made to the section of this MD&A entitled Forward-looking statements for assumptions and risk factors affecting such statements.

10 CN | 2021 Annual Report

Management's Discussion and Analysis
Human capital management

CN's ability to develop the best railroaders in the industry has been a key contributor to the Company's success. CN recognizes that without the right people, no matter how good a service plan or business model a company may have, it will not be able to fully execute. The Company continues to focus on hiring the right people, onboarding them successfully, helping them build positive relationships with their colleagues and supporting all employees to grow and develop, while deepening its commitment to develop talent and plan for the future.

Governance
CN’s Senior Vice President and Chief Human Resources Officer has leadership accountability for the Company’s workforce policies and programs and reports directly to the CEO. CN’s Board and its committees, including the Governance, Sustainability and Safety Committee and Human Resources and Compensation Committee (HRCC) provide oversight of the Company's human capital management strategies, programs, practices and performance. The HRCC is responsible for monitoring executive management’s performance assessment, compensation and succession planning as well as ensuring effective talent management through engagement surveys and monitoring union relations and strategy for consistency with CN’s strategic direction. The HRCC also has the mandate to review human resources practices and policies by ensuring, amongst other things, that appropriate human resources systems are in place so that the Company can attract, motivate and retain the quality and diversity of personnel required to meet its business objectives. The Company’s senior management provides regular briefings on human capital matters to the Board and its Committees to facilitate oversight.
The Board of Directors and management are committed to maintaining and instilling a strong ethical culture at CN, and as such, have developed a solid ethics program based on CN’s core values of integrity and respect. Each director, executive officer and management employee must certify annually his or her compliance with the Code of Business Conduct and employees are required to complete an on-line training course on the Code of Business Conduct. Integrity training is also part of every new employee’s onboarding program. In addition, Anti-Fraud Policy and Guidelines apply to all employees of CN and its wholly owned subsidiaries and set out steps to be taken in response to reported or suspected fraud in all its forms, as well as measures that are taken to identify, prevent and manage fraud-related risks.

Total employees
As at December 31, 2021, CN employed a total of 16,314 employees in Canada (2020 – 17,645), of which 11,878, or 73%, were unionized employees (2020 – 12,585, or 71%) and 6,290 employees in the U.S. (2020 – 6,736) of which 5,289, or 84%, were unionized employees (2020 – 5,624, or 83%). Within Canada, there are 26 bargaining units and in the U.S., there are currently 43 active bargaining units. See the section entitled Business risks of this MD&A for additional information regarding labor negotiations.

Health and safety
CN has an uncompromising commitment to the health and safety of its employees, the customers it serves, and the communities and environments in which it operates. The Company's long-term safety improvement is driven by continued investments in infrastructure, rigorous safety processes and exposure reduction efforts, as well as efforts to continue deepening the Company’s safety culture. The attainment of annual accident and injury targets is a component of management’s annual incentive bonus plan. The Company’s injury frequency rate and accident rate, defined according to the criteria of the Federal Railroad Administration (FRA), are provided for the entire company’s operations and are publicly disclosed on a quarterly basis. See the section entitled Selected railroad statistics for additional information on CN’s safety measures.
CN’s culture and commitment to safety is supported by its focus on training, leadership, and technology. The Looking Out For Each Other peer-to-peer engagement program focuses on raising awareness among all employees of the top causes of incidents and injuries, identifying and reviewing safe work procedures, training employees to be aware of their surroundings and recognize potential at-risk work practices, teaching employees how to provide constructive feedback to their peers and learning from past incidents. The Company's Life Critical Rules address the day-to-day activities that have the potential to cause serious harm or even loss of life. They are based on past incidents and are designed to help ensure they do not happen again. CN's safety leadership training program is heavily focused on teaching employees the importance of controlling exposures to risk and on developing the attitudes and behaviors required for a values-driven safety culture.
CN is also leveraging new technology to drive improved safety performance including installing powerful sensor and Artificial Intelligence ("AI") technology into specially equipped automated track inspection cars positioned in existing train service, enabling track inspections at normal track speed. AI technology is also changing how CN inspects its railcar fleet. The new automated inspection portals feature ultra-high-definition cameras that capture a 360° view of a train as it travels through at full track speed. Both these innovations in automation, the track inspection railcars and train inspection portals, increase inspection frequency and quality and play an essential role in preventing incidents.
CN's Safety Management System is the framework for putting safety at the center of its day-to-day operations. This proactive plan is designed to minimize risk, drive continuous improvement in the reduction of injuries and accidents, and engage employees at all levels of the

CN | 2021 Annual Report 11

Management's Discussion and Analysis
organization. CN works closely with its customers and suppliers to ensure adherence to Life Critical Rules where applicable, and to encourage a shared commitment to a values-based safety culture.
CN believes that the rail industry can also enhance safety by working more closely with communities. Under CN's structured Community Engagement program, the Company engages with municipal officers and their emergency responders in an effort to assist them in their emergency response planning. In many cases, this outreach includes meetings, during which CN discusses its comprehensive safety programs, its safety performance, the nature, volume and economic importance of dangerous commodities it transports through their communities, a review of emergency response planning and arranging for training sessions for emergency responders. The outreach builds on CN's involvement in the Transportation Community Awareness and Emergency Response (TRANSCAER®) initiative, through which the Company has been working for many years to help communities in Canada and the U.S. understand the movement of hazardous materials and what is required in the event of transportation incidents.

Pandemic Plan
In response to the COVID-19 pandemic, CN deployed its multi-phase Pandemic Plan in March of 2020 and continues to institute various measures to protect its employees, customers, and the communities in which CN operates:
•CN's medical team and occupational health department, who are members of the Association of American Railroads Health Committee, have played a pivotal role in CN's pandemic planning, taking direction from the World Health Organization, as well as federal, provincial and state authorities, as required, and offering best practices shared amongst North American railroads.
•CN implemented preventative measures to ensure the safety of its employees and by extension, of its customers and communities. These measures included a work from home policy for employees not required on site, restriction of employee travel, social distancing measures at CN locations, segregating mission critical rail traffic control employees, and amplifying cleaning regimens on trains, in terminals, in crew accommodation facilities, and in offices.
•In line with Transport Canada’s Ministerial Order published on October 29, 2021 mandating vaccinations for employees of federally regulated railways in Canada to enhance the safety and reliability of Canada’s transportation system, CN has put in place a mandatory vaccination policy for all employees in Canada and those required to travel to Canada. The Ministerial Order requires CN to have a company-wide vaccination policy that requires all persons employed by the Company to have received their first dosage of an approved COVID-19 vaccine by no later than November 15, 2021, unless they fall within an exception. The Order also requires all employees to be fully vaccinated by no later than January 24, 2022. Effectively, the Ministerial Order applies to all CN employees working in Canada. CN’s policy also extends to employees of its wholly owned subsidiaries who perform work in Canada including US-based crews who work in Canada, as well as CN’s contractors, consultants, agents and suppliers and anyone who accesses CN properties in Canada.
•In the U.S., OSHA’s emergency temporary standard requiring all employers with 100 or more employees to ensure their workforce is fully vaccinated or require any workers who remain unvaccinated to produce a negative test result on at least a weekly basis before coming to work was stayed by a court. The Executive Order on Ensuring Adequate COVID Safety Protocols for Federal Contractors requiring mandatory vaccination policies for all parties that contract with the Federal Government was also stayed by a court. CN continues to monitor the situation.
•At different moments during the year, certain provinces mandated work from home and CN complied with these mandates. For the office-based employees returning to the office when allowed, safety measures are in place and aligned with the recommendations of the relevant Public Health authorities.
•CN has deployed a dedicated team to manage employees showing COVID-19 symptoms or in close contact with COVID-19 positive cases. This includes nurses who assess employees and proactively request contact tracing, a contact tracing team to ensure timely isolation of any potential close contacts and targeted disinfection on top of the regular enhanced cleaning, as well as a team to answer all COVID-19 related questions from employees, management or Public Health authorities.
•Understanding the importance of timely and reliable information, CN increased employee communications by providing frequent updates on the state of the Company’s operations, as well as employee support for any questions or concerns.

Talent management
Attraction and recruitment
CN is taking steps to further align its business and talent strategies by placing a greater emphasis on skills required to deliver on business strategies, and focusing on continued leadership development. CN recruits and hires leading talent with a broad range of strengths, perspectives and experiences, leveraging a wide array of partners to ensure diverse populations are aware of and attracted to the opportunities that the Company offers.
For the year 2021, CN was recognized as one of Canada’s Top 100 Employers and Montreal’s Top Employers, for the fourth consecutive year. In addition, CN was also listed as one of Canada’s Best Employers for Recent Graduates by the Career Directory.

12 CN | 2021 Annual Report

Management's Discussion and Analysis
Training and development
CN offers a variety of training courses, including mandatory and voluntary courses in order for employees to succeed in their current role and prepare for career advancement opportunities.
The Company offers trainings in technical, business and leadership programs, mostly focusing on using online virtually facilitated sessions and e-Learning courses, or, when possible or necessary, through in-person sessions. A revised leadership curriculum was launched in 2021 to support people leaders in building the skills and knowledge needed to successfully perform at each level, while in their current role as well as preparing for career advancement opportunities. The focus of our leadership development program is anchored on ensuring solid communication capabilities, increased collaboration across teams and creating a strong base of inclusive leadership throughout our workforce, which also incorporates training on unconscious bias and inclusion to address potential gaps. The Company is also expanding its online and curated playlists/curricula for more self-guided and self-paced learning, so development is a more holistic journey over an employee’s lifecycle and tenure at CN. For the Operations group, CN has various leadership programs for front line management that focus on providing those leaders with a comprehensive understanding of railway operations, sales, and people leadership. The programs last between six to 12 months and upon completion, these individuals are placed in front line positions across the network.
Furthermore, CN also supports its employees through a structured performance management process. At the beginning of each year, the non-unionized employees set goals for the year that align to its business strategy and objectives. At the mid and year-end, there is a discussion and review of progress against these goals as well as how they were achieved, so the focus is to continue to garner a performance-based culture. In addition, there are also discussions related to development plans that help to enhance skills, capabilities and experience across the talent pools.

Compensation
CN’s approach to compensation continues to be driven by our goal to deliver sustainable value creation, while ensuring that target compensation supports the attraction and retention of talent. Compensation programs are designed to encourage appropriate behaviors and include appropriate risk mitigation mechanisms. In addition, compensation best practices adopted by CN include industry benchmarking and pay positioning as well as pay equity reviews.
CN offers a competitive compensation portfolio that consists of base salary, employee share investment plan, short-term and long-term incentives (applicable to certain employees only), benefits, retirement plans and other non-monetary elements.

Diversity, Equity and Inclusion (DE&I)
At CN, employees are the Company's single greatest asset and the importance of creating a work environment that welcomes the contribution and uniqueness of every employee is recognized. CN is committed to creating a workforce of top talent that reflects the diversity of the population and stakeholders it serves. The Diversity and Inclusion Plan ("Diversity Plan") focuses on developing a more inclusive workplace by increasing the representation of women, people of color, Indigenous peoples, persons with disabilities and veterans. The plan applies at all levels within the organization and includes strategies on sourcing (among others, early career sourcing through internships, co-op and new graduate programs), selection, hiring, training and development of diverse candidates, anchoring CN’s commitment to Diversity, Equity and Inclusion.
The Company has embedded diversity in its policy regarding composition of the Board and executive management. The Diversity Policy, which also applies to executive management, states that in fulfilling its oversight role, the HRCC regularly reviews CN’s integrated approach to executive and high-potential talent management and succession planning, in order to ensure that CN has diverse candidate pools for potential successors for executive roles.
CN is undertaking various initiatives aimed at better promoting and reinforcing diversity, equity and inclusion which are strongly supported through active involvement by management and the Board. Some examples include:
•executing on a renewed DE&I vision whereby CN is determined to reflect the communities in which it operates;
•conducting regular reviews of pay equity and defining a roadmap to address identified gaps;
•refocusing our sponsorships and donations budget to better align with our strategic DE&I vision;
•assessing hiring practices to leverage diversity focused recruitment agencies and requiring diverse candidate slates for all recruitment mandates;
•developing inclusive leaders through targeted training and education, including unconscious bias and inclusive leadership training, as leaders will be critical in creating and sustaining an inclusive environment;
•continuing to support and leverage the Employee Resource Groups (ERGs) that have been initiated and are backed by executive sponsors (currently seven ERGs); and
•having dedicated resources to support our DE&I vision.

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Management's Discussion and Analysis
Currently, five out of 11, or 45% of independent Board members are women. CN has set a target that by the end of 2022, it would achieve and thereafter maintain, a Board composition in which at least 50% of the independent Board members are to come from diverse groups, including gender parity. In addition, presently 18% of independent Board members are from underrepresented groups. CN has also elected to set a gender diversity target for executive management (comprising all Vice-Presidents and more senior positions), whereby at the end of 2022, at least 30% of this group will be women. This aligns to the targets as set out in the Catalyst Accord 2022, to which CN is a signatory. At present, of the 34 current executive management roles, six, or 18% are held by women. Additionally, on January 25, 2022, CN announced the appointment of a female CEO effective on February 28, 2022.

Forward-looking statements

Certain statements included in this MD&A are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes", "expects", "anticipates", "assumes", "outlook", "plans", "targets" or other similar words.
Forward-looking statements include, but are not limited to, those set forth in the table below, which also presents key assumptions used in determining the forward-looking statements. See also the section of this MD&A entitled Strategy overview - 2022 Business outlook and assumptions.

Forward-looking statements	Key assumptions

Statements relating to revenue growth opportunities, including those referring to general economic and business conditions
•North American and global economic growth
•Long-term growth opportunities being less affected by current economic conditions
•The COVID-19 pandemic gradually diminishing in intensity over the course of 2022
•No material increase in disruption of CN’s operations or of the economy’s supply chains as a result of the COVID-19 pandemic in the shorter term

Statements relating to the Company's ability to meet debt repayments and future obligations in the foreseeable future, including income tax payments, and capital spending	•Adequate credit ratios •Investment-grade credit ratings •Access to capital markets •Adequate cash generated from operations and other sources of financing

Statements relating to pension contributions
•Adequate cash generated from operations and other sources of financing
•Adequate long-term return on investment on pension plan assets
•Level of funding as determined by actuarial valuations, particularly influenced by discount rates for funding purposes

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the U.S., including its Annual Information Form and Form 40-F. See the section entitled Business risks of this MD&A for a description of major risk factors relating to CN.
Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

14 CN | 2021 Annual Report

Management's Discussion and Analysis
2021 Financial outlook

During the year, the Company issued and updated its 2021 financial outlook. The 2021 actual results were higher than the Company's last 2021 outlook that was issued on October 19, 2021, mainly driven by strong pricing and yield and cost reduction efforts; partly offset by lower volumes as a result of the B.C. washouts.

Financial highlights

The following table lists key measures of the Company's financial performance for the year ended December 31, 2021, 2020 and 2019:

				Change
				Favorable/(Unfavorable)
In millions, except percentage and per share data	2021	2020	2019		2021 vs 2020		2020 vs 2019
Revenues	$14,477	$13,819	$14,917		5%		(7%)
Operating income	$5,616	$4,777	$5,593		18%		(15%)
Adjusted operating income (1)(2)	$5,622	$5,263	$5,708		7%		(8%)
Net income	$4,892	$3,562	$4,216		37%		(16%)
Adjusted net income (1)(2)	$4,218	$3,784	$4,189		11%		(10%)
Basic earnings per share	$6.90	$5.01	$5.85		38%		(14%)
Diluted earnings per share	$6.89	$5.00	$5.83		38%		(14%)
Adjusted diluted earnings per share (1)(2)	$5.94	$5.31	$5.80		12%		(8%)
Dividends declared per share	$2.46	$2.30	$2.15		7%		7%
Operating ratio (3)	61.2%	65.4%	62.5%	4.2	-pts	(2.9)	-pts
Adjusted operating ratio (1)(2)	61.2%	61.9%	61.7%	0.7	-pts	(0.2)	-pts
Total assets	$48,538	$44,804	$43,784		8%		2%
Total long-term financial liabilities (4)	$22,674	$21,879	$21,456		(4%)		(2%)
Net cash provided by operating activities	$6,971	$6,165	$5,923		13%		4%
Net cash used in investing activities	$2,873	$2,946	$4,190		2%		30%
Free cash flow (1)(5)	$3,296	$3,227	$1,992		2%		62%
(1)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(2)See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.
(3)Operating ratio is defined as operating expenses as a percentage of revenues.
(4)Total long-term financial liabilities is the sum of deferred income taxes, other liabilities and deferred credits, pension and other postretirement benefits, long-term debt (excluding the current portion) and operating lease liabilities.
(5)See the section of this MD&A entitled Liquidity and capital resources – Free cash flow for an explanation of this non-GAAP measure.

2021 compared to 2020

Revenues for the year ended December 31, 2021 were $14,477 million compared to $13,819 million in 2020. The increase of $658 million, or 5%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in 2020.
Operating expenses for the year ended December 31, 2021 were $8,861 million compared to $9,042 million in 2020. The decrease of $181 million, or 2%, was mainly due to the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.
Operating income for the year ended December 31, 2021 increased by $839 million, or 18%, to $5,616 million, an all-time record. Adjusted operating income for the year ended December 31, 2021 was $5,622 million, an increase of $359 million, or 7%, when compared to 2020. (1)
The operating ratio was 61.2% in 2021, compared to 65.4% in 2020, a 4.2-point improvement. The adjusted operating ratio was 61.2% in 2021 compared to 61.9% in 2020, a 0.7-point improvement. (1)
Net income for the year ended December 31, 2021 was $4,892 million, an increase of $1,330 million, or 37%, when compared to 2020, and diluted earnings per share increased by 38% to $6.89. The increase was mainly driven by a merger termination fee of $886 million ($770 million

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Management's Discussion and Analysis
after-tax) received from KCS. Adjusted net income for the year ended December 31, 2021 was $4,218 million, an increase of $434 million, or 11%, and adjusted diluted earnings per share increased by 12% to $5.94, when compared to 2020. (1)
The Company generated record free cash flow for the year ended December 31, 2021 of $3,296 million compared to $3,227 million in 2020, an increase of $69 million, or 2%. (1)
(1)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

Operating highlights

The following table lists key measures of the Company's operating performance, for the purpose of measuring the efficiency and effectiveness of train operations:

				Change
				Favorable/(Unfavorable)
	2021	2020	2019	2021 vs 2020	2020 vs 2019
Gross ton miles (GTMs) (millions) (1)	458,401	455,368	482,890	1%	(6%)
Train weight (tons) (2)	9,658	9,501	9,125	2%	4%
Train length (feet) (3)	8,559	8,572	8,232	—%	4%
Through network train speed (miles per hour) (4)	19.2	18.5	18.5	4%	—%
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs) (5)	0.867	0.894	0.935	3%	4%
Through dwell (entire railroad, hours) (6)	7.9	8.6	7.9	8%	(9%)
Car velocity (car miles per day) (7)	195	185	194	5%	(5%)
(1)GTMs: The workload performed by system trains in hauling freight or equipment. GTMs are calculated by multiplying the trailing weight by the distance the train moved. A larger number is an indicator of more traffic (and thus more revenue) being moved.
(2)Train weight: An efficiency measurement on how much tonnage each mainline train handles on average as it crosses the network. Calculated as the total of GTMs and divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic. This operating measure was formerly named Train productivity.
(3)Train length: An efficiency measurement on average trailing length of each mainline train on the network. Calculated as the total of car foot miles (the sum of car length multiplied by miles travelled for each trailing car) divided by total train miles, this measure provides insight on how well each train was maximized in terms of its capacity to move traffic.
(4)Through network train speed: A measure of the line-haul movement from origin to destination, including time at terminals. The average speed is calculated by dividing train miles by total hours operated, excluding yard and local trains, passenger trains, maintenance of way trains, and foreign trains. This measure represents the fluidity of trains on the network, with a higher value also indicating a more fluid network.
(5)Fuel efficiency: This measure represents how efficient the Company is in the generation and utilization of locomotive horsepower in freight train operations, with a lower number indicating improved performance. Fuel efficiency is defined as US gallons of locomotive fuel consumed per 1,000 GTMs.
(6)Through dwell: The average time a car resides within terminal boundaries expressed in hours. The measurement begins with a customer release, received interchange, or train arrival event and ends with a customer placement (actual or constructive), delivered or offered in interchange, or train departure event. This excludes stored, bad ordered, maintenance of way cars, or cars with dwell greater than 10 days. This measure represents the efficiency of handling cars within the terminal, with a lower value indicating higher performance.
(7)Car velocity: The average miles per day traveled by loaded and empty cars (including all active cars whether private, foreign or CN owned) on company lines. This measure represents the fluidity of cars on the network, calculated by the sum of miles each car traveled divided by the sum of all of the cars’ active time, with a higher value indicating a smoother and more fluid operation. The methodology for calculating car velocity was updated in 2021 to reflect more complete information. The prior year figures have been adjusted to conform to the current methodology.

For the year ended December 31, 2021, when compared to 2020, operating performance improved across most measures, specifically through network train speed, through dwell and car velocity, despite negative impacts from the polar vortex in February, the forest fires in Western Canada over the summer and the B.C. washouts in the fourth quarter. The Company capitalized on its prior year's strategic investments in its infrastructure and its continued focus on efficiency and network fluidity. In addition, the Company's fuel initiatives allowed it to achieve an all-time record fuel efficiency of 0.867.
For the year ended December 31, 2020, when compared to 2019, GTMs were negatively impacted by the COVID-19 pandemic. In response to the reduction in volumes, the Company increased efficiencies with increased train weight and train length, which negatively impacted through dwell, car velocity, and through network train speed. However, this allowed the Company to achieve an all-time record fuel efficiency of 0.894.

16 CN | 2021 Annual Report

Management's Discussion and Analysis
Non-GAAP measures

This MD&A makes reference to non-GAAP measures including adjusted performance measures, constant currency, return on invested capital (ROIC) and adjusted ROIC, free cash flow, and adjusted debt-to-adjusted EBITDA multiple that do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.
For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the sections entitled Adjusted performance measures, Constant currency, ROIC and adjusted ROIC, and Liquidity and capital resources.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the year ended December 31, 2021, the Company reported adjusted net income of $4,218 million, or $5.94 per diluted share, which excludes:
•employee termination benefits and severance costs related to a workforce reduction program of $39 million, or $29 million after-tax ($0.04 per diluted share) recorded in the third quarter in Labor and fringe benefits within the Consolidated Statements of Income;
•advisory fees related to shareholder matters of $20 million, or $15 million after-tax ($0.02 per diluted share) of which $13 million, or $10 million after-tax ($0.02 per diluted share) was recorded in the fourth quarter and $7 million, or $5 million after-tax ($0.01 per diluted share) was recorded in the third quarter in Casualty and other within the Consolidated Statements of Income;
•the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) recorded in the first quarter related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale for on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator;
•transaction-related costs, consisting of an advance to Kansas City Southern (KCS) and a related refund, net of transaction costs, of $84 million, or $70 million after-tax ($0.10 per diluted share), recorded in the third quarter resulting from the terminated CN Merger Agreement with KCS;
•amortization of bridge financing and other fees of $65 million, or $60 million after-tax ($0.08 per diluted share) recorded in the third quarter and $32 million, or $24 million after-tax ($0.03 per diluted share) recorded in the second quarter, resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income; and
•merger termination fee paid by KCS to CN of $886 million, or $770 million after-tax ($1.08 per diluted share), recorded in the third quarter resulting from KCS' notice of termination of the CN Merger Agreement with KCS.
For the year ended December 31, 2020, the Company reported adjusted net income of $3,784 million, or $5.31 per diluted share, which excludes a loss of $486 million, or $363 million after-tax ($0.51 per diluted share) in the second quarter, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario, and a current income tax recovery of $141 million ($0.20 per diluted share) in the first quarter resulting from the enactment of the Coronavirus Aid, Relief, and Economic Security (CARES) Act, a U.S. tax-and-spending package aimed at providing additional stimulus to address the economic impact of the COVID-19 pandemic.

CN | 2021 Annual Report 17

Management's Discussion and Analysis
For the year ended December 31, 2019, the Company reported adjusted net income of $4,189 million, or $5.80 per diluted share, which excludes employee termination benefits and severance costs related to a workforce reduction program of $31 million, or $23 million after-tax
($0.03 per diluted share) in the fourth quarter; a deferred income tax recovery of $112 million ($0.15 per diluted share) in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate; and a depreciation expense of $84 million, or $62 million after-tax ($0.09 per diluted share) in the first quarter, related to costs previously capitalized for a PTC back office system following the deployment of a replacement system.
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein:

In millions, except per share data	Year ended December 31,	2021	2020	2019
Net income		$4,892	$3,562	$4,216
Adjustments:
Operating expense adjustments:
Workforce reduction program		39	—	31
Depreciation expense on the deployment of replacement system		—	—	84
Advisory fees related to shareholder matters		20	—	—
Loss (recovery) on assets held for sale		(137)	486	—
Transaction-related costs		84	—	—
Non-operating expense adjustments:
Amortization of bridge financing and other fees		97	—	—
Merger termination fee		(886)	—	—
Tax adjustments:
Tax effect of adjustments (1)		109	(123)	(30)
Tax law changes and rate enactments		—	(141)	(112)
Total adjustments		(674)	222	(27)
Adjusted net income		$4,218	$3,784	$4,189
Diluted earnings per share		$6.89	$5.00	$5.83
Impact of adjustments, per share		(0.95)	0.31	(0.03)
Adjusted diluted earnings per share		$5.94	$5.31	$5.80
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.

18 CN | 2021 Annual Report

Management's Discussion and Analysis
Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP adjusted performance measures presented herein:

In millions, except percentages	Year ended December 31,	2021	2020	2019
Operating income		$5,616	$4,777	$5,593
Operating expense adjustments:
Workforce reduction program		39	—	31
Depreciation expense on the deployment of replacement system		—	—	84
Advisory fees related to shareholder matters		20	—	—
Loss (recovery) on assets held for sale		(137)	486	—
Transaction-related costs		84	—	—
Total operating expense adjustments		6	486	115
Adjusted operating income		$5,622	$5,263	$5,708
Operating expenses		8,861	9,042	9,324
Total operating expense adjustments		(6)	(486)	(115)
Adjusted operating expenses		$8,855	$8,556	$9,209
Operating ratio		61.2%	65.4%	62.5%
Impact of adjustments		—%	(3.5)%	(0.8)%
Adjusted operating ratio		61.2%	61.9%	61.7%

CN | 2021 Annual Report 19

Management's Discussion and Analysis
ROIC and adjusted ROIC

ROIC and adjusted ROIC are useful measures for management and investors to evaluate the efficiency of the Company's use of capital funds and allow investors to assess the operating and investment decisions made by management. The Company calculates ROIC as return divided by average invested capital, both of which are non-GAAP measures. Return is defined as Net income plus interest expense after-tax, calculated using the Company's effective tax rate. Average invested capital is defined as the sum of Total shareholders' equity, Long-term debt and Current portion of long-term debt less Cash and cash equivalents, and Restricted cash and cash equivalents, averaged between the beginning and ending balance over the last twelve-month period. The Company calculates adjusted ROIC as adjusted return divided by average invested capital, both of which are non-GAAP measures. Adjusted return is defined as adjusted net income plus interest expense after-tax, calculated using the Company's adjusted effective tax rate. Return, average invested capital, ROIC, adjusted return and adjusted ROIC do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net income and adjusted net income to return and adjusted return, respectively, as well as the calculation of average invested capital, which have been used to calculate ROIC and adjusted ROIC:

In millions, except percentage	As at and for the year ended December 31,	2021	2020	2019
Net income		$4,892	$3,562	$4,216
Interest expense		610	554	538
Tax on interest expense (1)		(139)	(120)	(120)
Return		$5,363	$3,996	$4,634
Average total shareholders' equity		$21,198	$18,846	$17,841
Average long-term debt		11,987	11,931	11,626
Average current portion of long-term debt		709	1,420	1,557
Less: Average cash, cash equivalents, restricted cash and restricted cash equivalents		(1,221)	(844)	(674)
Average invested capital		$32,673	$31,353	$30,350
ROIC		16.4%	12.7%	15.3%
Adjusted net income (2)		$4,218	$3,784	$4,189
Interest expense		610	554	538
Less: Amortization of bridge financing and other fees (3)		(97)	—	—
Tax on interest expense less amortization of bridge financing and other fees (4)		(123)	(137)	(131)
Adjusted return		$4,608	$4,201	$4,596
Average invested capital		$32,673	$31,353	$30,350
Adjusted ROIC		14.1%	13.4%	15.1%
(1)The effective tax rate, defined as Income tax expense as a percentage of Income before income taxes, used to calculate the tax on Interest expense for 2021 was 22.8% (2020 - 21.6%; 2019 - 22.3%).
(2)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of this non-GAAP measure.
(3)Relates to amortization of bridge financing and other fees resulting from the KCS transaction, recorded in Interest expense within the Consolidated Statements of Income.
(4)The adjusted effective tax rate is a Non-GAAP measure, defined as Income tax expense, net of tax adjustments as presented in Adjusted performance measures as a percentage of Income before taxes, net of pre-tax adjustments as presented in Adjusted performance measures. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. The adjusted effective tax rate used to calculate the adjusted tax on interest expense less amortization of bridge financing and other fees for 2021 was 24.0% (2020 - 24.8%; 2019 - 24.4%).

20 CN | 2021 Annual Report

Management's Discussion and Analysis
Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.25 and $1.34 per US$1.00, for the years ended December 31, 2021 and 2020, respectively.
On a constant currency basis, the Company's Net income for the year ended December 31, 2021 would have been higher by $166 million ($0.23 per diluted share).
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2021:

In millions, except per share data	Year ended December 31,	2021	Constant currency impact	2020	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals		$2,816	$128	$2,631	12%
Metals and minerals		1,548	83	1,409	16%
Forest products		1,740	93	1,700	8%
Coal		618	17	527	20%
Grain and fertilizers		2,475	80	2,609	(2%)
Intermodal		4,115	95	3,751	12%
Automotive		576	32	591	3%
Total freight revenues		13,888	528	13,218	9%
Other revenues		589	29	601	3%
Total revenues		14,477	557	13,819	9%
Operating expenses
Labor and fringe benefits		2,879	65	2,723	(8%)
Purchased services and material		2,082	60	2,152	—%
Fuel		1,513	94	1,152	(39%)
Depreciation and amortization		1,598	44	1,589	(3%)
Equipment rents		336	19	432	18%
Casualty and other		506	27	508	(5%)
Loss (recovery) on assets held for sale		(137)	(12)	486	131%
Transaction-related costs		84	47	—	N/A
Total operating expenses		8,861	344	9,042	(2%)
Operating income		5,616	213	4,777	22%
Interest expense		(610)	(35)	(554)	(16%)
Other components of net periodic benefit income		398	—	315	26%
Merger termination fee		886	39	—	N/A
Other income		43	4	6	683%
Income before income taxes		6,333	221	4,544	44%
Income tax expense		(1,441)	(55)	(982)	(52%)
Net income		$4,892	$166	$3,562	42%
Diluted earnings per share		$6.89	$0.23	$5.00	42%

CN | 2021 Annual Report 21

Management's Discussion and Analysis
Revenues

The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the years ended December 31, 2021 and 2020:

In millions, unless otherwise indicated	Year ended December 31,	2021	2020	% Change	% Change at constant currency (1)
Freight revenues		$13,888	$13,218	5%	9%
Other revenues		589	601	(2%)	3%
Total revenues		$14,477	$13,819	5%	9%
Freight revenues
Petroleum and chemicals		$2,816	$2,631	7%	12%
Metals and minerals		1,548	1,409	10%	16%
Forest products		1,740	1,700	2%	8%
Coal		618	527	17%	20%
Grain and fertilizers		2,475	2,609	(5%)	(2%)
Intermodal		4,115	3,751	10%	12%
Automotive		576	591	(3%)	3%
Total freight revenues		$13,888	$13,218	5%	9%
Revenue ton miles (RTMs) (millions)		233,138	230,390	1%	1%
Freight revenue/RTM (cents)		5.96	5.74	4%	8%
Carloads (thousands)		5,701	5,595	2%	2%
Freight revenue/carload ($)		2,436	2,362	3%	7%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2021 totaled $14,477 million compared to $13,819 million in 2020. The increase of $658 million, or 5%, was mainly attributable to freight rate increases, higher applicable fuel surcharge rates and an increase in intermodal ancillary services; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of Canadian grain in terms of RTMs compared to record volumes in 2020. Fuel surcharge revenues increased by $301 million in 2021, mainly due to higher applicable fuel surcharge rates.
In 2021, RTMs, measuring the weight and distance of freight transported by the Company, increased by 1% relative to 2020, despite the unfavorable impact of the ongoing supply chain challenges, the polar vortex in February, the forest fires and drought in Western Canada over the summer and the B.C. washouts in the fourth quarter of 2021. Freight revenue per RTM increased by 4% in 2021 when compared to 2020, mainly driven by a decrease in the average length of haul, freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Petroleum and chemicals

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$2,816	$2,631	7%	12%
RTMs (millions)	42,436	43,556	(3%)	(3%)
Revenue/RTM (cents)	6.64	6.04	10%	15%
Carloads (thousands)	596	597	—%	—%

The petroleum and chemicals commodity group comprises a wide range of commodities, including chemicals and plastics, refined petroleum products, natural gas liquids, crude oil and sulfur. The primary markets for these commodities are within North America, and as such, the performance of this commodity group is closely correlated with the North American economy as well as oil and gas production. Most of the Company's petroleum and chemicals shipments originate in Western Canada, a key oil and gas development area and a major center for natural gas feedstock and world-scale petrochemicals and plastics; in eastern Canadian regional plants; and in the Louisiana petrochemical corridor between New Orleans and Baton Rouge.

22 CN | 2021 Annual Report

Management's Discussion and Analysis
For the year ended December 31, 2021, revenues for this commodity group increased by $185 million, or 7%, when compared to 2020, mainly due to freight rate increases, increased volumes of natural gas liquids (principally propane) and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of petroleum crude.
Revenue per RTM increased by 10% in 2021 when compared to 2020, mainly due to freight rate increases, including volume commitment amounts under customer contracts and higher applicable fuel surcharge rates; partly offset by negative translation impact of stronger Canadian dollar.

Percentage of commodity group revenues	2021	2020
Refined petroleum products	44%	40%
Chemicals and plastics	40%	41%
Crude and condensate	11%	15%
Sulfur	5%	4%

Metals and minerals

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$1,548	$1,409	10%	16%
RTMs (millions)	26,743	21,561	24%	24%
Revenue/RTM (cents)	5.79	6.53	(11%)	(7%)
Carloads (thousands)	969	935	4%	4%

The metals and minerals commodity group consists primarily of materials related to oil and gas development such as frac sand, drilling pipe and large diameter pipe, steel, iron ore, non-ferrous base metals and ores, raw materials including scrap metal, industrial materials including aggregates, construction materials such as roofing and railway equipment, machinery and dimensional (large) loads. The Company provides unique rail access to base metals, iron ore and frac sand mining as well as aluminum and steel producing regions, which are among the most important in North America. This strong origin franchise, coupled with the Company's access to port facilities and the end markets for these commodities, has made CN a leader in the transportation of metals and minerals products. The key drivers for this market segment are oil and gas development, automotive production, and non-residential construction.
For the year ended December 31, 2021, revenues for this commodity group increased by $139 million, or 10%, when compared to 2020, mainly due to increased export volumes of iron ore via the Gulf Coast, higher volumes of frac sand, higher shipments of semi-finished steel products, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM decreased by 11% in 2021 when compared to 2020, mainly due to a significant increase in the average length of haul and the negative translation impact of a stronger Canadian dollar; partly offset by higher applicable fuel surcharge rates and freight rate increases.

Percentage of commodity group revenues	2021	2020
Metals	31%	31%
Minerals	26%	28%
Energy materials	22%	21%
Iron ore	21%	20%

Forest products

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$1,740	$1,700	2%	8%
RTMs (millions)	25,948	25,602	1%	1%
Revenue/RTM (cents)	6.71	6.64	1%	6%
Carloads (thousands)	339	342	(1%)	(1%)

The forest products commodity group includes various types of lumber, panels, paper, board and wrapping paper, wood pulp and other fibers such as logs, recycled paper, wood chips, and wood pellets. The Company has extensive rail access to the western and eastern Canadian fiber-

CN | 2021 Annual Report 23

Management's Discussion and Analysis
producing regions, which are among the largest fiber source areas in North America. In the U.S., the Company is strategically located to serve both the Midwest and southern U.S. corridors with interline connections to other Class I railroads. The key drivers for the various commodities are: for lumber and panels, housing starts and renovation activities primarily in the U.S.; for fibers (mainly wood pulp), the consumption of paper, pulpboard and tissue in North American and offshore markets; and for newsprint, advertising lineage, non-print media and overall economic conditions, primarily in the U.S.
For the year ended December 31, 2021, revenues for this commodity group increased by $40 million, or 2%, when compared to 2020, mainly due to freight rate increases, higher volumes of lumber and panels and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar and lower volumes of woodpulp.
Revenue per RTM increased by 1% in 2021 when compared to 2020, mainly due to freight rate increases and higher applicable fuel surcharge rates; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2021	2020
Lumber	40%	39%
Pulp	29%	30%
Paper	16%	17%
Panels	15%	14%

Coal

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$618	$527	17%	20%
RTMs (millions)	18,471	16,173	14%	14%
Revenue/RTM (cents)	3.35	3.26	3%	6%
Carloads (thousands)	379	289	31%	31%

The coal commodity group consists of thermal grades of bituminous coal, metallurgical coal and petroleum coke. Canadian thermal and metallurgical coal are largely exported via terminals on the west coast of Canada to offshore markets. In the U.S., thermal coal is transported from mines served in southern Illinois, or from western U.S. mines via interchange with other railroads, to major utilities in the Midwest and Southeast U.S., as well as offshore markets via terminals on the U.S. Gulf Coast. Petroleum coke, a by-product of the oil refining process, is exported to offshore markets via terminals on the west coast of Canada and the U.S. Gulf Coast, as well as shipped to industrial users in domestic markets. The key drivers for this market segment are weather conditions, environmental regulations, global energy, coal and steel supply and demand conditions, and for U.S. domestic utility coal, the price of natural gas.
For the year ended December 31, 2021, revenues for this commodity group increased by $91 million, or 17%, when compared to 2020, mainly due to increased exports of U.S. thermal coal via the Gulf Coast, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Revenue per RTM increased by 3% in 2021 when compared to 2020, mainly due to a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2021	2020
Canadian coal - export	45%	49%
Petroleum coke	25%	25%
U.S. coal - domestic	14%	17%
U.S. coal - export	16%	9%

24 CN | 2021 Annual Report

Management's Discussion and Analysis
Grains and fertilizers

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$2,475	$2,609	(5%)	(2%)
RTMs (millions)	58,733	61,736	(5%)	(5%)
Revenue/RTM (cents)	4.21	4.23	—%	3%
Carloads (thousands)	628	663	(5%)	(5%)

The grain and fertilizers commodity group depends primarily on crops grown and fertilizers processed in Western Canada and the U.S. Midwest. The grain segment consists of wheat, oats, barley, flaxseed, rye, peas, lentils, corn, corn meal, ethanol, dried distillers grain, canola seed and canola products, soybeans, soybean products, sweeteners and animal fat. Production of grain varies considerably from year to year, affected primarily by weather conditions, seeded and harvested acreage, the mix of grains produced and crop yields. Grain exports are sensitive to the size and quality of the crop produced, international market conditions and foreign government policy. The majority of grain produced in Western Canada and moved by CN is exported via the ports of Vancouver, Prince Rupert and Thunder Bay. These rail movements are subject to government regulation that establishes a maximum revenue entitlement that railways can earn. Although railway companies are free to set freight rates for western grain shipments, total revenue is limited based on a formula that takes into account tonnage, length of haul, and a specified price index. Shipments of grain that are exported to the U.S. are not regulated. Grain grown in the U.S. Midwest is exported as well as transported to domestic processing facilities and feed markets. The Company also serves major producers of potash in Canada, as well as producers of ammonium nitrate, anhydrous ammonia, urea and other fertilizers across Canada and the U.S. The key drivers for fertilizers are input prices, demand, government policies, and international competition.
For the year ended December 31, 2021, revenues for this commodity group decreased by $134 million, or 5%, when compared to 2020, mainly due to lower export volumes of Canadian grain compared to prior period record volumes and the negative translation impact of a stronger Canadian dollar; partly offset by higher potash volumes, higher export volumes of U.S. grain, freight rate increases and higher applicable fuel surcharge rates.
Revenue per RTM remained flat in 2021 when compared to 2020.

Percentage of commodity group revenues	2021	2020
Canadian grain - regulated	39%	47%
U.S. grain - domestic	19%	18%
Fertilizers - potash	14%	10%
Canadian grain - commercial	12%	11%
Fertilizers - other	9%	9%
U.S. grain - exports	7%	5%

Intermodal

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$4,115	$3,751	10%	12%
RTMs (millions)	58,412	59,165	(1%)	(1%)
Revenue/RTM (cents)	7.04	6.34	11%	14%
Carloads (thousands)	2,611	2,582	1%	1%

The intermodal commodity group includes rail and trucking services and is comprised of two markets: domestic intermodal and international intermodal. Domestic intermodal transports consumer products and manufactured goods, serving retail, wholesale and logistics provider channels, within domestic Canada, domestic U.S., Mexico and transborder, while international intermodal handles import and export container traffic, serving the major ports of Vancouver, Prince Rupert, Montreal, Halifax, New Orleans and Mobile. CN's network of inland intermodal terminals, located near ports and large urban centers, connects customers to major markets in North America and overseas. Domestic intermodal is driven by consumer markets, with growth generally tied to the economy. International intermodal is driven by North American economic and trade conditions as well as global trade patterns. Revenues for CN owned trucking companies TransX and H&R are included in this commodity group within the domestic market.

CN | 2021 Annual Report 25

Management's Discussion and Analysis
For the year ended December 31, 2021, revenues for this commodity group increased by $364 million, or 10%, when compared to 2020, mainly due to an increase in ancillary services including container storage, more revenue generating moves of empty customer-owned containers, higher applicable fuel surcharge rates, freight rate increases, increased international container traffic via the port of Halifax and increased domestic intermodal wholesale volumes; partly offset by the negative translation impact of a stronger Canadian dollar and decreased international container traffic volumes via the port of Prince Rupert.
Revenue per RTM increased by 11% in 2021 when compared to 2020, mainly due to an increase in ancillary services including container storage, more revenue generating moves of empty customer-owned containers, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2021	2020
International	65%	67%
Domestic	35%	33%

Automotive

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$576	$591	(3%)	3%
RTMs (millions)	2,395	2,597	(8%)	(8%)
Revenue/RTM (cents)	24.05	22.76	6%	12%
Carloads (thousands)	179	187	(4%)	(4%)

The automotive commodity group moves both domestic finished vehicles and parts throughout North America, providing service to certain vehicle assembly plants in Ontario, Michigan and Mississippi. The Company also serves vehicle distribution facilities in Canada and the U.S., as well as parts production facilities in Michigan and Ontario. The Company serves shippers of finished vehicle imports via the ports of Halifax and Vancouver, and through interchange with other railroads. CN's broad network of auto compounds is used to facilitate distribution of vehicles throughout Canada and the U.S. Midwest. The primary drivers for this market are automotive production and sales in North America, which are driven by the average age of vehicles in North America and the price of fuel.
For the year ended December 31, 2021, revenues for this commodity group decreased by $15 million, or 3%, when compared to 2020, mainly due to lower volumes of finished vehicles shipped primarily due to a semiconductor chip shortage impacting the automotive industry production and lower volumes of Vancouver imports and the negative translation impact of a stronger Canadian dollar; partly offset by higher applicable fuel surcharge rates and freight rate increases.
Revenue per RTM increased by 6% in 2021 when compared to 2020, mainly due to a decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.

Percentage of commodity group revenues	2021	2020
Finished vehicles	91%	92%
Auto parts	9%	8%

Other revenues

Year ended December 31,	2021	2020	% Change	% Change at constant currency
Revenues (millions)	$589	$601	(2%)	3%

Other revenues are derived from non-rail logistics services that support the Company's rail business including vessels and docks, transloading and distribution, automotive logistics, and freight forwarding and transportation management.
For the year ended December 31, 2021, Other revenues decreased by $12 million, or 2%, when compared to 2020, mainly due to lower revenues for automotive logistics primarily due to a semiconductor chip shortage impacting the automotive industry production and the negative translation impact of a stronger Canadian dollar; partly offset by higher revenues from international freight forwarding and vessels.

26 CN | 2021 Annual Report

Management's Discussion and Analysis

Percentage of other revenues	2021	2020
Vessels and docks	45%	45%
Other non-rail services	47%	46%
Other revenues	8%	9%

Operating expenses

Operating expenses for the year ended December 31, 2021, amounted to $8,861 million compared to $9,042 million in 2020. The decrease of $181 million, or 2%, was mainly driven by the $137 million recovery recorded in the first quarter of 2021 related to the $486 million loss on assets held for sale recorded in the second quarter of 2020, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs due to rising fuel prices, higher incentive compensation and $84 million of transaction-related costs resulting from the terminated CN Merger Agreement with KCS.
The following table provides the components of total operating expenses for the years ended December 31, 2021 and 2020:

In millions	Year ended December 31,	2021	2020	% Change	% Change at constant currency (1)
Labor and fringe benefits		$2,879	$2,723	(6%)	(8%)
Purchased services and material		2,082	2,152	3%	—%
Fuel		1,513	1,152	(31%)	(39%)
Depreciation and amortization		1,598	1,589	(1%)	(3%)
Equipment rents		336	432	22%	18%
Casualty and other		506	508	—%	(5%)
Loss (recovery) on assets held for sale		(137)	486	128%	131%
Transaction-related costs		84	—	N/A	N/A
Total operating expenses		$8,861	$9,042	2%	(2%)
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense includes wages, payroll taxes and employee benefits such as incentive compensation, including stock-based compensation, health and welfare, current service cost for pensions and postretirement benefits. Certain incentive compensation plans are based mainly on financial performance targets and the related expense is recorded in relation to the attainment of such targets.
Labor and fringe benefits expense increased by $156 million, or 6%, in 2021 when compared to 2020. The increase was mainly due to higher incentive compensation, general wage increases, as well as $39 million of employee termination benefits and severance costs related to a workforce reduction program in the third quarter; partly offset by the positive translation impact of a stronger Canadian dollar.

Purchased services and material
Purchased services and material expense includes the cost of services purchased from outside contractors; materials used in the maintenance of the Company's track, facilities and equipment; transportation and lodging for train crew employees; utility costs; and the net costs of operating facilities jointly used by the Company and other railroads.
Purchased services and material expense decreased by $70 million, or 3%, in 2021 when compared to 2020. The decrease was mainly due to the positive translation impact of a stronger Canadian dollar and lower material costs as a result of cost reduction efforts.

Fuel
Fuel expense includes fuel consumed by assets, including locomotives, vessels, vehicles and other equipment as well as federal, provincial and state fuel taxes.
Fuel expense increased by $361 million, or 31%, in 2021 when compared to 2020. The increase was mainly due to higher fuel prices; partly offset by the positive translation impact of a stronger Canadian dollar and fuel efficiency gains resulting in an all-time record fuel efficiency.

CN | 2021 Annual Report 27

Management's Discussion and Analysis
Depreciation and amortization
Depreciation and amortization expense includes the costs associated with the use of properties and intangible assets over their estimated service lives. Depreciation expense is affected by capital additions, railroad property retirements from disposal, sale and/or abandonment and other adjustments including asset impairments.
Depreciation and amortization expense increased by $9 million, or 1%, in 2021 when compared to 2020. The increase was mainly due to a higher depreciable asset base; partly offset by the positive translation impact of a stronger Canadian dollar.
Equipment rents
Equipment rents expense includes rental expense for the use of freight cars owned by other railroads (car hire) or private companies and for the lease of freight cars, locomotives and intermodal equipment, net of rental income from other railroads for the use of the Company's freight cars (car hire) and locomotives.
Equipment rents expense decreased by $96 million, or 22%, in 2021 when compared to 2020. The decrease was mainly due to lower car hire expense as a result of price incentives on railcars and the positive translation impact of a stronger Canadian dollar.

Casualty and other
Casualty and other expense includes expenses for personal injuries, environmental, freight and property damage, insurance, bad debt, operating taxes, computer software and support costs, advisory fees related to shareholder matters as well as travel expenses.
Casualty and other expense remained flat in 2021 when compared to 2020. Lower incident costs and the positive translation impact of a stronger Canadian dollar were offset by an increase in insurance premiums and $20 million of advisory fees related to shareholder matters.

Loss (recovery) on assets held for sale
In the first quarter of 2021, the Company recovered $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 - Assets held for sale to the Company's 2021 Annual Consolidated Financial Statements for additional information.

Transaction-related costs
For the year ended December 31, 2021, the Company incurred transaction costs related to the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs; US$700 million ($845 million) paid to KCS; and the related refund received of US$700 million ($886 million) in the third quarter. See Note 3 – Acquisitions to the Company's 2021 Annual Consolidated Financial Statements for additional information.

Other income and expenses

Interest expense
In 2021, Interest expense was $610 million compared to $554 million in 2020. The increase was mainly due to amortization of bridge financing and other fees of $97 million; partly offset by a lower average level of debt and a positive translation impact of a stronger Canadian dollar.

Other components of net periodic benefit income
In 2021, Other components of net periodic benefit income was $398 million compared to $315 million in 2020. The increase was mainly due to lower interest cost, partly offset by higher amortization of net actuarial loss and lower expected return on plan assets.

Merger termination fee
In 2021, the Company received a US$700 million ($886 million) termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 3 – Acquisitions to the Company's 2021 Annual Consolidated Financial Statements for additional information.

Other income
In 2021, Other income was $43 million compared to $6 million in 2020. The increase was mainly due to fluctuations in the fair value of the equity investment in autonomous driving technology and higher gains on disposal of land.

28 CN | 2021 Annual Report

Management's Discussion and Analysis
Income tax expense
In 2021, the Company recorded an income tax expense of $1,441 million compared to an income tax expense of $982 million in 2020. Included in the 2020 figure was a current income tax recovery of $141 million recorded in the first quarter, resulting from the enactment of the CARES Act.
On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL. As a result of the CARES Act, the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million in 2020 to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years.
The effective tax rate for 2021 was 22.8% compared to 21.6% in 2020. Excluding the aforementioned income tax recovery, the adjusted effective tax rate for 2020 was 24.7%. (1) The decrease in the effective tax rate was mainly attributable to the merger termination fee, transaction-related costs, and bridge financing and other fees resulting from the KCS transaction recorded in the Consolidated Statements of Income, taxed at a lower inclusion rate.
For 2022, the Company anticipates the estimated annual effective tax rate to be in the range of 24.0% to 25.0%.

(1)The adjusted effective tax rate is a Non-GAAP measure, defined as the effective tax rate adjusted to exclude the effect of the 2020 income tax recovery as it is not reflective of CN's underlying business operations. This measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

2020 compared to 2019

Revenues for the year ended December 31, 2020 were $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain.
Operating expenses for the year ended December 31, 2020 were $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.
Operating income for the year ended December 31, 2020 decreased by $816 million, or 15%, to $4,777 million. The decrease mainly reflects lower volumes across most commodity groups and a loss on assets held for sale, partly offset by freight rate increases and lower fuel prices.
The operating ratio was 65.4% in 2020, compared to 62.5% in 2019.
Net income for the year ended December 31, 2020 was $3,562 million, a decrease of $654 million, or 16%, when compared to 2019, and diluted earnings per share decreased by 14% to $5.00.
The Company generated record free cash flow for the year ended December 31, 2020 of $3,227 million compared to $1,992 million in 2019. The increase of $1,235 million, or 62%, was mainly due to lower property additions in 2020 compared to the record 2019 capital expenditure program, lower income tax instalment payments and a U.S. tax refund received in 2020 as a result of the CARES Act, partly offset by lower earnings excluding non-cash items.

CN | 2021 Annual Report 29

Management's Discussion and Analysis
Constant currency
Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rates were $1.34 and $1.33 per US$1.00, for the years ended December 31, 2020 and 2019, respectively.
On a constant currency basis, the Company's Net income for the year ended December 31, 2020 would have been lower by $13 million ($0.02 per diluted share).
The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the year ended December 31, 2020:

In millions, except per share data	Year ended December 31,	2020	Constant currency impact	2019	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals		$2,631	$(16)	$3,052	(14%)
Metals and minerals		1,409	(9)	1,643	(15%)
Forest products		1,700	(12)	1,808	(7%)
Coal		527	(1)	658	(20%)
Grain and fertilizers		2,609	(11)	2,392	9%
Intermodal		3,751	(11)	3,787	(1%)
Automotive		591	(2)	858	(31%)
Total freight revenues		13,218	(62)	14,198	(7%)
Other revenues		601	(5)	719	(17%)
Total revenues		13,819	(67)	14,917	(8%)
Operating expenses
Labor and fringe benefits		2,723	(9)	2,922	7%
Purchased services and material		2,152	(8)	2,267	5%
Fuel		1,152	(7)	1,637	30%
Depreciation and amortization		1,589	(7)	1,562	(1%)
Equipment rents		432	(4)	444	4%
Casualty and other		508	(4)	492	(2%)
Loss (recovery) on assets held for sale		486	(6)	—	N/A
Total operating expenses		9,042	(45)	9,324	4%
Operating income		4,777	(22)	5,593	(15%)
Interest expense		(554)	5	(538)	(2%)
Other components of net periodic benefit income		315	—	321	(2%)
Other income		6	—	53	(89%)
Income before income taxes		4,544	(17)	5,429	(17%)
Income tax expense		(982)	4	(1,213)	19%
Net income		$3,562	$(13)	$4,216	(16%)
Diluted earnings per share		$5.00	$(0.02)	$5.83	(15%)

30 CN | 2021 Annual Report

Management's Discussion and Analysis
Revenues
The following table provides the components of total revenues and freight revenues, as well as other key operating measures, for the years ended December 31, 2020 and 2019:

In millions, unless otherwise indicated	Year ended December 31,	2020	2019	% Change	% Change at constant currency (1)
Freight revenues		$13,218	$14,198	(7%)	(7%)
Other revenues		601	719	(16%)	(17%)
Total revenues		$13,819	$14,917	(7%)	(8%)
Freight revenues
Petroleum and chemicals		$2,631	$3,052	(14%)	(14%)
Metals and minerals		1,409	1,643	(14%)	(15%)
Forest products		1,700	1,808	(6%)	(7%)
Coal		527	658	(20%)	(20%)
Grain and fertilizers		2,609	2,392	9%	9%
Intermodal		3,751	3,787	(1%)	(1%)
Automotive		591	858	(31%)	(31%)
Total freight revenues		$13,218	$14,198	(7%)	(7%)
Revenue ton miles (RTMs) (millions)		230,390	241,954	(5%)	(5%)
Freight revenue/RTM (cents)		5.74	5.87	(2%)	(3%)
Carloads (thousands)		5,595	5,912	(5%)	(5%)
Freight revenue/carload ($)		2,362	2,402	(2%)	(2%)
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Revenues for the year ended December 31, 2020, totaled $13,819 million compared to $14,917 million in 2019. The decrease of $1,098 million, or 7%, was mainly attributable to lower volumes across most commodity groups, primarily in the second and third quarter, caused by the ongoing effects of the COVID-19 pandemic and lower applicable fuel surcharge rates, partly offset by freight rate increases as well as record shipments of Canadian grain. Fuel surcharge revenues decreased by $330 million in 2020, mainly as a result of lower applicable fuel surcharge rates and lower volumes.
In 2020, RTMs declined by 5% relative to 2019. Freight revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly driven by lower applicable fuel surcharge rates, partly offset by freight rate increases.

Petroleum and chemicals

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$2,631	$3,052	(14%)	(14%)
RTMs (millions)	43,556	53,989	(19%)	(19%)
Revenue/RTM (cents)	6.04	5.65	7%	6%
Carloads (thousands)	597	688	(13%)	(13%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $421 million, or 14%, when compared to 2019, mainly due to lower volumes of petroleum crude, chemicals and plastic products, refined petroleum products and natural gas liquids due to the COVID-19 pandemic, partly offset by liquidated damages relating to volume commitments under customer contracts.
Revenue per RTM increased by 7% in 2020 when compared to 2019, mainly due to the decrease in the average length of haul and liquidated damages relating to volume commitments under customer contracts.

CN | 2021 Annual Report 31

Management's Discussion and Analysis
Metals and minerals

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$1,409	$1,643	(14%)	(15%)
RTMs (millions)	21,561	25,449	(15%)	(15%)
Revenue/RTM (cents)	6.53	6.46	1%	—%
Carloads (thousands)	935	1,008	(7%)	(7%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $234 million, or 14%, when compared to 2019, mainly due to reduced shipments of frac sand and semi-finished steel products due to the COVID-19 pandemic.
Revenue per RTM increased by 1% in 2020 when compared to 2019, mainly due to a decrease in the average length of haul.

Forest products

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$1,700	$1,808	(6%)	(7%)
RTMs (millions)	25,602	27,187	(6%)	(6%)
Revenue/RTM (cents)	6.64	6.65	—%	(1%)
Carloads (thousands)	342	375	(9%)	(9%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $108 million, or 6%, when compared to 2019, mainly due to lower volumes across a broad range of forest products and lower applicable fuel surcharge rates, partly offset by freight rate increases.
Revenue per RTM remained flat in 2020 when compared to 2019.

Coal

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$527	$658	(20%)	(20%)
RTMs (millions)	16,173	17,653	(8%)	(8%)
Revenue/RTM (cents)	3.26	3.73	(13%)	(13%)
Carloads (thousands)	289	335	(14%)	(14%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $131 million, or 20%, when compared to 2019, mainly due to lower volumes of U.S. thermal coal exports via the Gulf Coast due to competitive market pricing as well as reduced domestic shipments to U.S. utilities and Canadian metallurgical coal via west coast ports due to the COVID-19 pandemic; partly offset by higher Canadian thermal coal exports via west coast ports.
Revenue per RTM decreased by 13% in 2020 when compared to 2019, mainly due to an increase in the average length of haul.

Grain and fertilizers

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$2,609	$2,392	9%	9%
RTMs (millions)	61,736	55,597	11%	11%
Revenue/RTM (cents)	4.23	4.30	(2%)	(2%)
Carloads (thousands)	663	619	7%	7%

32 CN | 2021 Annual Report

Management's Discussion and Analysis
For the year ended December 31, 2020, revenues for this commodity group increased by $217 million, or 9%, when compared to 2019, mainly due to record Canadian grain volumes and freight rate increases, partly offset by lower applicable fuel surcharge rates.
Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to an increase in the average length of haul and lower applicable fuel surcharge rates; partly offset by freight rate increases.

Intermodal

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$3,751	$3,787	(1%)	(1%)
RTMs (millions)	59,165	58,344	1%	1%
Revenue/RTM (cents)	6.34	6.49	(2%)	(3%)
Carloads (thousands)	2,582	2,618	(1%)	(1%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $36 million, or 1%, when compared to 2019, mainly due to lower applicable fuel surcharge rates and lower international container volumes via the ports of Prince Rupert and Montreal, as well as reduced shipments for domestic logistic providers; partly offset by higher international container traffic via the Ports of Vancouver and New Orleans, as well as increased domestic retail shipments.
Revenue per RTM decreased by 2% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Automotive

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$591	$858	(31%)	(31%)
RTMs (millions)	2,597	3,735	(30%)	(30%)
Revenue/RTM (cents)	22.76	22.97	(1%)	(1%)
Carloads (thousands)	187	269	(30%)	(30%)

For the year ended December 31, 2020, revenues for this commodity group decreased by $267 million, or 31%, when compared to 2019, mainly due to lower volumes of finished vehicles due to the COVID-19 pandemic, including the temporary shutdown of assembly plants and production between April and June, as well as lower applicable fuel surcharge rates.
Revenue per RTM decreased by 1% in 2020 when compared to 2019, mainly due to lower applicable fuel surcharge rates.

Other revenues

Year ended December 31,	2020	2019	% Change	% Change at constant currency
Revenues (millions)	$601	$719	(16%)	(17%)

For the year ended December 31, 2020, Other revenues decreased by $118 million, or 16%, when compared to 2019, mainly due to lower revenues from vessels and automotive logistics due to the COVID-19 pandemic.

CN | 2021 Annual Report 33

Management's Discussion and Analysis
Operating expenses
Operating expenses for the year ended December 31, 2020 amounted to $9,042 million compared to $9,324 million in 2019. The decrease of $282 million, or 3%, was mainly due to lower fuel and labor costs and decreased purchased services and material expense; partly offset by a loss on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines.
The following table provides the components of total operating expenses for the years ended December 31, 2020 and 2019:

In millions	Year ended December 31,	2020	2019	% Change	% Change at constant currency (1)
Labor and fringe benefits		$2,723	$2,922	7%	7%
Purchased services and material		2,152	2,267	5%	5%
Fuel		1,152	1,637	30%	30%
Depreciation and amortization		1,589	1,562	(2%)	(1%)
Equipment rents		432	444	3%	4%
Casualty and other		508	492	(3%)	(2%)
Loss on assets held for sale		486	—	N/A	N/A
Total operating expenses		$9,042	$9,324	3%	4%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable a similar measure presented by other companies. See the section of this MD&A entitled Constant Currency for an explanation of this non-GAAP measure.

Labor and fringe benefits
Labor and fringe benefits expense decreased by $199 million, or 7%, in 2020 when compared to 2019. The decrease was primarily due to lower average headcount and the impact of the 2019 employee termination benefits and severance costs related to a workforce reduction program; partly offset by general wage increases, higher incentive compensation, and higher pension expense.

Purchased services and material
Purchased services and material expense decreased by $115 million, or 5%, in 2020 when compared to 2019. The decrease was mainly due to lower costs for services purchased from outside contractors and lower material costs, driven by lower volumes.

Fuel
Fuel expense decreased by $485 million, or 30%, in 2020 when compared to 2019. The decrease was primarily due to the favorable impact of lower fuel prices, lower volumes due to decreased workload, as measured by GTMs, as well as fuel efficiency gains, achieving a new record fuel efficiency.

Depreciation and amortization
Depreciation and amortization expense increased by $27 million, or 2%, in 2020 when compared to 2019. The increase was mainly due to a higher depreciable asset base resulting from increased capital expenditures in recent years, partly offset by the impact of the 2019 expense of $84 million related to costs previously capitalized for a PTC back office system following the deployment of a replacement system.

Equipment rents
Equipment rents expense decreased by $12 million, or 3%, in 2020 when compared to 2019. The decrease was primarily due to lower rail car lease costs driven by lower volumes, as well as lower car hire expense; partly offset by higher locomotive horsepower-hour expense.

Casualty and other
Casualty and other expense increased by $16 million, or 3%, in 2020 when compared to 2019. The increase was mainly due to lower recoveries of costs from passenger trains using CN's system and higher property taxes, partly offset by lower travel expenses and legal provisions.

Loss on assets held for sale
In the second quarter of 2020, the Company recorded a loss of $486 million on assets held for sale, resulting from the Company's decision to market for sale for on-going rail operations, certain non-core lines in Wisconsin, Michigan and Ontario. See Note 5 - Assets held for sale to the Company's 2020 Annual Consolidated Financial Statements for information on the valuation of assets held for sale.

34 CN | 2021 Annual Report

Management's Discussion and Analysis
Other income and expenses
Interest expense
In 2020, Interest expense was $554 million compared to $538 million in 2019. The increase was mainly due to a higher average level of debt, partly offset by a lower weighted-average interest rate.

Other components of net periodic benefit income
In 2020, Other components of net periodic benefit income was $315 million compared to $321 million in 2019. The decrease was mainly due to higher amortization of net actuarial loss, partly offset by lower interest cost.

Other income
In 2020, Other income was $6 million compared to $53 million in 2019, primarily due to lower gains on sale of land.

Income tax expense
The enactment of the Tax Cuts and Jobs Act ("U.S. Tax Reform") in 2017 brought about significant tax law changes, which included a reduction to the U.S. federal corporate income tax rate from 35% to 21% and allowed the immediate capital expensing of new investments in certain qualified depreciable assets which will be phased down starting in 2023. The U.S. Tax Reform also introduced the creation of a Base Erosion Anti-abuse Tax (BEAT) that subjects certain payments from U.S. corporations to foreign related parties to additional taxes, and limitations to the deduction for net interest expense incurred by U.S. corporations. Since the enactment of the U.S. Tax Reforms, U.S. authorities have issued various proposed and finalized regulations and guidance interpreting its provisions. These interpretations have been taken into account in calculating the Company's current year income tax provision and tax payments. The U.S. Tax Reform and these regulations are also expected to impact the Company's income tax provisions and tax payments in future years.
On March 27, 2020, the U.S. government enacted the CARES Act, which included corporate income tax measures allowing U.S. federal net operating losses (NOLs) arising in tax years 2018, 2019, and 2020 to be fully carried back to each of the five tax years preceding the tax year of the NOL.
In 2020, the Company recorded an income tax expense of $982 million compared to an income tax expense of $1,213 million in 2019. Included in the 2020 figure was a current income tax recovery of $141 million recorded in the first quarter, resulting from the enactment of the CARES Act; the Company reclassified its 2019 deferred income tax asset of $213 million on the NOL that arose in 2019, to a current income tax receivable and recorded a current income tax recovery of $141 million to reflect an amount recoverable at the higher U.S. federal corporate income tax rate of 35% applicable to pre-2018 tax years. Included in the 2019 figure was a deferred income tax recovery of $112 million recorded in the second quarter, resulting from the enactment of a lower provincial corporate income tax rate.
The effective tax rate for 2020 was 21.6% compared to 22.3% in 2019. Excluding the aforementioned income tax recoveries, the effective tax rate for 2020 was 24.7% compared to 24.4% in 2019.

CN | 2021 Annual Report 35

Management's Discussion and Analysis
Summary of quarterly financial data

	2021				2020
	Quarters				Quarters
In millions, except per share data	Fourth	Third	Second	First	Fourth	Third	Second	First
Revenues	$3,753	$3,591	$3,598	$3,535	$3,656	$3,409	$3,209	$3,545
Operating income (1)	$1,566	$1,341	$1,382	$1,327	$1,411	$1,366	$785	$1,215
Net income (1)	$1,199	$1,685	$1,034	$974	$1,021	$985	$545	$1,011
Basic earnings per share	$1.70	$2.38	$1.46	$1.37	$1.44	$1.39	$0.77	$1.42
Diluted earnings per share (1)	$1.69	$2.37	$1.46	$1.37	$1.43	$1.38	$0.77	$1.42
Dividends per share	$0.615	$0.615	$0.615	$0.615	$0.575	$0.575	$0.575	$0.575
(1)Certain quarters include items that management believes do not necessarily arise as part of CN's normal day-to-day operations and can distort the analysis of trends in business performance. See the section of this MD&A entitled Adjusted performance measures for additional information on these items.

Revenues generated by the Company during the year are influenced by seasonal weather conditions, general economic conditions, cyclical demand for rail transportation, competitive forces in the transportation marketplace and the effects of the COVID-19 pandemic beginning in the second quarter of 2020 (see the section entitled Business risks of this MD&A). Operating expenses reflect the impact of freight volumes, seasonal weather conditions, labor costs, fuel prices, and the Company's productivity initiatives. Fluctuations in the Canadian dollar relative to the US dollar have also affected the conversion of the Company's US dollar-denominated revenues and expenses and resulted in fluctuations in Net income in the rolling eight quarters presented above.

Summary of fourth quarter 2021

Revenues for the fourth quarter of 2021 increased by $97 million, or 3%, to $3,753 million, when compared to the same period in 2020. The increase was mainly attributable to higher applicable fuel surcharge rates, freight rate increases and an increase in intermodal ancillary services; partly offset by lower volumes of Canadian grain in terms of RTMs compared to record volumes in the fourth quarter of 2020, the impact of the B.C. washouts and the negative translation impact of a stronger Canadian dollar. Fuel surcharge revenues increased by $177 million in the fourth quarter of 2021, mainly due to higher applicable fuel surcharge rates. RTMs in the fourth quarter of 2021 declined by 11% when compared to the same period in 2020. Freight revenue per RTM increased by 14% in the fourth quarter of 2021 when compared to the same period in 2020, mainly driven by a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases; partly offset by the negative translation impact of a stronger Canadian dollar.
Operating expenses for the fourth quarter of 2021 decreased by $58 million, or 3%, to $2,187 million, when compared to the same period in 2020. The decrease was mainly due to lower average headcount due to cost reduction initiatives and lower volumes, as well as the positive translation impact of a stronger Canadian dollar; partly offset by higher fuel costs.
Operating income for the fourth quarter of 2021 increased by $155 million, or 11%, to $1,566 million, when compared to the same period in 2020. The increase mainly reflects higher applicable fuel surcharge rates, freight rate increases; partly offset by higher fuel costs and the negative translation impact of of a stronger Canadian dollar. Adjusted operating income for the fourth quarter of 2021 was $1,579 million, an increase of $168 million, or 12%, when compared to the same period in 2020. (1)
The operating ratio was 58.3% in the fourth quarter of 2021 compared to 61.4% in the fourth quarter of 2020, a 3.1-point improvement. The adjusted operating ratio was 57.9%, a fourth quarter record, compared to 61.4% in the fourth quarter of 2020, a 3.5-point improvement. (1)
Net income for the fourth quarter 2021 was $1,199 million, an increase of $178 million, or 17%, when compared to the same period in 2020, and diluted earnings per share increased by 18% to $1.69. Adjusted net income for the fourth quarter of 2021 was $1,209 million, an increase of $188 million, or 18%, and adjusted diluted earnings per share increased by 20% to $1.71, when compared to the same period in 2020. (1)

(1)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the section of this MD&A entitled Adjusted performance measures for an explanation of these non-GAAP measures.

36 CN | 2021 Annual Report

Management's Discussion and Analysis
Financial position

The following tables provide an analysis of the Company's balance sheet as at December 31, 2021 as compared to 2020. Assets and liabilities denominated in US dollars have been translated to Canadian dollars using the foreign exchange rate in effect at the balance sheet date. As at December 31, 2021 and 2020, the foreign exchange rates were $1.2637 and $1.2725 per US$1.00, respectively.

In millions	December 31,	2021	2020	Variance	Explanation of variance
Total assets		$48,538	$44,804	$3,734

Cash and cash equivalents and restricted cash and cash equivalents		1,341	1,100	241	Refer to the Consolidated Statements of Cash Flows of the Company’s 2021 Annual Consolidated Financial Statements.
Other current assets, excluding cash and cash equivalents and restricted cash and cash equivalents		2,085	2,002	83	Increase primarily due to higher assets held for sale, partly offset by a decrease in income tax receivable.
Properties		41,178	40,069	1,109
See the section of this MD&A entitled Liquidity and capital resources - Investing activities, increase primarily due to gross property additions of $2,897 million, partly offset by depreciation of $1,593 million.

Operating lease right-of-use-assets		445	435	10	Increase primarily due to higher lease renewals as freight volumes and traffic rebounded from pandemic levels.
Pension asset		3,050	777	2,273
Increase primarily due to actual returns of $1,591 million, actuarial gains arising from the increase in the year-end discount rate from 2.55% to 3.15% of $1,150 million, employer contributions of $81 million and curtailment gains of $21 million, partly offset by interest cost of $377 million and current service cost of $186 million.

Intangible assets, goodwill and other		439	421	18	Increase primarily due to the change in an equity investment with a readily determinable fair value.
Total liabilities and shareholders' equity		$48,538	$44,804	$3,734

Accounts payable and other excluding current portion of operating lease liabilities		2,504	2,257	247	Increase mainly due to timing of payments related to trade payables, as well as tax related accruals.
Deferred income taxes		9,303	8,271	1,032
Increase primarily due to a deferred income tax expense of $511 million recorded in Net income, a deferred income tax expense of $546 million recorded in Other comprehensive income, both of which were mostly attributable to new temporary differences generated during the year.

Other liabilities and deferred credits		427	534	(107)	Decrease mainly due to a reduction in contract liabilities.
Pension and other postretirement benefits		645	767	(122)
Decrease primarily due to actuarial gains arising from the increase in year-end discount rates of $63 million, curtailment gains of $31 million, employer contributions of $23 million, benefit payments of $14 million and actual returns of $14 million, partly offset by interest cost of $20 million and current service cost of $13 million.

Total long-term debt, including the current portion		12,485	12,906	(421)	See the section of this MD&A entitled Liquidity and capital resources - Financing activities, overall decrease primarily due to higher debt repayments than issuances in 2021.
Operating lease liabilities including the current portion		430	418	12	Increase primarily due to higher lease renewals as freight volumes and traffic rebounded from pandemic levels.
Total shareholders' equity		22,744	19,651	3,093	Refer to the Consolidated Statements of Changes in Shareholders’ Equity of the Company’s 2021 Annual Consolidated Financial Statements.

CN | 2021 Annual Report 37

Management's Discussion and Analysis
Liquidity and capital resources

The Company's principal source of liquidity is cash generated from operations, which is supplemented by borrowings in the money markets and capital markets. To meet its short-term liquidity needs, the Company has access to various financing sources, including unsecured revolving credit facilities, equipment loans, commercial paper programs, and an accounts receivable securitization program. In addition to these sources, the Company can issue debt securities to meet its longer-term liquidity needs. The strong focus on cash generation from all sources gives the Company increased flexibility in terms of meeting its financing requirements.

The Company's primary short-term and long-term cash requirements are discussed below:
•Short-term cash requirements: includes working capital requirements, such as labor and fringe benefits, fuel, income tax instalments, pension contributions, and contractual obligations; interest and principal payments on current debt financing; dividends; and share repurchases.
•Long-term cash requirements: includes capital expenditures relating to track infrastructure and other, interest and principal repayments of long-term debt financing, operating and finance lease obligations; business acquisitions and long-term contractual obligations.

The Company sets priorities on its uses of available funds based on short-term operational requirements, expenditures to continue to operate a safe railway and pursue strategic initiatives, while also considering its long-term contractual obligations and returning value to its shareholders; and as part of its financing strategy, the Company regularly reviews its capital structure, cost of capital, and the need for additional debt financing. For a summary of short-term and long-term contractual obligations, including material cash requirements related to such obligations, refer to the table within the section titled Contractual obligations.
Although the Company has a working capital surplus, a deficit is common in the capital-intensive rail industry, and is not an indication of a lack of liquidity. The Company maintains adequate resources to meet daily cash requirements, and has sufficient financial capacity to manage its day-to-day cash requirements and current obligations. As at December 31, 2021 and 2020, the Company had Cash and cash equivalents of $838 million and $569 million, respectively; Restricted cash and cash equivalents of $503 million and $531 million, respectively; and a working capital surplus of $306 million and a deficit $172 million, respectively (1). The cash and cash equivalents pledged as collateral for a minimum term of one month pursuant to the Company's bilateral letter of credit facilities are recorded as Restricted cash and cash equivalents. There are currently no specific requirements relating to working capital other than in the normal course of business as discussed herein.
The Company's U.S. and other foreign subsidiaries maintain sufficient cash to meet their respective operational requirements. If the Company should require more liquidity in Canada than is generated by its domestic operations, the Company could decide to repatriate funds associated with undistributed earnings of its foreign operations, including its U.S. and other foreign subsidiaries. The impact on liquidity resulting from the repatriation of funds held outside Canada would not be significant as such repatriation of funds would not cause significant tax implications to the Company under the tax laws of Canada and the U.S. and other foreign tax jurisdictions, and the tax treaties currently in effect between them.
The Company expects cash from operations and its various sources of financing to be sufficient to meet its ongoing obligations. The Company is not aware of any trends or expected fluctuations in its liquidity that would impact its ongoing operations or financial condition as of the date of this MD&A.

(1)    Working capital is a Non-GAAP measure which management believes is a useful measure of liquidity. The Company defines working capital as current assets of $3,426 million (2020 - $3,102 million) less current liabilities of $3,120 million (2020 - $3,274 million). Working capital does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to a similar measure presented by other companies.

Available financing sources
Shelf prospectus and registration statement
Under its current shelf prospectus with Canadian securities regulators and registration statement with the SEC, the Company may issue up to $6.0 billion of debt securities in the Canadian and U.S. capital markets over the 25 months from the filing date, February 11, 2020.
As at December 31, 2021, the remaining capacity of this shelf prospectus and registration statement was $5.2 billion. Access to the Canadian and U.S. capital markets under the shelf prospectus and registration statement is dependent on market conditions.
The Company's access to long-term funds in the capital markets depends on its credit ratings and market conditions. The Company believes that it continues to have access to the capital markets. If the Company were unable to borrow funds at acceptable rates in the capital markets, the Company could borrow under its credit facilities, draw down on its accounts receivable securitization program, raise cash by disposing of surplus properties or otherwise monetizing assets, reduce discretionary spending or take a combination of these measures to assure that it has adequate funding for its business.

38 CN | 2021 Annual Report

Management's Discussion and Analysis
Revolving credit facility
On June 22, 2021, the Company upsized its existing revolving credit agreement from $2.0 billion to $2.5 billion and amended certain provisions. On March 31, 2021, the Company's revolving credit facility agreement had been amended to extend the term of the credit facility by approximately two years and to adopt a sustainability linked loan structure whereby its applicable margins are adjusted upon achievement of certain sustainability targets, starting in 2022. The amended credit facility of $2.5 billion consists of a $1.25 billion tranche maturing on March 31, 2024 and a $1.25 billion tranche maturing on March 31, 2026. The credit facility provides for borrowings at various benchmark interest rates, including the London Interbank Offered Rate (LIBOR), plus applicable margins, based on CN's credit ratings and sustainability targets.
As at December 31, 2021 and 2020, the Company had no outstanding borrowings under this revolving credit facility and there were no draws in 2021 and 2020.

Credit facilities
During the second quarter of 2021, in connection with the proposed KCS transaction, the Company obtained commitments for a US$14.3 billion 364-day senior unsecured bridge loan facility and for a US$5 billion term loan credit agreement.
On September 15, 2021, upon termination of the CN Merger Agreement with KCS, the bridge loan facility and the term loan credit agreement were terminated. There were no draws in 2021.

Equipment loans
The Company has a non-revolving term loan credit facility for financing or refinancing the purchase of equipment, where US$300 million was available to be drawn upon through March 31, 2020 and US$310 million was available to be drawn upon through March 31, 2021. The equipment loans made under the non-revolving credit facility have a tenor of 20 years, bear interest at a variable rate based on LIBOR plus a margin, are repayable in equal quarterly installments, are prepayable at any time without penalty, and are secured by rolling stock.
As at December 31, 2021, the Company had outstanding borrowings of US$572 million ($723 million) and had no further amount available under this non-revolving term loan facility. As at December 31, 2020, the Company had outstanding borrowings of US$289 million ($368 million) and had US$310 million available under this non-revolving term loan facility.

Commercial paper
The Company has a commercial paper program in Canada and in the U.S. Both programs are backstopped by the Company's revolving credit facility. The maximum aggregate principal amount of commercial paper that can be issued is $2 billion, or the US dollar equivalent, on a combined basis. The commercial paper programs, which are subject to market rates in effect at the time of financing, provide the Company with a flexible financing alternative, and can be used for general corporate purposes. The cost of commercial paper and access to the commercial paper market in Canada and the U.S. are dependent on credit ratings and market conditions. If the Company were to lose access to its commercial paper program for an extended period of time, the Company could rely on its $2.5 billion revolving credit facility to meet its short-term liquidity needs.
As at December 31, 2021 and 2020, the Company had total commercial paper borrowings of US$111 million ($140 million) and
US$44 million ($56 million), respectively, presented in Current portion of long-term debt on the Consolidated Balance Sheets.

Accounts receivable securitization program
The Company has an agreement to sell an undivided co-ownership interest in a revolving pool of accounts receivable to unrelated trusts for maximum cash proceeds of $450 million. On December 20, 2021, the Company extended the term of its agreement by one year to February 1, 2024. The trusts are multi-seller trusts and the Company is not the primary beneficiary. Funding for the acquisition of these assets is customarily through the issuance of asset-backed commercial paper notes by the unrelated trusts.
The Company has retained the responsibility for servicing, administering and collecting the receivables sold. The average servicing period is approximately one month and the interest on borrowings under the Accounts receivable securitization program is renewed based on commercial paper or LIBOR rates then in effect. Subject to customary indemnifications, each trust's recourse is limited to the accounts receivable transferred.
The accounts receivable securitization program provides the Company with readily available short-term financing for general corporate use. In the event the program is terminated before its scheduled maturity, the Company expects to meet its future payment obligations through its various sources of financing including its revolving credit facilities and commercial paper program, and/or access to capital markets.
As at December 31, 2021, and 2020 the Company had no borrowings under the accounts receivable securitization program and there were no activities in 2021.

CN | 2021 Annual Report 39

Management's Discussion and Analysis
Bilateral letter of credit facilities
The Company has a series of committed and uncommitted bilateral letter of credit facility agreements. On March 31, 2021, the Company extended the maturity date of the committed bilateral letter of credit facility agreements to April 28, 2024. The agreements are held with various banks to support the Company's requirements to post letters of credit in the ordinary course of business. Under these agreements, the Company has the option from time to time to pledge collateral in the form of cash or cash equivalents, for a minimum term of one month, equal to at least the face value of the letters of credit issued.
As at December 31, 2021, the Company had outstanding letters of credit of $394 million (2020 - $421 million) under the committed facilities from a total available amount of $518 million (2020 - $492 million) and $158 million (2020 - $165 million) under the uncommitted facilities.
As at December 31, 2021, included in Restricted cash and cash equivalents was $396 million (2020 - $424 million) and $100 million (2020 - $100 million) pledged as collateral under the committed and uncommitted bilateral letter of credit facilities, respectively.

Additional information relating to the Company's financing sources is provided in Note 15 – Debt to the Company's 2021 Annual Consolidated Financial Statements.

Credit ratings
The Company's ability to access funding in the debt capital markets and the cost and amount of funding available depends in part on its credit ratings. Rating downgrades could limit the Company's access to the capital markets, or increase its borrowing costs.
The following table provides the Company's long-term debt and commercial paper credit ratings as of the date of this MD&A, which remain unchanged from 2020.

	Long-term debt rating (1)	Commercial paper rating (1)
DBRS Morningstar	A	R-1 (low)
Moody's Investors Service	A2	P-1
Standard & Poor's	A	A-1
(1)These credit ratings are not recommendations to purchase, hold, or sell the securities referred to above. Ratings may be revised or withdrawn at any time by the credit rating agencies. Each credit rating should be evaluated independently of any other credit rating.

As at April 20, 2021, subsequent to the Company's announcement regarding the proposal to combine with KCS, ratings agencies took the following actions:
•DBRS Morningstar placed CN's ratings under review with negative implications.
•Moody's Investors Service placed CN's ratings on review for downgrade.
•Standard & Poor's reported that the transaction would have decidedly negative credit implications.
These actions reflected expectations of increases in CN's debt to support the proposed combination with KCS.

Following KCS's notice of termination of the CN Merger Agreement on September 15, 2021 and CN's announcement of its strategic and financial value creation plan on September 17, 2021, rating agencies took the following actions:
•DBRS Morningstar removed CN's ratings from under review with negative implications and confirmed them with stable trends.
•Moody's Investors Service removed CN's ratings from under review for downgrade and declared the outlook negative.
•Standard & Poor's removed CN's ratings from CreditWatch with negative implications and declared the outlook negative.

Cash flows

The following table provides the cash flows for the year ended December 31, 2021 and 2020:

In millions	Year ended December 31,	2021	2020	Variance
	Net cash provided by operating activities	$6,971	$6,165	$806
	Net cash used in investing activities	(2,873)	(2,946)	73
	Net cash used in financing activities	(3,857)	(2,707)	(1,150)
	Net increase in cash, cash equivalents, restricted cash, and restricted cash equivalents	241	512	(271)
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, beginning of year	1,100	588	512
	Cash, cash equivalents, restricted cash, and restricted cash equivalents, end of year	$1,341	$1,100	$241

40 CN | 2021 Annual Report

Management's Discussion and Analysis
Free cash flow
Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of business acquisitions and merger transaction-related payments and cash receipts, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the years ended December 31, 2021, 2020 and 2019, to the non-GAAP free cash flow presented herein:

In millions	Year ended December 31,	2021	2020	2019
Net cash provided by operating activities		$6,971	$6,165	$5,923
Net cash used in investing activities		(2,873)	(2,946)	(4,190)
Net cash provided before financing activities		4,098	3,219	1,733
Adjustments:
Transaction-related costs (1)		125	—	—
Advance for acquisition (2)		845	—	—
Refund of advance for acquisition		(886)	—	—
Merger termination fee		(886)	—	—
Acquisition, net of cash acquired (3)		—	8	259
Total adjustments		$(802)	$8	$259
Free cash flow		$3,296	$3,227	$1,992
(1)Relates to transaction-related costs of $125 million paid. See section of this MD&A entitled Strategy overview - Acquisitions, Terminated CN KCS merger agreement, for additional information.
(2)Relates to the advance paid to KCS of US$700 million ($845 million). See section of this MD&A entitled Strategy overview - Acquisitions, Terminated CN KCS merger agreement, for additional information.
(3)Relates to the acquisitions of H&R Transport Limited ("H&R") and the TransX Group of Companies ("TransX"). See the section of this MD&A entitled Liquidity and capital resources - Investing activities for additional information.

Operating activities
Net cash provided by operating activities increased by $806 million in 2021 when compared to 2020, mainly due to higher cash earnings, primarily resulting from the merger termination fee of $886 million received from KCS.

Pension contributions
The Company's contributions to its various defined benefit pension plans are made in accordance with the applicable legislation in Canada and the U.S. and such contributions follow minimum and maximum thresholds as determined by actuarial valuations. Pension contributions for the years ended December 31, 2021 and 2020 of $127 million and $115 million, respectively, primarily represent contributions to the CN Pension Plan, for the current service cost as determined under the Company's current actuarial valuations for funding purposes. Based on the anticipated results of the Company's next actuarial valuations for funding purposes, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed in 2022. As such, the Company expects to make total cash contributions of approximately $70 million for all pension plans in 2022.
See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for additional information pertaining to the funding of the Company's pension plans. Additional information relating to the pension plans is provided in Note 17 – Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements.

Income tax payments
The Company is required to make scheduled instalment payments as prescribed by the tax authorities. In Canada, the Company's domestic jurisdiction, tax instalments in a given year are generally based on the prior year's taxable income whereas in the U.S., the Company's predominant foreign jurisdiction, they are based on forecasted taxable income of the current year.
In 2021, net income tax payments were $759 million (2020 - $353 million). The increase was mainly due to the $329 million income tax refund received in the fourth quarter of 2020 related to the carryback of U.S. federal net operating losses permitted under the CARES Act.
For 2022, the Company's net income tax payments are expected to be approximately $1.25 billion. The increase is primarily due to higher required instalment payments caused by the merger termination fee and higher pre-tax income.

CN | 2021 Annual Report 41

Management's Discussion and Analysis
Investing activities
Net cash used in investing activities decreased by $73 million in 2021 when compared to 2020.

Property additions
The following table provides the property additions for the years ended December 31, 2021 and 2020:

In millions	Year ended December 31,	2021	2020
	Track and roadway (1)	$1,972	$1,842
	Rolling stock	403	478
	Buildings	81	103
	Information technology	291	301
	Other	150	139
	Gross property additions	2,897	2,863
	Less: Finance leases	6	—
	Property additions	$2,891	$2,863
(1)In 2021, approximately 78% (2020 - 76%) of the Track and roadway property additions were incurred to renew basic infrastructure. Costs relating to normal repairs and maintenance of Track and roadway properties are expensed as incurred, and amounted to approximately 11% of the Company's total operating expenses in 2021 (2020 - 11%).

Acquisitions
In the first quarter of 2020, the Company completed the purchase price allocation of the Manitoba-based TransX Group of Companies ("TransX") which was acquired on March 20, 2019. In the fourth quarter of 2019, the fair value of net assets acquired was adjusted to reflect the settlement of working capital as well as changes to current and deferred income tax balances. The acquisition positions CN to strengthen its intermodal business, and allows the Company to expand capacity and foster additional supply chain solutions.
In the fourth quarter of 2020, the Company completed the purchase price allocation of the intermodal temperature-controlled transportation division of the Alberta-based H&R Transport Limited ("H&R") which was acquired on December 2, 2019. The acquisition positions CN to expand its presence in moving customer goods by offering more end-to-end rail supply chain solutions to a wider range of customers.

Additional information relating to the acquisitions is provided in Note 3 - Acquisitions to the Company's 2021 Annual Consolidated Financial Statements.

2022 Capital expenditure program
In 2022, the Company expects to invest approximately 17% of revenues in its capital program, which will be financed with cash generated from operations or with cash from financing activities as required.

Financing activities
Net cash used in financing activities increased by $1,150 million in 2021 when compared to 2020, primarily driven by higher repurchases of common shares and lower issuance of debt; partly offset by lower repayment of commercial paper.

Debt financing activities
Debt financing activities in 2021 included the following:
•On September 15, 2021, early redemption of US$400 million ($506 million) 2.85% Notes due 2021;
•On March 31, 2021, issuance of US$310 million ($389 million) equipment loan under the non-revolving credit facility;
•On January 18, 2021, early redemption of $250 million 2.75% Notes due 2021;
•Repayment of equipment loan under the non-revolving credit facility of $33 million;
•Net issuance of commercial paper of $66 million ; and
•Repayment of finance leases of $68 million.

42 CN | 2021 Annual Report

Management's Discussion and Analysis
Debt financing activities in 2020 included the following:
•On May 1, 2020, issuance of US$600 million ($837 million) 2.45% Notes due 2050 in the U.S. capital markets, which resulted in net proceeds of $810 million;
•On February 3, 2020, repayment of US$300 million ($397 million) 2.40% Notes due 2020 upon maturity;
•On February 3, 2020, issuance of US$300 million ($397 million) equipment loan under the non-revolving credit facility;
•On December 1, 2020, issuance of US$25 million ($32 million) equipment loan;
•Repayment of equipment loan under the non-revolving credit facility of $15 million;
•Net repayment of commercial paper of $1,273 million;
•Proceeds from borrowings under the accounts receivable securitization program of $450 million;
•Repayment of borrowings under the accounts receivable securitization program of $650 million;
•Proceeds from borrowings under revolving credit facility agreement of $100 million;
•Repayment of borrowings under revolving credit facility agreement of $100 million; and
•Repayment of finance leases of $59 million.

Cash obtained from the issuance of debt was used for general corporate purposes, including the redemption and refinancing of outstanding indebtedness, share repurchases, acquisitions and other business opportunities. Additional information relating to the Company's outstanding debt securities is provided in Note 15 – Debt to the Company's 2021 Annual Consolidated Financial Statements.

Repurchase of common shares
The Company may repurchase its common shares pursuant to a NCIB at prevailing market prices plus brokerage fees, or such other prices as may be permitted by the Toronto Stock Exchange (TSX). The Company suspended its share repurchase program at the end of March 2020 due to the economic circumstances resulting from the COVID-19 pandemic. The Company resumed its share repurchases in February 2021 and suspended the share repurchases at the end of April 2021 in connection with the CN Merger Agreement with KCS. Following the termination of the CN Merger Agreement, the Company resumed share repurchases at the end of September 2021. The Company repurchased 11.1 million common shares under its NCIB effective between February 1, 2021 and January 31, 2022, which allowed for the repurchase of up to 14.0 million common shares.
Previous NCIBs allowed for the repurchase of up to 16.0 million common shares between February 1, 2020 and January 31, 2021, and up to 22.0 million common shares between February 1, 2019 and January 31, 2020.
The following table provides the information related to the share repurchases for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	Year ended December 31,	2021	2020	2019		Total NCIB
	February 2021 - January 2022 NCIB
	Number of common shares	10.3	N/A	N/A		10.3
	Weighted-average price per share (1)	$153.69	N/A	N/A		$153.69
	Amount of repurchase (1)	$1,582	N/A	N/A		$1,582
	February 2020 - January 2021 NCIB
	Number of common shares	—	2.0	N/A		2.0
	Weighted-average price per share (1)	$—	$113.56	N/A		$113.56
	Amount of repurchase (1)	$—	$226	N/A		$226
	February 2019 - January 2020 NCIB
	Number of common shares	N/A	1.3	12.8		14.1
	Weighted-average price per share (1)	N/A	$122.38	$120.03		$120.24
	Amount of repurchase (1)	N/A	$153	$1,547		$1,700
	Total for the year
	Number of common shares	10.3	3.3	14.3	(2)
	Weighted-average price per share (1)	$153.69	$116.97	$118.70	(2)
	Amount of repurchase (1)	$1,582	$379	$1,700	(2)
(1)Includes brokerage fees.
(2)Includes 2019 repurchases from the October 2018 - January 2019 NCIB, which consisted of 1.5 million common shares, a weighted-average price per share of $106.78 and an amount of repurchase of $153 million.

CN | 2021 Annual Report 43

Management's Discussion and Analysis
On January 25, 2022, the Board of Directors of the Company approved a new NCIB, which allows for the repurchase of up to 42.0 million common shares between February 1, 2022 and January 31, 2023.
The Company’s NCIB notices may be found online on SEDAR at www.sedar.com and on the SEC's website at www.sec.gov through EDGAR. Printed copies may be obtained by contacting the Corporate Secretary’s Office.

Share Trusts
The Company's Employee Benefit Plan Trusts ("Share Trusts") purchase CN's common shares on the open market, which are used to deliver common shares under the Share Units Plan and the Employee Share Investment Plan (ESIP). Shares purchased by the Share Trusts are retained until the Company instructs the trustee to transfer shares to participants of the Share Units Plan or the ESIP. Additional information relating to Share Trusts is provided in Note 18 – Share capital to the Company's 2021 Annual Consolidated Financial Statements.
The following tables provide the information related to the share purchases and settlements by Share Trusts under the Share Units Plan and the ESIP for the years ended December 31, 2021, 2020 and 2019:

In millions, except per share data	Year ended December 31,	2021	2020	2019
Share purchases by ESIP Share Trusts
Number of common shares		0.2	0.1	0.3
Weighted-average price per share		$142.90	$123.03	$118.83
Amount of purchase		$26	$14	$33
Total purchases		$26	$14	$33

In millions, except per share data	Year ended December 31,	2021	2020	2019
Share settlements by Share Units Plan Share Trusts
Number of common shares		0.2	0.4	0.5
Weighted-average price per share		$88.23	$88.23	$88.23
Amount of settlement		$20	$35	$45
Share settlements by ESIP Share Trusts
Number of common shares		0.2	0.2	—
Weighted-average price per share		$128.40	$118.04	$—
Amount of settlements		$18	$27	$—
Total settlements		$38	$62	$45

Dividends paid
During 2021, the Company paid quarterly dividends of $0.6150 per share amounting to $1,740 million, compared to $1,634 million, at the rate of $0.5750 per share, in 2020. On January 25, 2022, the Company's Board of Directors approved an increase of 19% to the quarterly dividend to common shareholders, from $0.6150 per share in 2021 to $0.7325 per share in 2022.

Contractual obligations
In the normal course of business, the Company incurs contractual obligations. The following table sets forth the Company's contractual obligations and related cash requirements for the following items as at December 31, 2021:

In millions	Total	2022	2023	2024	2025	2026	2027 & thereafter
Debt obligations (1)	$12,475	$501	$222	$476	$385	$667	$10,224
Interest on debt obligations	9,288	501	486	478	465	446	6,912
Finance lease obligations	10	7	1	—	—	2	—
Operating lease obligations (2)	468	117	93	66	54	34	104
Purchase obligations (3)	1,784	1,341	229	105	103	1	5
Other long-term liabilities (4)	677	93	51	44	41	37	411
Total contractual obligations	$24,702	$2,560	$1,082	$1,169	$1,048	$1,187	$17,656
(1)Presented net of unamortized discounts and debt issuance costs and excludes finance lease obligations.
(2)Includes $70 million related to renewal options reasonably certain to be exercised and $38 million of imputed interest.
(3)Includes fixed and variable commitments for information technology services and licenses, wheels, locomotives, railroad cars, rail, engineering services, rail ties as well as other equipment and services. Costs of variable commitments were estimated using forecasted prices and volumes.
(4)Includes expected payments for workers' compensation, postretirement benefits other than pensions, net unrecognized tax benefits, environmental liabilities and pension obligations that have been classified as contractual settlement agreements.

44 CN | 2021 Annual Report

Management's Discussion and Analysis
Adjusted debt-to-adjusted EBITDA multiple
Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income, and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the years ended December 31, 2021, 2020 and 2019, respectively, to adjusted debt and adjusted EBITDA, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the year ended December 31,	2021	2020	2019
Debt		$12,485	$12,906	$13,796
Adjustments:
Operating lease liabilities, including current portion (1)		430	418	501
Pension plans in deficiency (2)		447	553	521
Adjusted debt		$13,362	$13,877	$14,818
Net income		$4,892	$3,562	$4,216
Interest expense		610	554	538
Income tax expense		1,441	982	1,213
Depreciation and amortization		1,598	1,589	1,562
Operating lease cost (3)		131	143	171
Other components of net periodic benefit income		(398)	(315)	(321)
Other income		(43)	(6)	(53)
Adjustments:
Workforce reduction program (4)		39	—	31
Advisory fees related to shareholder matters (5)		20	—	—
Loss (recovery) on assets held for sale		(137)	486	—
Transaction-related costs		84	—	—
Merger termination fee		(886)	—	—
Adjusted EBITDA (6)		$7,351	$6,995	$7,357
Adjusted debt-to-adjusted EBITDA multiple (times)		1.82	1.98	2.01
(1)Represents the present value of operating lease payments. See Note 12 - Leases to the Company's 2021 Annual Consolidated Financial Statements for additional information.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets. See Note 17 - Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements for additional information.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income. See Note 12 - Leases to the Company's 2021 Annual Consolidated Financial Statements for additional information.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(6)Adjusted EBITDA for 2019 has been restated to include the workforce reduction program adjustment in order to conform with the current definition and be comparable with the current year.

All forward-looking statements discussed in this section are subject to risks and uncertainties and are based on assumptions about events and developments that may not materialize or that may be offset entirely or partially by other events and developments. See the section of this MD&A entitled Forward-looking statements for a discussion of assumptions and risk factors affecting such forward-looking statements.

CN | 2021 Annual Report 45

Management's Discussion and Analysis
Off balance sheet arrangements

Guarantees and indemnifications
In the normal course of business, the Company enters into agreements that may involve providing guarantees or indemnifications to third parties and others, which may extend beyond the term of the agreements. These include, but are not limited to, standby letters of credit, surety and other bonds, and indemnifications that are customary for the type of transaction or for the railway business. As at December 31, 2021, the Company has not recorded a liability with respect to guarantees and indemnifications. Additional information relating to guarantees and indemnifications is provided in Note 21 – Major commitments and contingencies to the Company's 2021 Annual Consolidated Financial Statements.

Outstanding share data

As at February 1, 2022, the Company had 699.8 million common shares and 3.9 million stock options outstanding.

Financial instruments
Risk management
In the normal course of business, the Company is exposed to various risks from its use of financial instruments. To manage these risks, the Company follows a financial risk management framework, which is monitored and approved by the Company's Audit, Finance and Risk Committee, with a goal of maintaining a strong balance sheet, optimizing earnings per share and free cash flow, financing its operations at an optimal cost of capital and preserving its liquidity. The Company has limited involvement with derivative financial instruments in the management of its risks and does not hold or issue them for trading or speculative purposes.

Credit risk
Credit risk arises from cash and temporary investments, accounts receivable and derivative financial instruments. To manage credit risk associated with cash and temporary investments, the Company places these financial assets with governments, major financial institutions, or other creditworthy counterparties, and performs ongoing reviews of these entities. To manage credit risk associated with accounts receivable, the Company reviews the credit history of each new customer, monitors the financial condition and credit limits of its customers, and keeps the average daily sales outstanding within an acceptable range. The Company works with customers to ensure timely payments, and in certain cases, requires financial security, including letters of credit. CN also obtains credit insurance for certain high risk customers. Although the Company believes there are no significant concentrations of customer credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to business failures of its customers. A widespread deterioration of customer credit and business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity. The Company considers the risk due to the possible non-performance by its customers to be remote.
The Company has limited involvement with derivative financial instruments, however from time to time, it may enter into derivative financial instruments to manage its exposure to interest rates or foreign currency exchange rates. To manage the counterparty risk associated with the use of derivative financial instruments, the Company enters into contracts with major financial institutions that have been accorded investment grade ratings. Though the Company is exposed to potential credit losses due to non-performance of these counterparties, the Company considers this risk to be remote.

Liquidity risk
Liquidity risk is the risk that sufficient funds will not be available to satisfy financial obligations as they come due. In addition to cash generated from operations, which represents its principal source of liquidity, the Company manages liquidity risk by aligning other external sources of funds which can be obtained upon short notice, such as revolving credit facilities, commercial paper programs, and an accounts receivable securitization program. As well, the Company can issue debt securities in the Canadian and U.S. capital markets under its shelf prospectus and registration statement. The Company's access to long-term funds in the debt capital markets depends on its credit ratings and market conditions. The Company believes that its investment grade credit ratings contribute to reasonable access to capital markets. See the section of this MD&A entitled Liquidity and capital resources for additional information relating to the Company's available financing sources and its credit ratings.

46 CN | 2021 Annual Report

Management's Discussion and Analysis
Foreign currency risk
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and the US dollar affect the Company's revenues and expenses. To manage foreign currency risk, the Company designates US dollar-denominated debt of the parent company as a foreign currency hedge of its net investment in foreign operations. As a result, from the dates of designation, foreign exchange gains and losses on translation of the Company's US dollar-denominated debt are recorded in Accumulated other comprehensive loss, which minimizes volatility of earnings resulting from the conversion of US dollar-denominated debt into the Canadian dollar.
The Company also enters into foreign exchange forward contracts to manage its exposure to foreign currency risk. As at December 31, 2021, the Company had outstanding foreign exchange forward contracts with a notional value of US$910 million (2020 - US$397 million) at a weighted-average exchange rate of $1.27 per US$1.00 (2020 - $1.32 per US$1.00) for a weighted-average term of 251 days (2020 - 151 days). Changes in the fair value of foreign exchange forward contracts, resulting from changes in foreign exchange rates, are recognized in Other income in the Consolidated Statements of Income as they occur. For the year ended December 31, 2021, the Company recorded a loss of $18 million (2020 - loss of $3 million; 2019 - loss of $75 million), related to foreign exchange forward contracts. These losses were largely offset by the re-measurement of US dollar-denominated monetary assets and liabilities recognized in Other income. As at December 31, 2021, the fair value of outstanding foreign exchange forward contracts included in Other current assets and Accounts payable and other was $nil and $2 million, respectively (2020 - $nil and $18 million, respectively).
The estimated annual impact on Net income of a one-cent change in the Canadian dollar relative to the US dollar is approximately $30 million.

Interest rate risk
The Company is exposed to interest rate risk, which is the risk that the fair value or future cash flows of a financial instrument will vary as a result of changes in market interest rates. Such risk exists in relation to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense.
To manage interest rate risk, the Company manages its borrowings in line with liquidity needs, maturity schedule, and currency and interest rate profile. In anticipation of future debt issuances, the Company may use derivative instruments such as forward rate agreements. The Company does not currently hold any significant derivative instruments to manage its interest rate risk.
The estimated annual impact on Net income of a one-percent change in the interest rate on floating rate debt is approximately $9 million.

Commodity price risk
The Company is exposed to commodity price risk related to purchases of fuel and the potential reduction in Net income due to increases in the price of diesel. Fuel prices are impacted by geopolitical events, changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, and labor and political instability.
The Company manages fuel price risk by offsetting the impact of rising fuel prices with the Company's fuel surcharge program. The surcharge applied to customers is determined in the second calendar month prior to the month in which it is applied, and is generally calculated using the average monthly price of On-Highway Diesel, and, to a lesser extent, West-Texas Intermediate crude oil.
While the Company's fuel surcharge program provides effective coverage, residual exposure remains given that fuel price risk cannot be completely managed due to timing and given the volatility in the market. As such, the Company may enter into derivative instruments to manage such risk when considered appropriate.

Fair value of financial instruments
The financial instruments that the Company measures at fair value on a recurring basis in periods subsequent to initial recognition are categorized into the following levels of the fair value hierarchy based on the degree to which inputs are observable:
•Level 1: Inputs are quoted prices for identical instruments in active markets
•Level 2: Significant inputs (other than quoted prices included in Level 1) are observable
•Level 3: Significant inputs are unobservable
The carrying amounts of Cash and cash equivalents and Restricted cash and cash equivalents approximate fair value. These financial instruments include highly liquid investments purchased three months or less from maturity, for which the fair value is determined by reference to quoted prices in active markets.
The carrying amounts of Accounts receivable, Other current assets and Accounts payable and other approximate fair value due to their short maturity, unless otherwise specified. The fair value of equity investments with readily determinable fair values, included in Intangible assets, goodwill and other, is classified as Level 1 with gains and losses being recorded in Other income within the Consolidated Statements of Income. The fair value of derivative financial instruments, included in Other current assets and Accounts payable and other is classified as

CN | 2021 Annual Report 47

Management's Discussion and Analysis
Level 2 and is used to manage the Company's exposure to foreign currency risk. The fair value is measured by discounting future cash flows using a discount rate derived from market data for financial instruments subject to similar risks and maturities. The fair value of assets held for sale, included in Other current assets is classified as Level 3. Additional disclosures are provided in Note 5 - Assets held for sale to the Company's 2021 Annual Consolidated Financial Statements.
The carrying amount of the Company's debt does not approximate fair value. The fair value is estimated based on quoted market prices for the same or similar debt instruments, as well as discounted cash flows using current interest rates for debt with similar terms, company rating, and remaining maturity. The Company classifies debt as Level 2. As at December 31, 2021, the Company's debt, excluding finance leases, had a carrying amount of $12,475 million (2020 - $12,832 million) and a fair value of $14,424 million (2020 - $16,046 million).

Recent accounting pronouncements

The following recent Accounting Standards Update (ASU) issued by the Financial Accounting Standards Board (FASB) came into effect in 2020, was amended in 2021 and has not been adopted by the Company:

ASU 2020-04 Reference rate reform (Topic 848): Facilitation of the effects of reference rate reform on financial reporting and related amendments
London Interbank Offered Rate (LIBOR) is a benchmark interest rate referenced in a variety of agreements that are used by all types of entities. The administrator of LIBOR has ceased the publication of one week and two month USD LIBOR rates on January 1, 2022 and intends to discontinue the remaining USD LIBOR rates immediately following the LIBOR publication on June 30, 2023.
The ASU provides optional expedients and exceptions for applying generally accepted accounting principles to transactions affected by reference rate reform if certain criteria are met. These transactions include contract modifications, hedging relationships, and sale or transfer of debt securities classified as held-to-maturity.
The ASU was effective starting on March 12, 2020, and is available to be adopted on a prospective basis no later than December 31, 2022, when the reference rate replacement activity is expected to be completed. The Company currently has outstanding loans referencing LIBOR, that were not impacted by the administrator of LIBOR ceasing publication of one week and two month USD LIBOR rates, totaling US$572 million that would be affected by the provisions of this ASU. The Company also has a revolving credit facility and an accounts receivable securitization program that reference LIBOR (See Note 15 - Debt to the Company's 2021 Annual Consolidated Financial Statements). The Company had no outstanding borrowing under these credit facilities as at December 31, 2021. The Company has fallback language to allow for the succession of a clearly defined alternative reference rate within the contracts that reference LIBOR. The Company is evaluating the effects that the adoption of the ASU will have on its Consolidated Financial Statements and related disclosures, and whether it will elect to apply any of the optional expedients and exceptions provided in the ASU.

Other recently issued ASUs required to be applied on or after December 31, 2021 have been evaluated by the Company and are not expected to have a significant impact on the Company's Consolidated Financial Statements.

Critical accounting estimates

The preparation of financial statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements. On an ongoing basis, management reviews its estimates based upon available information. Actual results could differ from these estimates. The Company's policies for income taxes, capital expenditures, depreciation, pensions and other postretirement benefits, personal injury and other claims and environmental matters, require management's more significant judgments and estimates in the preparation of the Company's consolidated financial statements and, as such, are considered to be critical. The following information should be read in conjunction with the Company's 2021 Annual Consolidated Financial Statements and Notes thereto.
Management discusses the development and selection of the Company's critical accounting policies, including the underlying estimates and assumptions, with the Audit, Finance and Risk Committee of the Company's Board of Directors. The Audit, Finance and Risk Committee has reviewed the Company's related disclosures.

48 CN | 2021 Annual Report

Management's Discussion and Analysis
Income taxes
The Company follows the asset and liability method of accounting for income taxes. Under the asset and liability method, the change in the net deferred income tax asset or liability is included in the computation of Net income or Other comprehensive income (loss). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. As a result, a projection of taxable income is required for those years, as well as an assumption of the ultimate recovery/settlement period for temporary differences. The projection of future taxable income is based on management's best estimate and may vary from actual taxable income.
On an annual basis, the Company assesses the need to establish a valuation allowance for its deferred income tax assets, and if it is deemed more likely than not that its deferred income tax assets will not be realized, a valuation allowance is recorded. The ultimate realization of deferred income tax assets is dependent upon the generation of sufficient future taxable income, of the necessary character, during the periods in which those temporary differences become deductible. Management considers the scheduled reversals of deferred income tax liabilities, the available carryback and carryforward periods, and projected future taxable income in making this assessment. As at December 31, 2021, in order to fully realize all of the deferred income tax assets, the Company will need to generate future taxable income of approximately $2.2 billion, and, based upon the level of historical taxable income, projections of future taxable income of the necessary character over the periods in which the deferred income tax assets are deductible, and the reversal of taxable temporary differences, management believes, following an assessment of the current economic environment, it is more likely than not that the Company will realize the benefits of these deductible differences.
In addition, Canadian, or domestic, tax rules and regulations, as well as those relating to foreign jurisdictions, are subject to interpretation and require judgment by the Company that may be challenged by the taxation authorities upon audit of the filed income tax returns. Tax benefits are recognized if it is more likely than not that the tax position will be sustained on examination by the taxation authorities. As at December 31, 2021, the total amount of gross unrecognized tax benefits was $64 million, before considering tax treaties and other arrangements between taxation authorities. The amount of net unrecognized tax benefits as at December 31, 2021 was $47 million. If recognized, $12 million of the net unrecognized tax benefits as at December 31, 2021 would affect the effective tax rate.
The Company believes that it is reasonably possible that $14 million of the net unrecognized tax benefits as at December 31, 2021 related to Canadian and U.S. federal, state, and provincial income tax matters, each of which are individually insignificant, may be recognized over the next twelve months as a result of settlements and a lapse of the applicable statute of limitations, and will not significantly affect the effective tax rate as they mostly relate to temporary differences.
The Company's deferred income tax assets are mainly composed of temporary differences related to lease liabilities, the pension liability, accruals for personal injury and other claims, net operating losses and tax credit carryforwards, compensation reserves, and other postretirement benefits liability. The Company's deferred income tax liabilities are mainly composed of temporary differences related to properties, the pension asset and operating lease right-of-use assets. These deferred income tax assets and liabilities are recorded at the enacted tax rates of the periods in which the related temporary differences are expected to reverse. As a result, fiscal budget changes and/or changes in income tax laws that affect a change in the timing, the amount, and/or the income tax rate at which the temporary difference components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. The reversal of temporary differences is expected at future-enacted income tax rates which could change due to fiscal budget changes and/or changes in income tax laws. As a result, a change in the timing and/or the income tax rate at which the components will reverse, could materially affect deferred income tax expense as recorded in the Company's results of operations. From time to time, the federal, provincial, and state governments enact new corporate income tax rates resulting in either lower or higher tax liabilities. A one-percentage-point change in the Canadian and U.S. statutory federal tax rate would have the effect of changing the deferred income tax expense by $205 million and $141 million in 2021, respectively.
For the year ended December 31, 2021, the Company recorded an income tax expense of $1,441 million, of which $511 million was a deferred income tax expense.
For the year ended December 31, 2020, the Company recorded an income tax expense of $982 million, of which $487 million was a deferred income tax expense. The current income tax expense included a recovery of $141 million resulting from the enactment of the CARES Act.
For the year ended December 31, 2019, the Company recorded an income tax expense of $1,213 million, of which $569 million was a deferred income tax expense. The deferred income tax expense included a recovery of $112 million resulting from the enactment of a lower provincial corporate income tax rate.
The Company's net deferred income tax liability as at December 31, 2021 was $9,303 million (2020 - $8,271 million). Additional disclosures are provided in Note 7 – Income taxes to the Company's 2021 Annual Consolidated Financial Statements.

CN | 2021 Annual Report 49

Management's Discussion and Analysis
Depreciation
Properties are carried at cost less accumulated depreciation including asset impairment write-downs. The Company has a process in place to determine whether or not costs qualify for capitalization, which requires judgment. The cost of properties, including those under finance leases, net of asset impairment write-downs, is depreciated on a straight-line basis over their estimated service lives, measured in years, except for rail and ballast whose services lives are measured in millions of gross tons. The Company follows the group method of depreciation whereby a single composite depreciation rate is applied to the gross investment in a class of similar assets, despite small differences in the service life or salvage value of individual property units within the same asset class. The Company uses approximately 40 different depreciable asset classes.
For all depreciable assets, the depreciation rate is based on the estimated service lives of the assets. Assessing the reasonableness of the estimated service lives of properties requires judgment and is based on currently available information, including periodic depreciation studies conducted by the Company. The Company's U.S. properties are subject to comprehensive depreciation studies as required by the STB and are conducted by external experts. Depreciation studies for Canadian properties are not required by regulation and are conducted internally. Studies are performed on specific asset groups on a periodic basis. Changes in the estimated service lives of the assets and their related composite depreciation rates are implemented prospectively.
The studies consider, among other factors, the analysis of historical retirement data using recognized life analysis techniques, and the forecasting of asset life characteristics. Changes in circumstances, such as technological advances, changes to the Company's business strategy, changes in the Company's capital strategy or changes in regulations can result in the actual service lives differing from the Company's estimates.
A change in the remaining service life of a group of assets, or their estimated net salvage value, will affect the depreciation rate used to amortize the group of assets and thus affect depreciation expense as reported in the Company's results of operations. A change of one year in the composite service life of the Company's fixed asset base would impact annual depreciation expense by approximately $66 million.
Depreciation studies are a means of ensuring that the assumptions used to estimate the service lives of particular asset groups are still valid and where they are not, they serve as the basis to establish the new depreciation rates to be used on a prospective basis. In 2021, the Company completed depreciation studies for road properties and as a result, the Company changed the estimated service lives for various types of road assets and their related composite depreciation rates. The results of these depreciation studies did not materially affect the Company's annual depreciation expense.
Given the nature of the railroad and the composition of its network which is made up of homogeneous long-lived assets, it is impractical to maintain records of specific properties at their lowest unit of property.
Retirements of assets occur through the replacement of an asset in the normal course of business, the sale of an asset or the abandonment of a section of track. For retirements in the normal course of business, generally the life of the retired asset is within a reasonable range of the expected useful life, as determined in the depreciation studies, and, as such, no gain or loss is recognized under the group method. The asset's cost is removed from the asset account and the difference between its cost and estimated related accumulated depreciation (net of salvage proceeds), if any, is recorded as an adjustment to accumulated depreciation and no gain or loss is recognized. The historical cost of the retired asset is estimated by using deflation factors or indices that closely correlate to the properties comprising the asset classes in combination with the estimated age of the retired asset using a first-in, first-out approach, and applying it to the replacement value of the asset.
In each depreciation study, an estimate is made of any excess or deficiency in accumulated depreciation for all corresponding asset classes to ensure that the depreciation rates remain appropriate. The excess or deficiency in accumulated depreciation is amortized over the remaining life of the asset class.
For retirements of depreciable properties that do not occur in the normal course of business, the historical cost, net of salvage proceeds, is recorded as a gain or loss in income. A retirement is considered not to be in the normal course of business if it meets the following criteria: (i) it is unusual, (ii) it is significant in amount, and (iii) it varies significantly from the retirement pattern identified through depreciation studies. A gain or loss is recognized in Other income for the sale of land or disposal of assets that are not part of railroad operations.
For the year ended December 31, 2021, the Company recorded total depreciation expense of $1,593 million (2020 - $1,583 million; 2019 - $1,559 million). As at December 31, 2021, the Company had Properties of $41,178 million, net of accumulated depreciation of $15,093 million (2020 - $40,069 million, net of accumulated depreciation of $14,443 million). Additional disclosures are provided in Note 11 – Properties to the Company's 2021 Annual Consolidated Financial Statements.
GAAP requires the use of historical cost as the basis of reporting in financial statements. As a result, the cumulative effect of inflation, which has significantly increased asset replacement costs for capital-intensive companies such as CN, is not reflected in operating expenses. Depreciation charges on an inflation-adjusted basis, assuming that all operating assets are replaced at current price levels, would be substantially greater than historically reported amounts.

50 CN | 2021 Annual Report

Management's Discussion and Analysis
Pensions and other postretirement benefits
The Company's plans have a measurement date of December 31. The following table provides the Company's pension asset, pension liability and other postretirement benefits liability as at December 31, 2021, and 2020:

In millions	December 31,	2021	2020
Pension asset		$3,050	$777
Pension liability		$447	$553
Other postretirement benefits liability (1)		$212	$228
(1)Includes current portion of $14 million as at December 31, 2021 (2020 - $14 million). See Note 14 - Accounts payable and other for the related current portion.

The descriptions in the following paragraphs pertaining to pensions relate generally to the Company's main pension plan, the CN Pension Plan, unless otherwise specified.

Curtailment event
On October 31, 2021, the CN Board of Directors approved changes affecting non-unionized members participating in the Company’s defined benefit pension plans. Effective April 1, 2024, the affected defined benefit pension plans will be amended to cease benefits accruals for non-unionized members, generally known as a delayed hard freeze. Effective April 1, 2024, all non-unionized members will be transferred to the Company’s defined contribution pension plans for their future service. This delayed hard freeze constitutes a plan curtailment event recognized on October 31, 2021 resulting in a $52 million reduction to the Projected benefit obligation, recorded in Other comprehensive income as an actuarial gain, mostly due to reflecting projected future salary increases and service only up to April 1, 2024. The curtailment event also triggered an interim re-measurement of the funded status of the affected defined benefit pension plans resulting in an actuarial gain of $1,915 million recorded in Other comprehensive income composed of i) an actuarial gain on the Projected benefit obligation of $1,808 million substantially all due to the 84 basis point increase in the end of period discount rate between the prior year end (2.55%) and October 31, 2021 (3.39%), and ii) an actuarial gain on the Plan assets of $107 million due to higher actual returns ($982 million) compared to expected returns ($875 million) over that same ten-month period. Due to the interim re-measurement, the resulting Net periodic benefit income recorded during the fourth quarter of 2021 increased by $25 million composed of i) a decrease to Current service cost of $9 million, and ii) an increase to Other components of net periodic benefit income of $16 million.

Calculation of net periodic benefit cost (income)
In accounting for pensions and other postretirement benefits, assumptions are required for, among other things, the discount rate, the expected long-term rate of return on plan assets, the rate of compensation increase, health care cost trend rates, mortality rates, employee early retirements, terminations and disability. Changes in these assumptions result in actuarial gains or losses, which are recognized in Other comprehensive income (loss). The Company generally amortizes these gains or losses into net periodic benefit cost (income) over the expected average remaining service life of the employee group covered by the plans only to the extent that the unrecognized net actuarial gains and losses are in excess of the corridor threshold, which is calculated as 10% of the greater of the beginning-of-year balances of the projected benefit obligation or market-related value of plan assets. The Company's net periodic benefit cost (income) for future periods is dependent on demographic experience, economic conditions and investment performance. Recent demographic experience has revealed no material net gains or losses on termination, retirement, disability and mortality. Experience with respect to economic conditions and investment performance is further discussed herein.
For the years ended December 31, 2021, 2020 and 2019, the consolidated net periodic benefit cost (income) for pensions and other postretirement benefits were as follows:

In millions	Year ended December 31,	2021	2020	2019
Net periodic benefit income for pensions		$(201)	$(141)	$(183)
Net periodic benefit cost for other postretirement benefits		$2	$3	$7

CN | 2021 Annual Report 51

Management's Discussion and Analysis
As at December 31, 2021 and 2020, the projected pension benefit obligation and accumulated other postretirement benefit obligation were as follows:

In millions	December 31,	2021	2020
Projected pension benefit obligation		$17,813	$19,499
Accumulated other postretirement benefit obligation		$212	$228

Discount rate assumption
The Company's discount rate assumption, which is set annually at the end of each year, is determined by management with the aid of third-party actuaries. The discount rate is used to measure the single amount that, if invested at the measurement date in a portfolio of high-quality debt instruments with a rating of AA or better, would provide the necessary cash flows to pay for pension benefits as they become due. For the Canadian pension and other postretirement benefit plans, future expected benefit payments are discounted using spot rates based on a derived AA corporate bond yield curve for each maturity year. A year-end discount rate of 3.15% based on bond yields prevailing at December 31, 2021 (2020 - 2.55%) was considered appropriate by the Company.
The Company uses the spot rate approach to measure current service cost and interest cost for all defined benefit pension and other postretirement benefit plans. Under the spot rate approach, individual spot discount rates along the same yield curve used in the determination of the projected benefit obligation are applied to the relevant projected cash flows for current service cost at the relevant maturity. More specifically, current service cost is measured using the cash flows related to benefits expected to be accrued in the following year by active members of a plan and interest cost is measured using the projected cash flows making up the projected benefit obligation multiplied by the corresponding spot discount rate at each maturity.
As at December 31, 2021, a 0.25% decrease in the 3.15% discount rate used to determine the projected benefit obligation would have resulted in a decrease of approximately $545 million to the funded status for pensions and would result in a decrease of approximately $20 million to the 2022 projected net periodic benefit income. A 0.25% increase in the discount rate would have resulted in an increase of approximately $515 million to the funded status for pensions and would result in an increase of approximately $20 million to the 2022 projected net periodic benefit income.

Expected long-term rate of return assumption
The expected long-term rate of return is determined based on expected future performance for each asset class and is weighted based on the investment policy. Consideration is taken of the historical performance, the premium return generated from an actively managed portfolio, as well as current target asset allocations, published market return expectations, economic developments, inflation rates and administrative expenses. Based on these factors, the rate is determined by the Company. For the January to October and November to December periods of 2021, the Company used a long-term rate of return assumption of 6.75% and 7.00% respectively on the market-related value of plan assets prevailing for those same periods to compute net periodic benefit cost (income). The Company has elected to use a market-related value of assets whereby realized and unrealized gains/losses and appreciation/depreciation in the value of the investments are recognized over a period of five years, while investment income is recognized immediately. The increase to the expected long-term rate of return on plan assets by 25 basis points to 7.00% for the November to December period of 2021 reflects management's current view of long-term investment returns. In 2022, the Company will maintain the expected long-term rate of return on plan assets of 7.00% as management's current view of long-term investment returns remains unchanged from what was existing on October 31, 2021.
The assets of the Company's various plans are primarily held in separate trust funds ("Trusts") which are diversified by asset type, country, sector and investment strategy. Each year, the CN Board of Directors reviews and confirms or amends the Statement of Investment Policies and Procedures ("SIPP") which includes the plans' long-term target asset allocation ("Policy") and related benchmark indices. This Policy is based on the long-term expectations of the economy and financial market returns and considers the dynamics of the plans' benefit obligations. In 2021, the Policy was amended to implement a target asset allocation change to bonds and mortgages, emerging market debt, private debt, resource and royalties (formerly oil and gas) and absolute return. In addition, the specialty portfolio was approved as a new investment strategy.These changes were taken into account in the determination of the Company's expected long-term rate of return assumption. In 2021, the Policy was: 2% cash and short-term investments, 37% bonds and mortgages, 2% emerging market debt, 3% private debt, 35% equities, 4% real estate, 5% resource and royalties, 4% infrastructure, 2% specialty portfolio, 12% absolute return investments and negative 6% for investment-related liabilities.
Annually, the CN Investment Division ("Investment Manager"), a division of the Company created to invest and administer the assets of the plans, can also implement an investment strategy ("Strategy") which can lead the Plan's actual asset allocation to deviate from the Policy due to changing market risks and opportunities. The Pension and Investment Committee of the Board of Directors ("Committee") regularly compares the actual plan asset allocation to the Policy and Strategy and compares the actual performance of the Company's pension plan assets to the performance of the benchmark indices.

52 CN | 2021 Annual Report

Management's Discussion and Analysis
The Committee's approval is required for all major investments in illiquid securities. The SIPP allows for the use of derivative financial instruments to implement strategies, to hedge and to adjust existing or anticipated exposures. The SIPP prohibits investments in securities of the Company or its subsidiaries.
The actual, market-related value and expected rates of return on plan assets for the last five years were as follows:

	2021	2020	2019	2018	2017
Actual	8.7%	12.5%	12.2%	(2.4%)	9.2%
Market-related value	8.0%	7.1%	6.1%	5.7%	9.1%
Expected	6.79%	7.00%	7.00%	7.00%	7.00%

The Company's expected long-term rate of return on plan assets reflects management's view of long-term investment returns and the effect of a 1% variation in such rate of return would result in a change to the net periodic benefit cost (income) of approximately $100 million. Management's assumption of the expected long-term rate of return is subject to risks and uncertainties that could cause the actual rate of return to differ materially from management's assumption. There can be no assurance that the plan assets will be able to earn the expected long-term rate of return on plan assets.

Net periodic benefit income for pensions for 2022
In 2022, the Company expects net periodic benefit income to be $291 million (2021 - $201 million) for all its defined benefit pension plans.

Plan asset allocation
Based on the fair value of the assets held as at December 31, 2021, the assets of the Company's various plans are comprised of 2% in cash and short-term investments, 37% in bonds and mortgages, 2% in emerging market debt, 3% in private debt, 40% in equities, 2% in real estate, 5% in resource and royalties, 3% in infrastructure, 2% in specialty portfolio, 11% in absolute return investments, 1% in alternative risk premia investments and negative 8% in investment-related liabilities. See Note 17 - Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements for information on the fair value measurements of such assets.
A significant portion of the plans' assets are invested in publicly traded equity securities whose return is primarily driven by stock market performance. Debt securities also account for a significant portion of the plans' investments and provide a partial offset to the variation in the pension benefit obligation that is driven by changes in the discount rate. The funded status of the plan fluctuates with market conditions and impacts funding requirements. The Company will continue to make contributions to the pension plans that as a minimum meet pension legislative requirements.

Rate of compensation increase
The rate of compensation increase is determined by the Company based upon its long-term plans for such increases. For 2021, a basic rate of compensation increase of 2.75% was used to determine the projected benefit obligation and the net periodic benefit cost (income).

Mortality
The Canadian Institute of Actuaries (CIA) published in 2014 a report on Canadian Pensioners' Mortality ("Report"). The Report contained Canadian pensioners' mortality tables and improvement scales based on experience studies conducted by the CIA. The CIA's conclusions were taken into account in selecting management's best estimate mortality assumption used to calculate the projected benefit obligation as at December 31, 2021, 2020 and 2019.

Funding of pension plans
The Company's main Canadian defined benefit pension plan, the CN Pension Plan, accounts for 93% of the Company's pension obligation and can produce significant volatility in pension funding requirements, given the pension fund's size, the many factors that drive the plan's funded status, and Canadian statutory pension funding requirements. Adverse changes to the assumptions used to calculate the plan's funding status, particularly the discount rate used for funding purposes, as well as changes to existing federal pension legislation, regulation and guidance could significantly impact the Company's future contributions.
For accounting purposes, the funded status is calculated under generally accepted accounting principles for all pension plans. For funding purposes, the funded status is also calculated under going concern and solvency scenarios as prescribed under pension legislation and subject to guidance issued by the CIA and the Office of the Superintendent of Financial Institutions ("OSFI") for all registered Canadian defined benefit pension plans. The Company's funding requirements are determined upon completion of actuarial valuations. Actuarial valuations are generally required on an annual basis for all Canadian defined benefit pension plans, or when deemed appropriate by the OSFI. Actuarial valuations are also required annually for the Company's U.S. qualified defined benefit pension plans.

CN | 2021 Annual Report 53

Management's Discussion and Analysis
The Company's most recently filed actuarial valuations for funding purposes for its Canadian registered defined pension plans conducted as at December 31, 2020 indicated a funding excess on a going concern basis of approximately $3.4 billion and a funding excess on a solvency basis of approximately $0.4 billion, calculated using the three-year average of the plans' hypothetical wind-up ratio in accordance with the Pension Benefit Standards Regulations, 1985. The federal pension legislation requires funding deficits, if any, to be paid over a number of years, as calculated under current pension regulations. Alternatively, a letter of credit can be subscribed to fulfill required solvency deficit payments.
In November 2021, the OSFI issued a revised instruction guide for the Preparation of Actuarial Reports for Defined Benefit Pension Plans ("Guide") to be used for the December 31, 2021 actuarial valuations. The revised Guide is not expected to have a significant impact on the solvency status of the Company's defined benefit pension plans, and is not expected to trigger additional pension contributions in 2022.
The Company's next actuarial valuations for funding purposes for its Canadian registered defined benefit pension plans required as at December 31, 2021 will be performed in 2022. These actuarial valuations are expected to identify a funding excess on a going concern basis of approximately $3.9 billion, while on a solvency basis a funding excess of approximately $1.1 billion is expected.
Based on the anticipated results of these valuations, the CN Pension Plan is expected to be fully funded and at a level such that the Company would be prohibited from making contributions to the CN Pension Plan once the actuarial valuation report is filed in 2022. As such, the Company expects to make total cash contributions of approximately $70 million for all of the Company's pension plans in 2022. The Company expects cash from operations and its other sources of financing to be sufficient to meet its 2022 funding obligations.

Information disclosed by major pension plan
The following table provides the Company's plan assets by category, projected benefit obligation at end of year, as well as Company and employee contributions by major defined benefit pension plan:

In millions	December 31, 2021	CN Pension Plan	BC Rail Pension Plan	U.S. and other plans	Total
Plan assets by category
Cash and short-term investments		$395	$11	$4	$410
Bonds		6,882	352	205	7,439
Mortgages		19	—	—	19
Emerging market debt		357	6	2	365
Private debt		705	14	4	723
Public equities		7,679	133	98	7,910
Private equities		610	12	3	625
Real estate		361	7	2	370
Resource and royalties		954	19	5	978
Infrastructure		638	13	3	654
Absolute return		2,325	40	12	2,377
Alternative risk premia		234	4	1	239
Total investments		21,159	611	339	22,109
Investment-related liabilities (1)		(1,741)	(30)	(9)	(1,780)
Other (2)		67	4	16	87
Total plan assets		$19,485	$585	$346	$20,416
Projected benefit obligation at end of year		$16,557	$464	$792	$17,813
Company contributions in 2021		$81	$—	$23	$104
Employee contributions in 2021		$61	$—	$—	$61
(1)Investment-related liabilities include securities sold under repurchase agreements.
(2)Other consists of operating assets of $134 million and liabilities of $47 million required to administer the Trusts' investment assets and the plans' benefit and funding activities.

Additional disclosures are provided in Note 17 – Pensions and other postretirement benefits to the Company's 2021 Annual Consolidated Financial Statements.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents.

54 CN | 2021 Annual Report

Management's Discussion and Analysis
Canada
Employee injuries are governed by the workers' compensation legislation in each province whereby employees may be awarded either a lump sum or a future stream of payments depending on the nature and severity of the injury. As such, the provision for employee injury claims is discounted. In the provinces where the Company is self-insured, costs related to employee work-related injuries are accounted for based on actuarially developed estimates of the ultimate cost associated with such injuries, including compensation, health care and third-party administration costs. An actuarial study is generally performed at least on a triennial basis. For all other legal actions, the Company maintains, and regularly updates on a case-by-case basis, provisions for such items when the expected loss is both probable and can be reasonably estimated based on currently available information.
In 2021, 2020 and 2019 the Company recorded a decrease of $11 million, $13 million and $7 million, respectively, to its provision for personal injuries in Canada as a result of actuarial valuations for employee injury claims.
As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in Canada was as follows:

In millions	2021	2020	2019
Beginning of year	$206	$207	$207
Accruals and other	12	31	29
Payments	(36)	(32)	(29)
End of year	$182	$206	$207
Current portion - End of year	$50	$68	$55

The assumptions used in estimating the ultimate costs for Canadian employee injury claims include, among other factors, the discount rate, the rate of inflation, wage increases and health care costs. The Company periodically reviews its assumptions to reflect currently available information. Over the past three years, the Company has not had to significantly change any of these assumptions. Changes in any of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations.
For all other legal claims in Canada, estimates are based on the specifics of the case, trends and judgment.

United States
Personal injury claims by the Company's employees, including claims alleging occupational disease and work-related injuries, are subject to the provisions of the Federal Employers' Liability Act (FELA). Employees are compensated under FELA for damages assessed based on a finding of fault through the U.S. jury system or through individual settlements. As such, the provision is undiscounted. With limited exceptions where claims are evaluated on a case-by-case basis, the Company follows an actuarial-based approach and accrues the expected cost for personal injury, including asserted and unasserted occupational disease claims, and property damage claims, based on actuarial estimates of their ultimate cost. An actuarial study is performed annually.
For employee work-related injuries, including asserted occupational disease claims, and third-party claims, including grade crossing, trespasser and property damage claims, the actuarial valuation considers, among other factors, the Company's historical patterns of claims filings and payments. For unasserted occupational disease claims, the actuarial valuation includes the projection of the Company's experience into the future considering the potentially exposed population. The Company adjusts its liability based upon management's assessment and the results of the study. On an ongoing basis, management reviews and compares the assumptions inherent in the latest actuarial valuation with the current claim experience and, if required, adjustments to the liability are recorded.
Due to the inherent uncertainty involved in projecting future events, including events related to occupational diseases, which include but are not limited to, the timing and number of actual claims, the average cost per claim and the legislative and judicial environment, the Company's future payments may differ from current amounts recorded.
In 2021, the Company recorded a decrease of $20 million to its provision for U.S. personal injury and other claims attributable to non-occupational disease claims, third-party claims and occupational disease claims pursuant to the 2021 actuarial valuation. In 2020 and 2019, actuarial valuations resulted in a decrease of $10 million and an increase of $2 million, respectively. The prior years' adjustments from the actuarial valuations were mainly attributable to non-occupational disease claims, occupational disease claims and third-party claims, reflecting changes in the Company's estimates of unasserted claims and costs related to asserted claims. The Company has an ongoing risk mitigation strategy focused on reducing the frequency and severity of claims through injury prevention and containment; mitigation of claims; and lower settlements of existing claims.

CN | 2021 Annual Report 55

Management's Discussion and Analysis
As at December 31, 2021, 2020 and 2019, the Company's provision for personal injury and other claims in the U.S. was as follows:

In millions	2021	2020	2019
Beginning of year	$141	$145	$139
Accruals and other	30	28	44
Payments	(45)	(29)	(31)
Foreign exchange	(1)	(3)	(7)
End of year	$125	$141	$145
Current portion - End of year	$25	$41	$36

For the U.S. personal injury and other claims liability, historical claim data is used to formulate assumptions relating to the expected number of claims and average cost per claim for each year. Changes in any one of these assumptions could materially affect Casualty and other expense as reported in the Company's results of operations. A 5% change in the asbestos average claim cost would result in an increase or decrease in the liability recorded of approximately $1 million and a 1% change in the inflation trend rate for all injury types would result in an increase or decrease in the liability recorded of approximately $2 million.

Environmental matters
Known existing environmental concerns
The Company is or may be liable for remediation costs at individual sites, in some cases along with other potentially responsible parties, associated with actual or alleged contamination. The ultimate cost of addressing these known contaminated sites cannot be definitively established given that the estimated environmental liability for any given site may vary depending on the nature and extent of the contamination; the nature of anticipated response actions, taking into account the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As a result, liabilities are recorded based on the results of a four-phase assessment conducted on a site-by-site basis. A liability is initially recorded when environmental assessments occur, remedial efforts are probable, and when the costs, based on a specific plan of action in terms of the technology to be used and the extent of the corrective action required, can be reasonably estimated. The Company estimates the costs related to a particular site using cost scenarios established by external consultants based on the extent of contamination and expected costs for remedial efforts. In the case of multiple parties, the Company accrues its allocable share of liability taking into account the Company's alleged responsibility, the number of potentially responsible parties and their ability to pay their respective share of the liability. Adjustments to initial estimates are recorded as additional information becomes available.
The Company's provision for specific environmental sites is undiscounted and includes costs for remediation and restoration of sites, as well as monitoring costs. Environmental expenses, which are classified as Casualty and other in the Consolidated Statements of Income, include amounts for newly identified sites or contaminants as well as adjustments to initial estimates. Recoveries of environmental remediation costs from other parties are recorded as assets when their receipt is deemed probable.
As at December 31, 2021, 2020 and 2019, the Company's provision for specific environmental sites was as follows:

In millions	2021	2020	2019
Beginning of year	$59	$57	$61
Accruals and other	23	44	31
Payments	(26)	(42)	(34)
Foreign exchange	—	—	(1)
End of year	$56	$59	$57
Current portion - End of year	$38	$46	$38

The Company anticipates that the majority of the liability at December 31, 2021 will be paid out over the next five years. Based on the information currently available, the Company considers its provisions to be adequate.

56 CN | 2021 Annual Report

Management's Discussion and Analysis
Unknown existing environmental concerns
While the Company believes that it has identified the costs likely to be incurred for environmental matters based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs. The magnitude of such additional liabilities and the costs of complying with future environmental laws and containing or remediating contamination cannot be reasonably estimated due to many factors, including:
•the lack of specific technical information available with respect to many sites;
•the absence of any government authority, third-party orders, or claims with respect to particular sites;
•the potential for new or changed laws and regulations and for development of new remediation technologies and uncertainty regarding the timing of the work with respect to particular sites; and
•the determination of the Company's liability in proportion to other potentially responsible parties and the ability to recover costs from any third parties with respect to particular sites.
Therefore, the likelihood of any such costs being incurred or whether such costs would be material to the Company cannot be determined at this time. There can thus be no assurance that liabilities or costs related to environmental matters will not be incurred in the future, or will not have a material adverse effect on the Company's financial position or results of operations in a particular quarter or fiscal year, or that the Company's liquidity will not be adversely impacted by such liabilities or costs, although management believes, based on current information, that the costs to address environmental matters will not have a material adverse effect on the Company's financial position or liquidity. Costs related to any unknown existing or future contamination will be accrued in the period in which they become probable and reasonably estimable.

Future occurrences
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. As a result, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws and other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.

Regulatory compliance
The Company may incur significant capital and operating costs associated with environmental regulatory compliance and clean-up requirements, in its railroad operations and relating to its past and present ownership, operation or control of real property. Environmental expenditures that relate to current operations are expensed unless they relate to an improvement to the property. Expenditures that relate to an existing condition caused by past operations and which are not expected to contribute to current or future operations are expensed. Operating expenses related to regulatory compliance activities for environmental matters for the year ended December 31, 2021 amounted to $27 million (2020 - $25 million; 2019 - $25 million). For 2022, the Company expects to incur operating expenses relating to environmental matters in the same range as 2021. In addition, based on the results of its operations and maintenance programs, as well as ongoing environmental audits and other factors, the Company plans for specific capital improvements on an annual basis. Certain of these improvements help ensure facilities, such as fueling stations, waste water and storm water treatment systems, comply with environmental standards and include new construction and the updating of existing systems and/or processes. Other capital expenditures relate to assessing and remediating certain impaired properties. The Company's environmental capital expenditures for the year ended December 31, 2021 amounted to $18 million (2020 - $20 million; 2019 - $25 million). For 2022, the Company expects to incur capital expenditures relating to environmental matters in the same range as 2021.

CN | 2021 Annual Report 57

Management's Discussion and Analysis
Business risks

In the normal course of business, the Company is exposed to various business risks and uncertainties that can have an effect on the Company's results of operations, financial position, or liquidity. While some exposures may be reduced by the Company's risk management strategies, many risks are driven by external factors beyond the Company's control or are of a nature which cannot be eliminated. The key areas of business risks and uncertainties described in this section are not the only ones that can affect the Company. Additional risks and uncertainties not currently known to management or that may currently not be considered material by management, could nevertheless also have an adverse effect on the Company's business.

Pandemic risk and economic downturn
Severe disruptions in regional economies and the world economy can be caused by the outbreak of a contagious illness, such as the current COVID-19 pandemic. The transmission of COVID-19 and efforts to contain its spread have resulted in international, national and local border closings, travel restrictions, significant disruptions to business operations, supply chains, customer activity and demand, service cancellations, reductions and other changes, significant challenges in healthcare service preparation and delivery, and quarantines, as well as considerable general concern and uncertainty, all of which have negatively affected the economic environment and may in the future have further impacts. It is not possible to predict what additional measures and restrictions will be imposed by governmental authorities and the period in time during which those measures and restrictions will apply. Economic and supply chain disruptions, including temporary staff shortages resulting from the pandemic, could further materially affect the Company's financial results and operations. The COVID-19 pandemic could also further and significantly impact freight demand and commodity prices in connection with ensuing economic disruption, supply shortages, trade disruption, temporary staff shortages and temporary closures of facilities in geographic locations more importantly impacted by the outbreak. The scope and severity of such disruptions and their impact on the Company's financial results and operations have been, and may continue to be material.

Competition
The Company faces significant competition, including from rail carriers and other modes of transportation, and is also affected by its customers' flexibility to select among various origins and destinations, including ports, in getting their products to market. Specifically, the Company faces competition from CP, which operates the other major rail system in Canada and services most of the same industrial areas, commodity resources and population centers as the Company; major U.S. railroads and other Canadian and U.S. railroads; long-distance trucking companies, transportation via the St. Lawrence-Great Lakes Seaway and the Mississippi River and transportation via pipelines. In addition, while railroads must build or acquire and maintain their rail systems, motor carriers and barges are able to use public rights-of-way that are built and maintained by public entities without paying fees covering the entire costs of their usage.
Competition is generally based on the quality and the reliability of the service provided, access to markets, as well as price. Factors affecting the competitive position of customers, including exchange rates and energy cost, could materially adversely affect the demand for goods supplied by the sources served by the Company and, therefore, the Company's volumes, revenues and profit margins. Factors affecting the general market conditions for the Company's customers can result in an imbalance of transportation capacity relative to demand. An extended period of supply/demand imbalance could negatively impact market rate levels for all transportation services, and more specifically the Company's ability to maintain or increase rates. This, in turn, could materially and adversely affect the Company's business, results of operations or financial position.
Previous consolidation of rail systems in the U.S. have resulted in larger rail systems that are in a position to compete effectively with the Company in numerous markets.
On September 15, 2021, KCS entered into a merger agreement with CP and filed an amended notice of intent to file a merger application. On September 30, 2021, the STB found that the agency’s prior voting trust approval for CP and KCS would apply to the voting trust described in the amended notice. On November 23, 2021, the STB accepted the joint CP-KCS merger application as complete and set a procedural schedule for comments opposing the merger and seeking conditions. On December 14, 2021, CP acquired and deposited the securities of KCS into a voting trust. On January 12, 2022, CN filed a description of anticipated responsive application to provide notice that it intends to seek a condition requiring CP and KCS to divest the KCS lines between Kansas City, Missouri and Springfield, Illinois/East St. Louis, Illinois. CN expects to file its application on February 28, 2022. If the merger is approved, this may impact the Company's competitive position.

There can be no assurance that the Company will be able to compete effectively against current or future competitors in the transportation industry, or that further consolidation within the transportation industry and legislation allowing for more leniency in size and weight for motor carriers will not adversely affect the Company's competitive position. No assurance can be given that competitive pressures in transportation markets will not lead to reduced revenues, profit margins or both.

58 CN | 2021 Annual Report

Management's Discussion and Analysis
Environmental matters
The Company's operations are subject to numerous federal, provincial, state, municipal and local environmental laws and regulations in Canada and the U.S. concerning, among other things, emissions into the air; discharges into waters; the generation, handling, storage, transportation, treatment and disposal of waste, hazardous substances and other materials; decommissioning of underground and aboveground storage tanks; and soil and groundwater contamination. A risk of environmental liability is inherent in railroad and related transportation operations; real estate ownership, operation or control; and other commercial activities of the Company with respect to both current and past operations. As a result, the Company incurs significant operating and capital costs, on an ongoing basis, associated with environmental regulatory compliance and clean-up requirements in its railroad operations and relating to its past and present ownership, operation or control of real property.
While the Company believes that it has identified the costs likely to be incurred for environmental matters in the next several years based on known information, the discovery of new facts, future changes in laws, the possibility of releases of hazardous materials into the environment and the Company's ongoing efforts to identify potential environmental liabilities that may be associated with its properties may result in the identification of additional environmental liabilities and related costs.
In railroad and related transportation operations, it is possible that derailments or other accidents, including spills and releases of hazardous materials, may occur that could cause harm to human health or to the environment. In addition, the Company is also exposed to potential catastrophic liability risk, faced by the railroad industry in general, in connection with the transportation of toxic inhalation hazard materials such as chlorine and anhydrous ammonia, or other dangerous commodities such as crude oil and propane that the Company may be required to transport as a result of its common carrier obligations. Therefore, the Company may incur costs in the future, which may be material, to address any such harm, compliance with laws or other risks, including costs relating to the performance of clean-ups, payment of environmental penalties and remediation obligations, and damages relating to harm to individuals or property.
The environmental liability for any given contaminated site varies depending on the nature and extent of the contamination; the available clean-up techniques; evolving regulatory standards governing environmental liability; and the number of potentially responsible parties and their financial viability. As such, the ultimate cost of addressing known contaminated sites cannot be definitively established. Also, additional contaminated sites yet unknown may be discovered or future operations may result in accidental releases.
While some exposures may be reduced by the Company's risk mitigation strategies (including periodic audits, employee training programs, emergency plans and procedures, and insurance), many environmental risks are driven by external factors beyond the Company's control or are of a nature which cannot be completely eliminated. Therefore, there can be no assurance, notwithstanding the Company's mitigation strategies, that liabilities or costs related to environmental matters will not be incurred in the future or that environmental matters will not have a material adverse effect on the Company's results of operations, financial position or liquidity, or reputation.

Personal injury and other claims
In the normal course of business, the Company becomes involved in various legal actions seeking compensatory and occasionally punitive damages, including actions brought on behalf of various purported classes of claimants and claims relating to employee and third-party personal injuries, occupational disease, and property damage, arising out of harm to individuals or property allegedly caused by, but not limited to, derailments or other accidents. The Company maintains provisions for such items, which it considers to be adequate for all of its outstanding or pending claims and benefits from insurance coverage for occurrences in excess of certain amounts. The final outcome with respect to actions outstanding or pending at December 31, 2021, or with respect to future claims, cannot be predicted with certainty, and therefore there can be no assurance that their resolution will not have a material adverse effect on the Company's results of operations, financial position or liquidity, in a particular quarter or fiscal year.

Labor negotiations
The working conditions of the Company's unionized workforce are governed by collective agreements which are negotiated from time to time. Disputes relating to the renewal of collective agreements could potentially result in strikes, lockouts, slowdown of the business and ultimately loss of business. There can be no assurance that the Company will be able to renew and have its collective agreements ratified without a strike or lockout or that the resolution of these negotiations will not have a material adverse effect on the Company's results or financial position. Future labor agreements could increase labor and fringe benefits and related expenses.

Canadian workforce
On September 13, 2021, the Company served notice to commence bargaining for the renewal of the collective agreement with the International Brotherhood of Electrical Workers (IBEW) governing approximately 700 signals and communications workers, which expired on December 31, 2021. The collective agreement remains in effect until the parties reach a new collective agreement.
On December 1, 2021, CN filed an application with the Canadian Industrial Relations Board pursuant to Section 18.1. of the Canada Labor Code to review the current bargaining unit structure applicable to running trades on its Canadian railway. There are currently 12 bargaining units, and 16 collective agreements covering Locomotive Engineers and Conductors. CN believes that this structure is no longer appropriate for

CN | 2021 Annual Report 59

Management's Discussion and Analysis
labor relations. A consolidated unit of Locomotive Engineers and Conductors governed by one collective agreement will address these issues and would be a more appropriate bargaining unit structure. The timeline for a decision from the Canadian Industrial Relations Board is uncertain at this time.

U.S. workforce
As of February 1, 2022, collective agreements covering all non-operating and operating craft employees at Grand Trunk Western Railroad Company (GTW), companies owned by Illinois Central Corporation (ICC), companies owned by Wisconsin Central Ltd. (WC) and Bessemer & Lake Erie Railroad Company (BLE), and all employees at Pittsburgh and Conneaut Dock Company (PCD) were ratified and remain in place. The agreements in place have various moratorium provisions, which preserve the status quo with respect to the given collective agreement during the terms of such moratoriums. Where negotiations are ongoing, the terms and conditions of existing agreements generally continue to apply until new agreements are reached or the processes of the Railway Labor Act have been exhausted.
The general approach to labor negotiations by U.S. Class I railroads is to bargain on a collective national basis with the industry, which GTW, ICC, WC and BLE currently participate in, for collective agreements covering all non-operating and operating employees, with the exception of two employee groups working at PCD covering fewer than 35 employees. The national bargaining negotiations are underway.

Regulation
In order to facilitate the continued movement of goods during the COVID-19 pandemic, regulatory agencies in the U.S. and Canada have issued waivers or exemptions to railway companies providing relief from the strict application of some regulations. These reliefs were provided to facilitate social distancing and compliance with other constraints associated with the COVID-19 pandemic that would prevent railways from complying with requirements in a manner consistent with existing provisions.

Economic regulation – Canada
The Company's rail operations in Canada are subject to economic regulation by the Canadian Transportation Agency under the Canada Transportation Act, which provides rate and service remedies, including final offer arbitration, long-haul interswitching rates and mandatory interswitching. It also regulates the maximum revenue entitlement for the movement of regulated grain, charges for railway ancillary services and noise-related disputes. In addition, various Company business transactions must gain prior regulatory approval, with attendant risks and uncertainties, and the Company is subject to government oversight with respect to rate, service and business practice issues.

No assurance can be given that any current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Economic regulation – U.S.
The Company's U.S. rail operations are subject to economic regulation by the STB. The STB serves as both an adjudicatory and regulatory body and has jurisdiction over certain railroad rate and service issues and rail restructuring transactions such as mergers, line sales, line construction and line abandonments. As such, various Company business transactions must gain prior regulatory approval and aspects of its pricing and service practices may be subject to challenge, with attendant risks and uncertainties. Recent proceedings undertaken by the STB in a number of significant matters remain pending.
The Passenger Rail Investment and Improvement Act of 2008 (PRIIA) required Amtrak and the Federal Railroad Administration (FRA) to jointly promulgate the PRIIA performance standards. The prior metrics were vacated and the arbitration provision in the statute was severed by the U.S. Court of Appeals for the District of Columbia. On November 16, 2020, the FRA adopted metrics for measuring performance, which included non-binding dispute resolution for schedules that are disputed. In April 2021, CN provided notice to Amtrak concerning which passenger schedules are ready to be certified and which are to be disputed. As part of PRIIA, U.S. Congress authorized the STB to investigate any railroad over whose track Amtrak operates that fails to meet the performance standards under PRIIA and the STB is authorized to assess damages against the host railroad. On April 15, 2021, the Company provided notice to Amtrak that passenger schedules for certain trains hosted by Illinois Central and Grand Trunk Western are disputed. Disputing schedules is the first step of a non-binding dispute resolution process with Amtrak. For the schedules that the Company disputed, the Company proposed schedules for Amtrak’s consideration and offered to continue working with Amtrak. Amtrak has stated that eight schedules are disputed and 18 schedules are certified.
On December 30, 2020, the STB instituted a rulemaking proceeding to consider a petition by three Class I railroads to change the Board’s procedures for determining annually which Class I railroads are revenue adequate by examining the railroads in comparison to the performance of S&P 500 companies. On February 4, 2021, the Board requested comments on the petition as well as responses to specific questions posed by the Board. The railroads filed their responses to the questions, and comments have been filed. Reply comments were due on August 16, 2021.

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Management's Discussion and Analysis
On April 19, 2021, the FRA granted the Company’s request for an extension of the Company’s automated track inspection test program to evaluate the optimal combination of visual and automated track inspections. The Company previously obtained approval from FRA to conduct the test program in April 2020. The test program has been extended to November 23, 2022. On November 23, 2021, the FRA granted the Company's request to move from Phase 2 to Phase 3 of the Company's automated track inspection test program.
On July 9, 2021, President Biden issued an Executive Order on Promoting Competition in the American Economy. The order affirms the policy to enforce antitrust laws to oppose excessive industry concentration and abuse of market power. The order establishes a White House Competition Counsel. The order encourages the Chair of the STB to consider several steps, including rulemakings on reciprocal switching and competitive access. The Chairman of the STB encouraged Board members to reform competitive access policies; increase customer visibility into first mile/last mile, and increase the availability of rate relief methods in instances where a railroad has market dominance.
In 2019, the STB proposed rules to establish a new rate case method for smaller cases known as Final Offer Rate Review. On November 15, 2021, the STB issued a supplemental proposed rulemaking to invite comments on certain modifications to the new final offer rate reasonableness procedure proposed by the STB in 2019. Comments are due in the first quarter of 2022.
On November 12, 2021, the STB announced that it will hold a public hearing on March 15, 2022 and March 16, 2022 concerning a proposal by the STB in 2016 to amend its regulations regarding reciprocal switching. Written testimony and comments are due on February 14, 2022.
On November 15, 2021, the STB proposed rules to modify its regulations and establish a voluntary arbitration program for small rate disputes in response to a joint petition for rulemaking filed by five Class I railroads, including the Company. On December 29, 2021, the STB denied a request by shipper associations to hold the proceeding in abeyance. Comments are due in the first and second quarters of 2022.
On November 23, 2021, the STB instituted a proceeding to consider a proposal by shipper associations to adopt regulations governing railroads' use of private freight cars to assess a "private railcar delay charge" when a private railcar does not move for more than 72 consecutive hours between when it is released for transportation and the time it is placed. The STB will issue a future decision with procedures for further public comment.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Safety regulation – Canada
The Company's rail operations in Canada are subject to safety regulation by the Minister under the Railway Safety Act as well as the rail portions of other safety-related statutes, which are administered by Transport Canada. The Company may be required to transport toxic inhalation hazard materials as a result of its common carrier obligations and, as such, is also subject to additional regulatory oversight in Canada. The Transportation of Dangerous Goods Act, also administered by Transport Canada, establishes the safety requirements for the transportation of goods classified as dangerous and enables the adoption of regulations for security training and screening of personnel working with dangerous goods, as well as the development of a program to require a transportation security clearance for dangerous goods, the tracking of dangerous goods during transport and the development of an emergency response plan.
On October 6, 2020, Transport Canada issued new Passenger Rail Security Regulations, with their provisions coming into force in sequence. These regulations required passenger railway and host companies to effectively manage their security risks by implementing risk-based security practices, including security awareness training, security risk assessments, security plans and security inspections by July 6, 2021, the designation of a rail security coordinator and security incident reporting by October 6, 2021 and security plan training and security exercises by January 6, 2022. CN has implemented all requirements applicable to its operations.
On February 22, 2021, the Minister approved revisions to the Rules Respecting Key Trains and Key Routes proposed by the Canadian railway industry in response to the request to do so issued on April 1, 2020. The speed of key trains carrying dangerous goods is based on cold temperature conditions and depends on the safety measures implemented by railway companies to be detailed into a Winter Operation Risk Mitigation Plan. The maximum speed also varies based on the type of railway signal and traffic control systems present on the railway networks, which take into account the substantial investments made to equip main line tracks with automated signaling technology, on which the vast majority of CN's traffic is handled. In addition, the new rules require railways to have in place a maintenance and inspection plan for permanent rail joints and temporary rail joints. Considering that speed restrictions applicable to a single category of trains nevertheless affect the speed of all trains operating on a rail network, the revised rules allow CN to maintain normal speed operations unless the conditions require speed restrictions in the interest of safety. The revisions came into force on August 22, 2021.
On March 10, 2021, the Minister issued two orders respecting railway uncontrolled movements. The first order imposes special interim procedures aimed at reducing the risks of uncontrolled movements. The second order requires the Canadian railway industry to revise existing rules to incorporate design and performance parameters for locomotives with roll-away protection, to develop a precise definition of attended versus unattended equipment as well as incorporate requirements on the use of roll-away protection to reduce the risks of an uncontrolled movement. The revisions must be filed with the Minister by March 10, 2022.

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Management's Discussion and Analysis
On May 31, 2021, the Minister of Transport approved changes to the Rules Respecting Track Safety, which specify safety requirements that railway companies must follow when inspecting and maintaining their railway track infrastructure. As a result of the new changes to the Rules, railway companies will be required to put in place a certification process for employees who inspect tracks and supervise the restoration of tracks to make sure their personnel have the proper knowledge and experience to carry out their safety duties. Railway companies must also establish a process to ensure that track maintenance and repair work meets regulatory requirements and the railway companies’ own standards to improve accountability. Finally, railway companies must develop and implement comprehensive plans to manage rail wear and the condition of the rail surface, which are to be approved by a professional engineer to improve the integrity of railway tracks. These new rules came into force on February 1, 2022.
On July 9 and 11, 2021, Transport Canada issued orders pursuant to the Railway Safety Act in response to wildfires in British Columbia. In addition to requiring the implementation of specific measures aimed at reducing the risk of fires and improving their detection, the Order directed railway companies to complete and implement a Final Extreme Weather Fire Risk Mitigation Plan ("Final Plan") within 60 days following the issuance of these orders. In accordance with this requirement, CN filed its Final Plan on September 9, 2021. This Final Plan addresses fire detection, monitoring and response measures and was prepared after consulting municipal and other levels of local government, including Indigenous government or other Indigenous governing bodies. On October 14, 2021, the Transportation Safety Board confirmed that its investigation of the Lytton fire had not revealed any evidence to link railway operations to the fire.
On July 30, 2021, Transport Canada issued Ministerial Order 21-04 pursuant to the Railway Safety Act. This Order provides for reporting requirements respecting the occurrence of an emergency brake application that occurs when a train is stopped on heavy or mountain grade. Initially made mandatory between July 1, 2020 and July 1, 2021, the requirements began to apply again under the Order on September 1, 2021, and last for 12 months until September 1, 2022.
On July 30, 2021, Transport Canada approved amendments to the Canadian Railway Operating Rules proposed by the Railway Association of Canada on behalf of its members. The amendments prescribe: 1) when air brakes must be used during switching operations (i.e. process of rearranging rail cars in a train yard) to ensure a consistent approach across the railway system; 2) measures to ensure that stationary equipment is secured during switching operations to prevent uncontrolled movements; and 3) speed restrictions when switching is conducted with a remotely controlled locomotive. The new provisions are designed to improve safety and prevent uncontrolled movement while conducting switching operations, and to ensure that equipment is properly secured while switching.
Transport Canada issued an order effective October 30, 2021 requiring employers in the federally regulated rail sectors to either establish mandatory vaccination policies for all employees in their organizations or require rail crew and track employees submit to rigorous testing protocols. Each railway that implements a mandatory vaccination policy must include a provision for employee attestation/declaration of their vaccination status; include a description of consequences for employees who do not comply or who falsify information; and meet standards consistent with the approach taken by the Government of Canada for the Core Public Administration. After November 15, 2021, each railway is required to guarantee employees have at least one shot of a COVID-19 vaccine or they will be unable to work. All employees were required to be fully vaccinated by January 24, 2022.
On November 15, 2021, CN filed with Transport Canada its Winter Operation Risk Mitigation Plan in accordance with the Rules Respecting Key Trains and Key Routes. This Plan deals with specific measures associated with the movement of trains carrying crude oil or liquefied petroleum gases.
On November 25, 2020, the Minister approved the new Duty and Rest Period Rules for Operating Employees subject to conditions clarifying some aspects of the Rules. In accordance with the new Rules, CN filed with Transport Canada on November 25, 2021, its Fatigue Management Plan containing an extensive set of prescriptive requirements for processes around scheduling, fitness for duty, deadheading, and other requirements of the new rules. The other provisions of the Rules applicable to CN will come into effect on May 25, 2023.
On November 26, 2021, Transport Canada adopted regulations revising the scope of application of the Grade Crossing Regulations by setting requirements for grade crossings according to a risk-based model. Under this model, existing crossings considered to be low risk are exempted from upgrade requirements. The amendments also extend the compliance deadline for upgrade requirements (previously November 28, 2021) on the basis of the risk-based model. For crossings considered to be high priority, the deadline is extended by one year (until November 28, 2022), and for all other crossings (i.e., crossings that do not meet the threshold criteria for low-risk or high priority) by three years (until November 28, 2024).

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the Canadian federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

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Management's Discussion and Analysis
Safety regulation – U.S.
The Company's U.S. rail operations are subject to safety regulation by the FRA under the Federal Railroad Safety Act as well as rail portions of other safety statutes, with the transportation of certain hazardous commodities also governed by regulations promulgated by the Pipeline and Hazardous Materials Safety Administration (PHMSA). PHMSA requires carriers operating in the U.S. to report annually the volume and route-specific data for cars containing these commodities; conduct a safety and security risk analysis for each used route; identify a commercially practicable alternative route for each used route; and select for use the practical route posing the least safety and security risk. In addition, the Transportation Security Administration (TSA) requires rail carriers to provide upon request, within five minutes for a single car and 30 minutes for multiple cars, location and shipping information on cars on their networks containing toxic inhalation hazard materials and certain radioactive or explosive materials; and ensure the secure, attended transfer of all such cars to and from shippers, receivers and other carriers that will move from, to, or through designated high-threat urban areas.
On February 18, 2020, the FRA issued a final rule that requires each Class I railroad and certain shortline railroads to develop a Railroad Risk Reduction Program in a written plan that will be reviewed and approved by the FRA and will be subject to audit. CN submitted its plan on August 16, 2021. Rail labor previously challenged aspects of the FRA rule in the United States Court of Appeals for the DC Circuit, including protection from discovery for information compiled by railroads for purposes of implementing the rule. On August 20, 2021, the United States Court of Appeals for the DC Circuit denied the challenge filed by rail labor to the FRA's final rule concerning the risk reduction programs. In November 2021, the FRA denied the Class I risk reduction program plans with comments. The Class I railroads will submit revised plans by February 7, 2022.
On February 23, 2021, the United States Court of Appeals for the Ninth Circuit vacated an FRA order from May 2019, which had withdrawn an agency proposed rule relating to crew size. On April 9, 2021, the Association of American Railroads sought rehearing from the court. On May 6, 2021, the Ninth Circuit denied the petition for rehearing. In a separate matter, a federal court in Illinois previously concluded that the Illinois crew size statute was preempted under the FRA’s May 2019 order, and the Illinois Commerce Commission appealed that decision to the United States Court of Appeals for the Seventh Circuit. That appeal was stayed pending resolution of the Ninth Circuit case. On July 2, 2021, the United States Court of Appeals for the Seventh Circuit remanded the case to the district court so that the district court will vacate its prior decision based on the FRA’s May 2019 order and decide AAR’s other preemption arguments. On December 21, 2021, the district court held that the Illinois crew size statute was preempted by the Regional Rail Reorganization Act (known as the 3R Act).
On March 1, 2021, the FRA implemented an emergency order governing the use of face masks in railroad operations. On June 10, 2021, FRA issued a Statement of Enforcement Discretion Regarding FRA’s Emergency Order Requiring Face Mask Use in Railroad Operations that is focused on passenger transportation and will exercise enforcement discretion while outdoors on a transportation conveyance or while outdoors at transportation hubs. FRA has not updated its views on masks in the freight transportation context.
The US government announced that it would impose vaccine mandates. The Biden Administration issued the Executive Order on Ensuring Adequate COVID-19 Safety Protocols for Federal Contractors and COVID-19 workplace safety guidance for federal contractors and subcontractors from the Safer Federal Workforce Task Force, which is scheduled to go into effect on January 10, 2022 and the US Department of Labor's Occupational Safety and Health Administration (OSHA) will not issue citations for noncompliance until February 9, 2022. The OSHA issued an emergency temporary standard that would require employers with 100 or more employees to ensure their workforce is fully vaccinated or subject to periodic testing. Opponents challenged the vaccine mandates in court. The federal contractor mandate is subject to a nationwide injunction, which has been appealed, and oral argument will be scheduled by the United States Court of Appeals for the Eleventh Circuit. The OSHA temporary standard was reinstated by the United States Court of Appeals for the Sixth Circuit and allowed the OSHA rule to take effect. Applicants sought emergency relief from the United States Supreme Court to stay the OSHA rule. On January 13, 2022, the Supreme Court stayed the OSHA temporary standard pending the disposition of the Applicants’ petition for review pending before the Sixth Circuit. The Supreme Court concluded that the Applicants were likely to succeed on the merits of their claim that the agency lacked authority to impose the mandate.

No assurance can be given that these and any other current or future regulatory or legislative initiatives by the U.S. federal government and agencies will not materially adversely affect the Company's results of operations or its competitive and financial position.

Regulation – Vessels
The Company's vessel operations are subject to regulation by the U.S. Coast Guard and the Department of Transportation, Maritime Administration, which regulate the ownership and operation of vessels operating on the Great Lakes and in U.S. coastal waters. In addition, the Environmental Protection Agency has authority to regulate air emissions from these vessels.

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Management's Discussion and Analysis
Security
The Company is subject to statutory and regulatory directives in the U.S. addressing homeland security concerns. In the U.S., safety matters related to security are overseen by the TSA, which is part of the U.S. Department of Homeland Security (DHS) and PHMSA, which, like the FRA, is part of the U.S. Department of Transportation. Border security falls under the jurisdiction of U.S. Customs and Border Protection (CBP), which is part of the DHS. In Canada, the Company is subject to regulation by the Canada Border Services Agency (CBSA). Matters related to agriculture-related shipments crossing the Canada/U.S. border also fall under the jurisdiction of the U.S. Department of Agriculture (USDA) and the Food and Drug Administration (FDA) in the U.S. and the Canadian Food Inspection Agency (CFIA) in Canada. More specifically, the Company is subject to:
•border security arrangements, pursuant to an agreement the Company and CP entered into with the CBP and the CBSA;
•the CBP's Customs-Trade Partnership Against Terrorism (C-TPAT) program and designation as a low-risk carrier under CBSA's Customs Self-Assessment (CSA) program;
•regulations imposed by the CBP requiring advance notification by all modes of transportation for all shipments into the U.S. The CBSA is also working on similar requirements for Canada-bound traffic;
•inspection for imported fruits and vegetables grown in Canada and the agricultural quarantine and inspection (AQI) user fee for all traffic entering the U.S. from Canada; and
•gamma ray screening of cargo entering the U.S. from Canada, and potential security and agricultural inspections at the Canada/U.S. border.
The Company has worked with the AAR to develop and put in place an extensive industry-wide security plan to address terrorism and security-driven efforts by state and local governments seeking to restrict the routings of certain hazardous materials. If such state and local routing restrictions were to go into force, they would be likely to add to security concerns by foreclosing the Company's most optimal and secure transportation routes, leading to increased yard handling, longer hauls, and the transfer of traffic to lines less suitable for moving hazardous materials, while also infringing upon the exclusive and uniform federal oversight over railroad security matters.

While the Company will continue to work closely with the CBSA, CBP, and other Canadian and U.S. agencies, as described above, no assurance can be given that these and future decisions by the U.S., Canadian, provincial, state, or local governments on homeland security matters, legislation on security matters enacted by the U.S. Congress or Parliament, or joint decisions by the industry in response to threats to the North American rail network, will not materially adversely affect the Company's results of operations, or its competitive and financial position.

Transportation of hazardous materials
As a result of its common carrier obligations, the Company is legally required to transport toxic inhalation hazard materials regardless of risk or potential exposure or loss. A train accident involving the transport of these commodities could result in significant costs and claims for personal injury, property damage, environmental penalties and remediation in excess of insurance coverage for these risks, which may materially adversely affect the Company's results of operations, or its competitive and financial position.

Economic conditions
The Company is susceptible to changes in the economic conditions of the industries and geographic areas that produce and consume the freight it transports or the supplies it requires to operate. In addition, many of the goods and commodities carried by the Company experience cyclical demand. For example, the volatility in domestic and global energy markets could impact the demand for transportation services as well as impact the Company's fuel costs and surcharges. In addition, the volatility in other commodity markets such as coal and iron ore could have an impact on volumes. Many of the bulk commodities the Company transports move offshore and are affected more by global rather than North American economic conditions. Adverse North American and global economic conditions, or economic or industrial restructuring, that affect the producers and consumers of the commodities carried by the Company, including customer insolvency, may have a material adverse effect on the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively affect its results of operations, financial position, or liquidity. Moreover, supply chain disruptions in North America and internationally may adversely affect volumes of goods and timelines, and therefore adversely affect CN’s operations and financial results.

Pension funding volatility
The Company's funding requirements for its defined benefit pension plans are determined using actuarial valuations. See the section of this MD&A entitled Critical accounting estimates – Pensions and other postretirement benefits for information relating to the funding of the Company's defined benefit pension plans. Adverse changes with respect to pension plan returns and the level of interest rates as well as changes to existing federal pension legislation and regulation may significantly impact future pension contributions and have a material adverse effect on the funding status of the plans and the Company's results of operations.

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Management's Discussion and Analysis
There can be no assurance that the Company's pension expense and funding of its defined benefit pension plans will not increase in the future and thereby negatively impact earnings and/or cash flow.

Reliance on technology and related cybersecurity risk
The Company relies on information technology in all aspects of its business. The company depends on the proper functioning and availability of its information technology, including communications systems and data processing systems. The company’s information technology systems are critical in meeting customer expectations, tracking, maintaining, and operating trains and related vehicles, managing employees, and interfacing with customers, suppliers, vendors, and other third parties.
Security threats continue to grow and can come from nation states, organized criminals, hacktivists and others, and the Company is at risk of and may be impacted by cyber attacks or security incidents, whether accidental or malicious. While the Company has business continuity and disaster recovery plans, other security and mitigation programs in place to protect its operations, as well as information and technology assets, a cybersecurity attack, significant disruption or failure of its information technology and communications systems or those of its vendors or service providers, including system failure, security breach, disruption by malware or other damage could interrupt or delay the Company’s operations, result in service interruptions, safety failures, security violations, regulatory compliance failures or other operational difficulties, damage its reputation, cause a loss of customers, vendors, suppliers, agents, or third-party capacity providers and lead to misappropriation of assets, data corruption, unauthorized system and data access or disclosures. A cyber incident or interruption of information technology systems could expose the Company to a risk of loss, litigation, regulatory oversight, enforcement actions or cause it to incur significant time and expense to remedy such an event, any of which could have a material adverse impact on its operational and financial position.
The Company is investing to meet evolving network and data security expectations and regulations in an effort to mitigate the impact a security incident might have on the Company, including its results of operations, financial position or liquidity. The final outcome of a potential security incident, however, cannot be predicted with certainty. Therefore, there can be no assurance that its resolution will not have a material adverse effect on the Company's reputation, goodwill, results of operations, financial position or liquidity, in any particular quarter or fiscal year. New regulatory obligations related to cybersecurity and technology risk may impose additional costs and obligations on the Company and may lead to government inquiries or requests for information. This includes, but is not limited to, a December 2021 Security Directive from the United States Department of Homeland Security (DHS), Transportation Security Administration (TSA) requiring rail operators to take several actions in 2022 to enhance rail cybersecurity.

Trade restrictions
Global as well as North American trade conditions, including trade barriers on certain commodities, may interfere with the free circulation of goods across Canada and the U.S. or the cost associated therewith.
On November 30, 2018, the U.S., Canada and Mexico signed the Canada-United States-Mexico Agreement (CUSMA), a new trade agreement to replace the North American Free Trade Agreement. All three countries have ratified the agreement which came into force on July 1, 2020.
On November 24, 2021, the U.S. Department of Commerce issued the final results of its second administrative review of anti-dumping and countervailing duty orders regarding softwood lumber products from Canada, by applying a 17.9% combined duty rate, approximately twice the current combined duty rate of 8.99%. Following completion of any legal challenges under the CUSMA or USMCA Chapter 10 or in U.S. courts, these new duty rates will apply retroactively. The Government of Canada has stated that it still believes this is entirely unjustified and will hurt consumers, businesses and workers on both sides of the border. The decision will be challenged while a negotiated solution to this longstanding trade issue is pursued.
It remains too early to assess the potential outcome of other ongoing various trade actions taken by governments and agencies. As such, there can be no assurance that trade actions will not materially adversely affect the volume of rail shipments and/or revenues from commodities carried by the Company, and thus materially and negatively impact earnings and/or cash flow.

Terrorism and international conflicts
Potential terrorist actions can have a direct or indirect impact on the transportation infrastructure, including railway infrastructure in North America, and can interfere with the free flow of goods. Rail lines, facilities and equipment could be directly targeted or become indirect casualties, which could interfere with the free flow of goods. International conflicts can also have an impact on the Company's markets. Government response to such events could adversely affect the Company's operations. Insurance premiums could also increase significantly or coverage could become unavailable.

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Management's Discussion and Analysis
Customer credit risk
In the normal course of business, the Company monitors the financial condition and credit limits of its customers and reviews the credit history of each new customer. Although the Company believes there are no significant concentrations of credit risk, economic conditions can affect the Company's customers and can result in an increase to the Company's credit risk and exposure to the business failures of its customers. A widespread deterioration of customer credit and/or business failures of customers could have a material adverse effect on the Company's results of operations, financial position or liquidity.

Liquidity
Disruptions in financial markets or deterioration of the Company's credit ratings could hinder the Company's access to external sources of funding to meet its liquidity needs. There can be no assurance that changes in the financial markets will not have a negative effect on the Company's liquidity and its access to capital at acceptable terms and rates.

Supplier concentration
The Company operates in a capital-intensive industry where the complexity of rail equipment limits the number of suppliers available. The supply market could be disrupted if changes in the economy caused any of the Company's suppliers to cease production or to experience capacity or supply shortages. The supply market could become further concentrated and could result in changes to the product or service offerings by suppliers. This could also result in cost increases to the Company and difficulty in obtaining and maintaining the Company's rail equipment and materials. Since the Company also has foreign suppliers, international relations, trade restrictions and global economic and other conditions may potentially interfere with the Company's ability to procure necessary equipment and materials. Widespread business failures of, or restrictions on suppliers, could have a material adverse effect on the Company's results of operations or financial position.

Availability of qualified personnel
The Company may experience demographic challenges in the employment levels of its workforce. Changes in employee demographics, training requirements and the availability of qualified personnel, particularly locomotive engineers and conductors and information technologists, could negatively impact the Company's ability to meet demand for rail service. The Company monitors employment levels and seeks to ensure that there is an adequate supply of personnel to meet rail service requirements. However, the Company's efforts to attract and retain qualified personnel may be hindered by specific conditions in the job market. No assurance can be given that demographic or other challenges will not materially adversely affect the Company's results of operations or its financial position.

Fuel costs
The Company is susceptible to the volatility of fuel prices due to changes in the economy or supply disruptions. Fuel shortages can occur due to refinery disruptions, production quota restrictions, climate, as well as labor and political instability. Increases in fuel prices or supply disruptions may materially adversely affect the Company's results of operations, financial position or liquidity.

Foreign exchange
The Company conducts its business in both Canada and the U.S. and as a result, is affected by currency fluctuations. Changes in the exchange rate between the Canadian dollar and other currencies (including the US dollar) make the goods transported by the Company more or less competitive in the world marketplace and thereby may adversely affect the Company's revenues and expenses.

Interest rates
The Company is exposed to interest rate risk relating to the Company's debt. The Company mainly issues fixed-rate debt, which exposes the Company to variability in the fair value of the debt. The Company also issues debt with variable interest rates, which exposes the Company to variability in interest expense. Adverse changes to market interest rates may significantly impact the fair value or future cash flows of the Company's financial instruments. There can be no assurance that changes in the market interest rates will not have a negative effect on the Company's results of operations or liquidity.

Transportation network disruptions
Due to the integrated nature of the North American freight transportation infrastructure, the Company's operations may be negatively affected by service disruptions of its own network, including illegal blockades, as well as of other transportation links such as ports and other railroads which interchange with the Company. A significant prolonged service disruption of CN's network or one or more of these entities could have an adverse effect on the Company's results of operations, financial position or liquidity. Furthermore, deterioration in the cooperative relationships with the Company's connecting carriers could directly affect the Company's operations.

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Management's Discussion and Analysis
Severe weather
The Company's success is dependent on its ability to operate its railroad efficiently. Severe weather and natural disasters, such as extreme cold or heat, flooding, droughts, fires, hurricanes and earthquakes, can disrupt operations and service for the railroad, affect the performance of locomotives and rolling stock, as well as disrupt operations for both the Company and its customers. Business interruptions resulting from severe weather could result in increased costs, increased liabilities and lower revenues, which could have a material adverse effect on the Company's results of operations, financial condition or liquidity.

Climate change
Climate change, including the impacts of global warming, has the potential physical risks of increasing the frequency of adverse weather events, which can disrupt the Company's operations and damage its infrastructure or properties. It could also affect the markets for, or the volume of, the goods the Company carries or otherwise have a material adverse effect on the Company's results of operations, financial position or liquidity. Government action or inaction to address climate change could also affect CN. The Company is currently subject to climate change and other emissions-related laws and regulations that have been proposed and, in some cases adopted, on the federal, provincial and state levels. While CN is continually focused on efficiency improvements and reducing its carbon footprint, cap and trade systems, carbon taxes, or other controls on emissions of greenhouse gases imposed by various government bodies could increase the Company's capital and operating costs. The Company may not be able to offset such impacts, including, for example, through higher freight rates. Climate change legislation and regulation could also affect CN's customers; make it difficult for CN's customers to produce products in a cost-competitive manner due to increased energy costs; and increase legal costs related to defending and resolving legal claims and other litigation related to climate change.

Controls and procedures

The Company's Chief Executive Officer and its Chief Financial Officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) as of December 31, 2021, have concluded that the Company's disclosure controls and procedures were effective.
During the fourth quarter ended December 31, 2021, there were no changes in the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.
As of December 31, 2021, management has assessed the effectiveness of the Company's internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework (2013). Based on this assessment, management has determined that the Company's internal control over financial reporting was effective as of December 31, 2021, and issued Management's Report on Internal Control over Financial Reporting dated February 1, 2022 to that effect.

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